As filed with the Securities and Exchange Commission on July 8, 2005

Registration No. 333-126133

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SYMMETRY MEDICAL INC.

(Exact name of registrant as specified in its charter)

Delaware	3842	35-1996126
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

220 West Market Street

Warsaw, Indiana 46580

Telephone: (574) 268-2252

Telecopy: (574) 267-4551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Moore

President and Chief Executive Officer

Symmetry Medical Inc.

220 West Market Street

Warsaw, Indiana 46580

Telephone: (574) 268-2252

Telecopy: (574) 267-4551

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C.	Danielle Carbone
Kirkland & Ellis LLP	Shearman & Sterling LLP
200 East Randolph Drive	599 Lexington Avenue
Chicago, Illinois 60601	New York, New York 10022
Telephone: (312) 861-2000	Telephone: (212) 848-4000
Telecopy: (312) 861-2200	Telecopy: (212) 848-7179

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July 8, 2005

Prospectus

10,000,000 Shares

Common Stock

Symmetry Medical Inc. and the selling stockholders named in this prospectus under “Principal and Selling Stockholders” are offering 500,000 shares and 9,500,000 shares, respectively, of common stock. We will not receive any proceeds from shares sold by any selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “SMA.” The last reported sale price of our common stock on the New York Stock Exchange on July 7, 2005 was $22.90 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 9 of the prospectus.

	Per Share	Total
Offering price	$	$
Discount and commissions to underwriters	$	$
Offering proceeds to Symmetry Medical Inc., before expenses	$	$
Offering proceeds to the selling stockholders, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The selling stockholders have granted to the underwriters an option to purchase up to 1,500,000 additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 10,000,000 shares of common stock in this offering. The underwriters can exercise this right at any time, in whole or in part, within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about                 , 2005.

Banc of America Securities LLC	Credit Suisse First Boston

Piper Jaffray	Wachovia Securities

William Blair & Company

The date of this prospectus is                     , 2005

Total Solutions for Implants, Instruments and Cases

Hip Implants

Knee Implants

Minimally Invasive Surgery Hip Instruments and Cases

Patellar Preparation Instruments and Case

Hip Revision Instruments and Case

You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

Financial Information

We operate on a 52- or 53- week year ending on the Saturday closest to December 31. Our fiscal years 2000, 2001, 2002, 2003 and 2004 ended on December 30, 2000, December 29, 2001, December 28, 2002, January 3, 2004 and January 1, 2005, respectively. Our fiscal years 2000, 2001, 2002 and 2004 contained 52 weeks and our fiscal year 2003 contained 53 weeks. Fiscal years are identified in this prospectus according to the calendar year that they most accurately represent. For example, the fiscal year ended January 1, 2005 is referred to herein as “fiscal year 2004.” The first quarter of fiscal year 2004 ended on April 3, 2004 and contained 13 weeks and the first quarter of fiscal year 2005 ended on April 2, 2005 and contained 13 weeks.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, as used in this prospectus (i) the terms “Symmetry,” “Symmetry Medical,” “we,” “us” and “our” refer to Symmetry Medical Inc., a Delaware corporation, and all of its consolidated subsidiaries and (ii) the term “Mettis” refers to Mettis (UK) Limited, a United Kingdom corporation, and its consolidated subsidiaries, which we acquired on June 11, 2003. Our statement of operations data for fiscal year 2003 includes the results of Mettis only since its acquisition date.

Our Business

We are the world’s largest independent provider of implants and related instruments and cases to orthopedic device manufacturers. We also design, develop and produce these products for companies in other segments of the medical device market, including the dental, osteobiologic and endoscopy sectors, and we provide limited specialized products and services to non-healthcare markets, such as the aerospace market. Through our Total Solutions® approach, we offer our customers a broad range of products, as well as comprehensive services and production capabilities to help them bring their implant systems to market quickly and efficiently. We believe that our Total Solutions® approach provides us with a competitive advantage in the market place.

We market our Total Solutions® approach through our experienced sales force that operates in the United States, Europe and Japan. During fiscal year 2004, we generated revenue of $205.4 million, serving approximately 600 customers, including 66 new customers added during the year. Our broad customer base includes all of the large orthopedic device manufacturers, including Biomet Inc., DePuy Inc. (a subsidiary of Johnson & Johnson), Kyocera Corporation, Medtronic Sofamor Danek, Smith & Nephew plc, Stryker Corporation, Synthes, Inc. (formerly Synthes-Stratec, Inc.) and Zimmer Holdings, Inc. We have also established relationships, primarily through our cases product offerings, with leading medical device manufacturers in numerous other medical device market segments, including Cardinal Health Inc. and St. Jude Medical Inc. During the first quarter of fiscal year 2005 and during fiscal year 2004, our largest customer represented 29.4% and 25.4%, respectively, of our revenue.

We offer a broad range of products in the following categories:

•	implants, including forged, cast and machined products for the global orthopedic device market, which represented 36.0% of our revenue in the first quarter of fiscal year 2005 and 36.6% of our revenue in fiscal year 2004;

•	instruments used in the placement and removal of orthopedic implants and in other surgical procedures, which represented 36.6% of our revenue in the first quarter of fiscal year 2005 and 33.0% of our revenue in fiscal year 2004;

•	cases, including plastic, metal and hybrid cases, used to organize, secure and transport medical devices for orthopedic and other surgical procedures, which represented 21.7% of our revenue in the first quarter of fiscal year 2005 and 23.0% of our revenue in fiscal year 2004; and

•	other specialized products and services for non-healthcare markets, primarily the aerospace market, which represented 5.7% of our revenue in the first quarter of fiscal year 2005 and 7.4% of our revenue in fiscal year 2004.

We believe that we are well positioned to grow our business as a result of the expected expansion of the overall orthopedic device market. In addition, we believe that our Total Solutions® approach provides us with significant opportunities to increase our sales by expanding the types of products and services we provide to our existing customers and by adding new customers in other medical device market segments.

Market Opportunity

The global medical device market was estimated to be approximately $220 billion in 2004. The orthopedic device segment of the medical device market was estimated to be approximately $19 billion in 2004, and is expected to grow approximately 12% annually to greater than $30 billion by 2008.

Orthopedic devices principally consist of reconstructive implants used to replace or repair knees, hips, shoulders and other joints, as well as other orthopedic devices to repair bone fractures and the spine. There were approximately 1.7 million reconstructive orthopedic implant procedures performed globally in 2004, an increase of approximately 10% over the previous year. We expect continued growth in the orthopedic device market to be driven by a number of trends including:

•	growing elderly population;

•	aging, affluent and active “baby boomers”;

•	improving technologies that expand the market, including minimally invasive surgery;

•	successful clinical outcomes increasing patient confidence;

•	increasing patient awareness through orthopedic device companies’ direct marketing programs;

•	increasing volume of procedures to replace older implants (or revision procedures); and

•	developing international markets.

Our Total Solutions® Approach

We believe that we have created a distinctive competitive position in the orthopedic device market based upon our Total Solutions® approach. Our acquisition of Mettis in June 2003 expanded our products and services, enabling us to offer an integrated outsourcing solution. Our Total Solutions® approach presents our customers with a broad range of products, as well as comprehensive design, engineering and project management services and state of the art production capabilities to help them bring their implant systems to market quickly and efficiently. We believe that our Total Solutions® approach will be an increasing competitive advantage in the future. Our Total Solutions® offering is based on:

•	Comprehensive services. We can support our customers’ new product offerings from product concept through market introduction and thereafter, by providing seamless design, engineering, prototyping and manufacturing services.

•	Single source for complete systems. We assist customers in developing new implants, and we design and produce instruments for implant-specific surgical procedures. We also provide customized cases that provide a secure, clearly labeled and well organized arrangement of instruments and devices.

•	Proprietary Symmetry instruments and cases. Our established lines of proprietary products allow our customers to complete their proprietary implant systems and bring them to market sooner.

•	Precision manufacturing expertise. Our extensive expertise and know-how enable us to produce large volumes of specialized products to our customers’ precise standards, which we believe makes us a supplier of choice to the largest orthopedic companies. Our core production competencies include net shaped forging, precision casting, thermo forming, precision sheet metal working and machining/finishing.

•	Quality and regulatory compliance. Our quality systems are based upon and in compliance with International Organization for Standardization, or ISO, requirements and, where applicable, United States Food and Drug Administration, or FDA, regulations. We believe our level of quality and regulatory compliance systems meet our customers’ expectations.

•	Global reach. Our manufacturing capabilities in the United States and Europe allow us to offer single-source products and services to our multinational customers, and the geographic breadth of our experienced sales force effectively brings our Total Solutions® approach to customers globally.

We believe that our Total Solutions® approach offers a number of benefits to our customers, including:

•	Shorter time to market. Our design, engineering and prototyping skills, as well as our ability to transition seamlessly from product development to production of implants, instruments and cases, enable our customers to reduce time to market for their new products.

•	Reduced total product acquisition costs. Our comprehensive services, including design, engineering, prototyping, project management, production and inventory control, allow our customers to reduce their procurement costs and inventory levels, resulting in lower product acquisition costs.

•	Increased focus on marketing and research and development efforts. Our extensive production capabilities and comprehensive services offer a one-stop outsourcing solution and allow our customers to focus their resources on their design, development and marketing efforts.

•	Rationalized and reliable supply chain. Our scale, scope of products and services and Total Solutions® approach allow large orthopedic companies to reduce the number of their independent suppliers and streamline their operations.

•	Enhanced product consistency on a global basis. Our extensive production platform, Total Solutions® approach and international presence allow us to meet global demand for orthopedic devices, which is expected to increase.

Our Strategy

Our goal is to increase our share of the orthopedic device market and to leverage our strengths to expand in other medical device market segments. The key elements of our business strategy are to:

•	Develop strategic relationships with our customers through access to key decision makers. Our scale, scope of products and services and Total Solutions® approach position us as an important partner to our customers. This position gives us access to key decision makers, with whom we intend to continue to build strategic relationships.

•	Capitalize on our Total Solutions® approach. We believe that our Total Solutions® approach shortens product development cycles, reduces design and manufacturing costs and simplifies purchasing and logistics, and we intend to aggressively market these benefits to our customers.

•	Increase sales to existing customers by cross selling products and services. Our cases are currently sold in nearly every segment of the medical device market. We believe that our diverse customer base offers us a natural entry point to new orthopedic and non-orthopedic customers for our implants and instruments.

•	Leverage manufacturing skills. During fiscal year 2004 and the first half of fiscal year 2005, we expanded most of our facilities and opened new facilities to add manufacturing capacity and design resources, and updated much of our manufacturing and development equipment. We intend to continue to leverage our investments in sophisticated equipment and manufacturing know-how to expand our existing customer relationships and to obtain new customers.

•

Increase new product offerings. Our Design and Development Centers provide expertise and coordination for our design, engineering and prototyping services. We intend to use the dedicated expertise of our

Design and Development Centers to generate additional development projects with our customers and to expand our line of innovative and independently developed instruments and cases.

•	Collaborate with emerging companies. We believe that new and innovative medical device companies are creating a meaningful market presence and that our Total Solutions® approach positions us to help these companies, many of which may have limited resources.

History

We were established in 1976 as a supplier of instruments to orthopedic device manufacturers. During the 1990’s, we made several acquisitions, which expanded our customer base, enhanced our instrument product offerings and extended our product line to include cases designed for various medical devices and their related instruments. In October 2000, investment funds controlled by Olympus Partners acquired control of our company through a recapitalization. In this transaction, the Olympus funds invested a total of $40.5 million in cash to acquire securities representing approximately 94% of our then outstanding voting stock. On June 11, 2003, we acquired Mettis, a leading manufacturer of forged, cast and machined implants for the global orthopedic device market. This acquisition significantly expanded our product offerings and increased our European presence, allowing us to develop and manufacture a broad range of implants, instruments and cases for orthopedic device manufacturers on a global basis. In connection with the Mettis acquisition, the Olympus funds collectively invested an additional $63.0 million in equity and loaned us $8.0 million through the purchase of senior subordinated notes and stock purchase warrants.

In December 2004, we completed an initial public offering of our common stock and entered into a new senior credit facility. We used approximately $36.4 million of the net proceeds from our initial public offering to repay all of our existing subordinated indebtedness, $58.0 million to repay a portion of our existing senior indebtedness and $23.3 million to fund the repurchase of a portion of our Class A Convertible Preferred Stock and warrants to purchase our Class A Convertible Preferred Stock. In addition, the remaining outstanding shares of our Class A Convertible Preferred Stock and warrants to purchase our Class A Convertible Preferred Stock converted into approximately 8.0 million shares of our common stock and warrants to purchase approximately 255.3 thousand shares of our common stock. See “Certain Relationships and Related Transactions.”

Olympus Partners

Olympus Partners is a private asset management firm headquartered in Stamford, Connecticut, with assets under management at December 31, 2004 of approximately $1.7 billion. Through its affiliated entity, OGP III, LLC, Olympus Partners is the general partner of Olympus Growth Fund III, L.P., a $505 million private equity fund dedicated to leveraged buyouts, recapitalizations and growth capital investments in middle-market companies throughout the United States and Western Europe. Since 1989, Olympus Partners has invested in more than 50 portfolio companies. Olympus Co-Investment Growth Fund III, L.P. and Olympus Executive Fund, L.P., funds affiliated with Olympus Partners, are also investors in our company both directly and indirectly through Olympus/Symmetry Holdings LLC, an affiliate of Olympus Partners that directly holds common stock of our company. For ease of reference, we sometimes refer to Olympus Growth Fund III, L.P., Olympus Co-Investment Growth Fund III, L.P., Olympus Executive Fund, L.P. and Olympus/Symmetry Holdings LLC in this prospectus as the “Olympus funds.” Prior to this offering, the Olympus funds beneficially owned an aggregate of approximately 59.8% of our common stock and immediately following this offering will beneficially own an aggregate of approximately 37.9% of our common stock. See “Principal and Selling Stockholders.”

Risks Affecting Us

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We depend on a limited number of customers, and if we lost a significant customer we could lose a material portion of our revenue. In addition, we operate in an industry that presents potential regulatory and product liability risks.

Corporate and Other Information

Our principal executive offices are located at 220 West Market Street, Warsaw, Indiana 46580, and our telephone number is (574) 268-2252. Our website is located at www.symmetrymedical.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Symmetry Medical Inc.®, PolyVac® and Total Solutions®, among others, are registered trademarks of Symmetry Medical Inc. We have trademark rights in these marks in the United States and other countries. This prospectus also refers to brand names, trademarks, service marks, and trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders.

Market, Ranking and Other Data

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position within these markets, are based on independent industry publications, security analyst research reports or other published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. Our management’s estimates have been based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which some of the data were obtained or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in an estimate of market size. Except as noted below, none of these publications, reports or other published industry sources were commissioned by us or prepared at our request and we have not sought or obtained the consent from any of these sources to include such market data in this prospectus.

Our belief that we are the world’s largest independent developer of implants and related instruments and cases to orthopedic device manufacturers is supported by a report prepared in August 2004 by Knowledge Enterprises, Inc. at our request. Knowledge Enterprises is a strategic services firm focused on the global orthopedic market and has consented to our use of this report. This report identifies the key orthopedic suppliers and the total estimated 2003 orthopedic sales for such suppliers. Knowledge Ventures, LLC, an affiliate of Knowledge Enterprises, owns 16,189 shares of our common stock.

The Offering

Common stock offered by us	500,000 shares

Common stock offered by the selling stockholders	9,500,000 shares

Common stock outstanding after this offering	34,366,113 shares

Use of proceeds

We estimate that we will receive net proceeds of approximately $9.5 million from our sale of shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $4.9 million of the net proceeds of this offering to repay all of the outstanding indebtedness under our U.K. short-term credit facility and the remainder for general corporate purposes. We will also receive approximately $0.5 million from the exercise of management’s options to purchase 185,116 shares of our common stock that are being sold by management in this offering, which we intend to use for general corporate purposes.

We will not receive any of the proceeds from the selling stockholders’ sale of 9,500,000 shares of common stock in this offering.

NYSE symbol	“SMA”

The number of shares of our common stock to be outstanding immediately after this offering excludes:

•	435,685 shares of our common stock issuable upon the exercise of outstanding warrants;

•	638,837 shares of our common stock issuable upon the exercise of outstanding stock options; and

•	2,272,537 shares of our common stock reserved for future issuance under our stock option and stock purchase plans.

Except as otherwise indicated, all of the information presented in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods presented. We have derived the summary consolidated financial data as of and for fiscal years 2002, 2003 and 2004 from our audited consolidated financial statements which have been audited by Ernst & Young LLP and are included elsewhere in this prospectus. The financial data as of April 2, 2005 and for the first quarters of fiscal year 2004 and fiscal year 2005 are derived from our unaudited consolidated financial statements as of such date and for such periods, which in the opinion of management, contain all adjustments necessary for a fair presentation of the consolidated financial data. Operating results for these periods are not necessarily indicative of the results of operations for a full year. The summary as adjusted balance sheet data gives effect to this offering and the application of the proceeds therefrom as described in “Use of Proceeds,” but does not give effect to the application of proceeds received by us from the exercise of options to purchase our common stock by management in connection with this offering.

You should read the following information together with the information under “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year			Three Months Ended (unaudited)
	2002	2003(1)	2004	April 3, 2004	April 2, 2005
	(dollars in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$65,395	$122,029	$205,391	$45,838	$63,760
Cost of revenue	47,859	86,124	145,081	33,255	44,373

Gross profit	17,536	35,905	60,310	12,583	19,387
Selling, general and administrative expenses	9,440	17,115	22,569	5,495	6,948

Operating income	8,096	18,790	37,741	7,088	12,439
Interest expense	4,968	10,172	13,757	3,539	939
Loss on debt extinguishment(2)	—	1,436	8,956	—	—
Interest rate swap valuation(3)	979	(1,358)	(1,451)	371	(296)
Other expense (income)	(42)	(374)	(740)	(185)	202

Income (loss) before income taxes and cumulative effect of accounting change	2,191	8,914	17,219	3,363	11,594
Income tax expense	841	3,009	5,524	1,153	3,930

Net income (loss) before cumulative effect of accounting change	1,350	5,905	11,695	2,210	7,664
Cumulative effect of accounting change(4)	(1,146)	—	—	—	—

Net income (loss)	204	5,905	11,695	2,210	7,664
Preferred stock dividends	(4,410)	(7,028)	(8,977)	(2,316)	—
Net income (loss) applicable to common shareholders	$(4,206)	$(1,123)	$2,718	$(106)	$7,664

Net income (loss) per share:
Basic	$(0.61)	$(0.10)	$0.16	$(0.01)	$0.23

Diluted	$(0.61)	$(0.10)	$0.15	$(0.01)	$0.22

	As of April 2, 2005 (unaudited)
	Actual	As Adjusted
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,704	$7,254
Working capital	$49,610	$59,060
Total assets	$314,603	$319,153
Long-term debt and capital lease obligations, less current portion	$40,473	$40,473
Total shareholders’ equity	$222,297	$232,005

(1)	Includes the results of Mettis since its acquisition on June 11, 2003.
(2)	In fiscal year 2003, we refinanced substantially all of our existing indebtedness as part of the financing of the acquisition of Mettis, resulting in a loss on debt extinguishment of $1,436. During 2004, we refinanced substantially all of our indebtedness as part of the initial public offering resulting in a loss on debt extinguishment of $8,956.
(3)	We enter into interest rate swap agreements to offset against changes in interest rates on our variable rate long-term debt. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, these agreements do not qualify for hedge accounting and accordingly, changes in the fair market value of these agreements are recorded each period in earnings.
(4)	Upon completion of the adoption of SFAS No. 142, we determined that the fair market value of the goodwill was lower than book value for one reporting unit, which resulted in an impairment charge.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and our future growth prospects could suffer. Under these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We depend heavily on sales to our significant customers, and our business could be adversely affected if any of them reduced or terminated its purchases from us.

A limited number of large orthopedic device manufacturers, all of whom are our customers, control the predominate share of the orthopedic device market. We depend heavily on revenue from these large companies. Revenue from our ten largest customers represented approximately 80.5% of our revenue in the first quarter of fiscal year 2005 and 78.7% of our revenue in fiscal year 2004. Our three largest customers accounted for approximately 29.4%, 14.2% and 13.8% of our revenue in the first quarter of fiscal year 2005 and our three largest customers accounted for approximately 25.4%, 14.6% and 13.6% of our revenue in fiscal year 2004.

We expect that we will continue to depend on a limited number of large companies for a significant portion of our revenue. In addition, our customer base could become more concentrated if, among other things, there is further consolidation among orthopedic device manufacturers. If a significant customer reduces or delays orders from us, terminates its relationship with us or fails to pay its obligations to us, our revenues could decrease significantly.

If we are unable to continue to improve our products and to develop new products, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.

We sell our products to customers in markets that are characterized by technological change, product innovation and evolving industry standards. We are continually engaged in product development and improvement programs, both in collaboration with our customers and independently. Our customers may engage in additional in-house development and manufacturing, and we may be unable to compete effectively with our independent competitors, unless we can continue to develop and assist our customers in developing innovative products. Our competitors’ product development capabilities could become more effective than ours, and their new products may get to market before our products, may be more effective or less expensive than our products or render our products obsolete. If one or more of these events were to occur, our business, financial condition and results of operation could be adversely affected. See “Business—Competition” for more information about our principal competitors.

We face competition from our customers’ in-house capabilities, established independent suppliers and potential new market entrants, and if we lose customers it could have an adverse effect on our revenue and operating results.

Our customers have varying degrees of development and manufacturing capabilities and one or more of them may seek to expand their in-house capabilities in the future. Many of our customers are larger and have greater financial and other resources than we do and can commit significant resources to product development and manufacturing. Most of our independent competitors are smaller companies, many of which have close customer relationships and either a low cost structure or highly specialized design or production capabilities. Our independent competitors may consolidate and some of our current and future competitors, either alone or in conjunction with their respective parent corporate groups, may have financial resources and research and development, sales and marketing and manufacturing capabilities or brand recognition that are greater than ours. In addition, the innovative nature of our markets may attract new entrants to the field. Our products may not be able to compete successfully with the products of other companies, which could result in the loss of customers and, as a result, decreased revenue and operating results.

If product liability lawsuits are brought against us or our customers our business may be harmed.

The manufacture and sale of our healthcare and other products, including our aerospace products, expose us to potential product liability claims and product recalls, including those which may arise from misuse or malfunction of, or design or manufacturing flaws in, our products, or use of our products with components or systems not manufactured by us. Product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time or money in litigation or otherwise require us to pay significant damages, which could adversely affect our earnings and financial condition.

We carry product liability insurance which is limited in scope and amount and may not be adequate to protect us against product liability claims. We may be unable to maintain this insurance at reasonable costs and on reasonable terms, if at all.

Our business strategy is based on certain assumptions about the orthopedic device market and the acceptance by our customers of our Total Solutions® offering, which, if incorrect, may adversely affect our growth and profitability.

We believe that the aging of the general population and increasingly active lifestyles and other trends in the industry will increase the need for orthopedic implant products, which we expect to increase demand for our products. Our expectations regarding demand for our products could materially differ from actual demand if our assumptions regarding these trends and continued acceptance of our products by orthopedic device manufacturers and the end-user market prove to be incorrect.

Prior to our acquisition of Mettis we provided instruments and cases. The acquisition of Mettis, on June 11, 2003, enabled us to offer our customers complete implant systems—implants, instruments and cases. Our revenue to date has been derived primarily from the sale of implants, instruments and cases separately, or instruments and cases together. We cannot assure you that we will realize the expected benefits of our Total Solutions® offering. Customers may not embrace our Total Solutions® approach for a number of reasons, including a desire to maintain relationships with multiple outside suppliers or to rely on their in-house capabilities to develop and produce significant elements of their implant systems. In addition, we may not effectively implement our Total Solutions® approach, including by not effectively managing our marketing, design, development or manufacturing activities across multiple product lines. Finally, if our competitors successfully replicate our products and services, then our Total Solutions® approach may not provide us with a competitive advantage in the market. If we do not realize the expected benefits of our Total Solutions® approach, we may not achieve our growth and profit goals.

Our operating results are subject to significant potential fluctuation and you should not rely on historical results as an indication of our future results.

Our operating results have fluctuated in the past and may vary significantly from quarter to quarter or year to year in the future due to a combination of factors, many of which are beyond our control. These factors include:

•	the timing of significant orders and shipments, including the effects of changes in inventory management practices by our customers;

•	the number, timing and significance of new products and product introductions and enhancements by us, our customers and our competitors;

•	changes in pricing policies by us and our competitors;

•	changes in medical treatment or regulatory practices;

•	restrictions and delays caused by regulatory review of our customers’ products;

•	recalls of our customers’ products;

•	availability and cost of raw materials; and

•	general economic factors.

Our acquisition of Mettis may make it more difficult for us to evaluate and predict our future operating performance because our historical results of operations as a combined entity are relatively limited and our audited financial statements only reflect the operations of Mettis since we acquired it in June 2003. Consequently, our historical results of operations may not give you an accurate indication of how we, together with the former Mettis operations, will perform in the future.

Our quarterly revenue and operating results may vary significantly in the future and period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of our future performance. We cannot assure you that our revenue will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in revenue or earnings from levels expected by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock in any given period.

If we do not retain key individuals and retain and attract skilled manufacturing workers, we may not be able to operate successfully, and we may not be able to meet our strategic objectives.

Our success depends in part upon the retention of key managerial, sales and technical personnel, particularly skilled manufacturing workers. We compete for such personnel with other companies and other organizations, many of which are larger and have greater name recognition and financial and other resources than we do. There can be no assurance that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. The loss of key personnel or the inability to hire or retain qualified personnel in the future could have a material adverse effect on our ability to operate successfully.

We compete with numerous precision manufacturing companies to attract and retain qualified and highly skilled manufacturing employees. Our Warsaw, Indiana facilities, in particular, face significant competition, including from certain of our customers and other companies located in or near Warsaw that are larger and have greater financial and other resources than we do, for skilled production employees. If we are not able to retain and attract skilled manufacturing employees, we may be unable to support our anticipated growth, which could adversely affect our profitability.

A significant shift in technologies or methods used in the treatment of damaged or diseased bone and tissue could make our products obsolete or less attractive.

The development of new technologies could reduce demand for our products. For example, pharmaceutical advances could result in non-surgical treatments gaining more widespread acceptance as a viable alternative to orthopedic implants. The emergence of new biological tissue-based or synthetic materials to regenerate damaged or diseased bone and to repair damaged tissue could increasingly minimize or delay the need for implant surgery and provide other biological alternatives to orthopedic implants. New surgical procedures could diminish demand for our instruments. A significant shift in technologies or methods used in the treatment of damaged or diseased bone and tissue could adversely affect demand for our products.

We depend on various third party suppliers, and in some cases a single third party supplier, for key components and raw materials used in our manufacturing processes and the loss of these sources could harm our business.

We use a number of raw materials, including titanium, cobalt chrome, stainless steel and nickel alloys, and various other components in our products. Although we generally believe these materials are readily available from multiple sources, from time to time we rely on a limited number of suppliers and in some cases on a single source vendor. For example, we obtain patented Radel R plastic, which is designed to withstand intense heat produced during frequent sterilizations, for use in our instrument handles and plastic cases from a single supplier. Any supply interruption in a limited or sole-sourced component or raw material could materially harm our ability to manufacture our products until a new source of supply, if any, could be found. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms if at all. This could interrupt our business or reduce the quality of our products.

If we are unable to manage changes in our business and our anticipated growth, our business could be harmed.

Our acquisition of Mettis on June 11, 2003 significantly increased the size and scope of our operations. Our business has continued to grow at a fast pace since the acquisition, and we believe we will continue to grow at a significant rate. Rapid growth of our business may place a strain on our managerial, operational and financial resources and systems. To execute our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. Any failure by us to expand and train our work force or increase production capacity or otherwise manage our growth effectively could have an adverse effect on our ability to achieve our business strategy. Our growth may be impaired if we are unable to meet the demands of our customers, which could result in our customers turning to alternative suppliers.

Our current or future levels of indebtedness may limit our ability to operate our business, finance acquisitions and pursue new business strategies.

As of April 2, 2005, our total indebtedness, including short-term debt, long-term debt and capital lease obligations, was $50.2 million. As of April 2, 2005, we had an additional $40.0 million of borrowings available under our revolving credit facility. Although covenants under our senior credit facility limit our ability to incur additional indebtedness, in the future we may incur additional debt to finance acquisitions, business opportunities, capital expenditures or other capital requirements.

Our indebtedness could:

•	make us more vulnerable to unfavorable economic conditions;

•	make it more difficult to obtain additional financing in the future for working capital, capital expenditures or other general corporate purposes;

•	require us to dedicate or reserve a large portion of our cash flow from operations for making payments on our indebtedness, which would prevent us from using it for other purposes;

•	make us susceptible to fluctuations in market interest rates that affect the cost of our borrowings to the extent that our variable rate debt is not covered by interest rate derivative agreements; and

•	make it more difficult to pursue strategic acquisitions, alliances and collaborations.

Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Some of these factors are beyond our control. We believe that, based upon current levels of operations, we will be able to meet our debt service obligations when due. Significant assumptions underlie this belief, including, among others, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we may be required to refinance our debt or to dispose of assets to obtain funds for such purpose. We cannot assure you that refinancings or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our debt instruments. To the extent we incur additional indebtedness or other obligations in the future, the risks associated with our indebtedness described above, including our possible inability to service our debt, would increase.

Our senior credit facility contains restrictions that limit our ability to pay dividends, incur additional debt, make acquisitions and make other investments.

Our senior credit facility contains covenants that restrict our ability to make distributions to stockholders or other payments unless we satisfy certain financial tests and comply with various financial ratios. If we do not satisfy these tests or comply with these ratios, our creditors could declare a default under our debt instruments, and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of our senior credit facility may be affected by changes in economic or business conditions beyond our control.

Our senior credit facility also contains covenants that limit our ability to incur indebtedness, acquire other businesses and make capital expenditures, and impose various other restrictions. These covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. We may be unable to comply with the forgoing financial ratios or covenants and, if we fail to do so, we may be unable to obtain waivers from our lenders.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

Our future capital needs are uncertain and we may need to raise additional funds in the future through debt or equity offerings. Our future capital requirements will depend on many factors, including:

•	revenue generated by sales of our products;

•	expenses incurred in manufacturing and selling our products;

•	costs of developing new products or technologies;

•	costs associated with capital expenditures;

•	costs associated with our expansion;

•	costs associated with regulatory compliance, including maintaining compliance with the quality system regulations imposed by the FDA; and

•	the number and timing of acquisitions and other strategic transactions.

As a result of these factors, we may need to raise additional funds, and these funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or convertible debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business strategy, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

We may not realize all of the sales expected from new product development programs.

We incur substantial expenses in developing and testing new products and related devices. The realization of additional revenue from new product development efforts is inherently subject to a number of important risks and uncertainties, including, directly or indirectly, end-user acceptance of the product, reimbursement approval of third-party payors such as Medicaid, Medicare and private insurers and, in some cases, FDA or comparable foreign regulatory approval of the product. In addition, our customers typically have no contractual requirement to purchase from us the products that we develop for their medical devices, and they could seek to have another supplier or in-house facilities manufacture products that we have developed for their medical devices. We also incur costs and make capital expenditures for new product development and production based upon certain estimates of production volumes for our existing and anticipated products. If the actual demand for our products is less than planned, our revenue and net income may decline.

Our earnings could decline if we write off goodwill or intangible assets created as a result of our various acquisitions.

As a result of our various acquisitions we have accumulated a substantial amount of goodwill, amounting to $126.7 million as of April 2, 2005, or approximately 40.3% of our total assets as of such date. Goodwill and certain intangible assets are not amortized but rather are tested for impairment by us annually or more frequently if an event occurs or circumstances develop that would likely result in impairment. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. We completed annual impairment tests as of October 2004 and 2003 and concluded at those dates that no impairment of goodwill or intangible assets existed. During 2002, in connection with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, we recognized impairment of approximately $1.1 million, which is reflected as a cumulative effect of accounting change in our statement of operations. In the future, we could recognize impairment of our goodwill or other intangible assets, and that impairment could result in a charge to our results of operation and have an adverse effect on our financial condition.

If we are unable to protect our intellectual property and property rights, or are subject to intellectual property claims by third parties, our business could be harmed.

We rely on a combination of patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish and protect our proprietary rights to our technologies and products. We cannot guarantee that the steps we have taken or will take to protect our intellectual property rights will be adequate or that they will deter infringement, misappropriation or violation of our intellectual property. Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expenses and may not adequately protect our intellectual property rights. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. If our trade secrets become known, we may lose our competitive advantages.

We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements with our employees, independent distributors and customers. We cannot assure you, however, that:

•	these agreements will not be breached;

•	we will have adequate remedies for any breach; or

•	trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

We hold licenses with third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

In addition, third parties may claim that we are infringing, misappropriating or violating their intellectual property rights. We could be found to infringe those intellectual property rights, which could affect our ability to manufacture any affected product. In addition, any protracted litigation to defend or prosecute our intellectual property rights could drain our financial resources, divert the time and effort of our management and cause customers to delay or limit their purchases of the affected product until resolution of the litigation.

Any litigation or claims against us, whether or not successful, could result in substantial costs and could harm our reputation. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling or using any of our products that incorporate the challenged intellectual property, which could adversely affect our revenue;

•	obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and

•	redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do so.

Efforts to acquire other companies or product lines may divert our managerial resources away from our business operations, and if we complete an acquisition, we may incur or assume additional liabilities or experience integration problems.

We may seek to acquire businesses or product lines for various reasons, including to provide new product manufacturing and service capabilities, add new customers, increase penetration with existing customers or expand into new geographic markets. Our ability to successfully grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financings. These efforts could divert the attention of our management and key personnel from our business operations. If we complete acquisitions, we may also experience:

•	difficulties in integrating any acquired companies, personnel and products into our existing business;

•	delays in realizing the benefits of the acquired company or products;

•	diversion of our management’s time and attention from other business concerns;

•	limited or no direct prior experience in new markets or countries we may enter;

•	higher costs of integration than we anticipated;

•	difficulties in retaining key employees of the acquired business who are necessary to manage these businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies throughout our acquired companies; or

•	adverse customer reaction to the business combination.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets.

We are subject to certain risks associated with our foreign operations.

We have significant international operations, specifically in the United Kingdom and France. Certain risks are inherent in international operations, including:

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers who may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries that may exceed those in the United States and foreign earnings that may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;

•	general economic and political conditions in countries where we operate or where end users of orthopedic devices reside may have an adverse effect on our operations;

•	difficulties associated with managing a large organization spread throughout various countries;

•	difficulties in enforcing intellectual property rights; and

•	required compliance with a variety of foreign laws and regulations.

As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business as a whole.

Currency exchange rate fluctuations could have an adverse effect on our revenue and financial results.

We generate a significant portion of our revenue and incur a significant portion of our expenses in currencies other than U.S. dollars. Currency exchange rates are subject to fluctuation due to, among other things, changes in local, regional or global economic conditions, the imposition of currency exchange restrictions and unexpected changes in regulatory or taxation environments. To the extent that we are unable to match revenue received in foreign currencies with costs incurred in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results. During the past two fiscal years we have benefited from foreign exchange rates, in particular because of the weakening U.S. dollar versus both the pound sterling and the euro, the primary currencies to which we are exposed. The U.S. dollar has recently strengthened against these currencies, and we cannot assure you that exchange rates will be favorable to us in the future. In addition, we currently do not hold or issue foreign exchange options or forward contracts to mitigate this risk. Any change in the exchange rates of currencies of jurisdictions into which we sell products or incur expenses could result in a decrease in our revenue or operating income.

We may be adversely affected as a result of the long lead times required for sales of certain new products.

We often compete for business at the beginning of the development of new medical devices or upon customer redesign of existing medical devices. Our customers generally must obtain clearance or approval from the FDA before commercially distributing their products. Unless exempt, a new medical device must be approved for commercial distribution in the United States by the FDA through the 510(k) pre-market Notification Process or, in some cases, through the more burdensome pre-market approval, or PMA, process. It generally takes three to six months from the date of submission to the FDA to obtain 510(k) clearance and one to three years from the date of submission to the FDA to obtain approval through the PMA process, but in each case may take significantly longer. This results in long lead times for some of our customers’ new products, which may make it difficult in the short term for us to obtain sales of new products to replace any unexpected decline in sales of existing products.

We may be adversely impacted by work stoppages and other labor matters.

Currently, none of our employees are unionized. However, from time to time some of our employees have attempted to unionize at two of our facilities. In addition, some of our orthopedic device customers have unionized work forces. While we have not experienced any adverse effects from work stoppages or slow-downs at our customers’ facilities, work stoppages or slow-downs experienced by us, our suppliers or our customers or their suppliers could result in slow-downs or closures of facilities where our products are made or used. We cannot assure you that we will not encounter strikes, further unionization efforts or other types of conflicts with labor unions or our employees, which could have an adverse effect on our financial results.

If a natural or man-made disaster strikes one or more of our manufacturing facilities, we may be unable to manufacture certain products for a substantial amount of time and our revenue could decline.

We have twelve manufacturing facilities, which are located in the United States, the United Kingdom and France. These facilities and the manufacturing equipment and personnel know-how that we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event that one of our facilities was affected by a disaster, we would be forced to attempt to shift production to our other manufacturing facilities or rely on third-party manufacturers, and our other facilities or a third-party manufacturer may not have the capability to effectively supply the affected products. Although we have insurance for damage to our property and the interruption of our business, this insurance may not be sufficient in scope or amount to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Risks Related to Our Industry

Orthopedic device manufacturers have significant leverage over their independent suppliers and consolidation could increase their leverage, which could result in the loss of customers or force us to reduce our prices.

We compete with many distributors and manufacturers to develop and supply implants, surgical instruments and cases to a limited number of large orthopedic device manufacturers. As a result, orthopedic device manufacturers have historically had significant leverage over their independent suppliers. For example, independent suppliers like us are subject to continuing pressure from the major orthopedic device manufacturers to reduce the cost of products and services while maintaining quality levels. In recent years, the medical device industry has experienced substantial consolidation. If the medical device industry, and the orthopedic device industry in particular, continues to consolidate, competition to provide products and services to orthopedic device manufacturers may become more intense. Orthopedic device manufacturers may seek to use their market power to negotiate price or other concessions for our products. If we are forced to reduce prices or if we lose customers because of competition, our revenue and results of operations would suffer.

Our business is indirectly subject to healthcare industry cost containment measures and other industry trends affecting pricing that could result in reduced sales of or prices for our products.

Acceptance of our customers’ products by hospitals, outpatient centers and physicians depend on, among other things, reimbursement approval of third-party payors such as Medicaid, Medicare and private insurers. The continuing efforts of government, insurance companies and other payors of healthcare costs to contain or reduce those costs could lead to lower reimbursement rates or non-reimbursement for medical devices that use our products. If that were to occur, medical device manufacturers might insist that we lower prices on products related to the affected medical device or they might significantly reduce or eliminate their purchases from us of these related products, which could affect our profitability.

We are aware of several legal developments that could negatively impact prices of orthopedic devices. At least one major hospital chain is seeking permission from the U.S. Office of the Inspector General to implement gain-sharing initiatives which could, if approved, negatively impact the prices of orthopedic devices because it would enable hospitals to consolidate vendors and share cost savings with doctors. We are also aware of governmental investigations of some of the largest orthopedic device companies reportedly focusing on consulting and service agreements between these companies and orthopedic surgeons. These developments are ongoing and we cannot predict the effects they will have on prices for orthopedic devices.

We and our customers are subject to substantial government regulation that is subject to change and could force us to make modifications to how we develop, manufacture and price our products.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Some of our manufacturing processes are required to comply with quality systems regulations, including current good manufacturing practice requirements that cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. Further, some of our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA or other agencies. Failure to comply with applicable medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA or other regulatory agencies to grant future pre-market clearances or approvals, withdrawals or suspensions of current clearances or approvals and criminal prosecution.

In addition, orthopedic implants and other medical devices produced by our customers are subject to intensive regulation and potential pre-approval requirements by the FDA and similar international agencies that govern a wide variety of product activities from design and development to labeling, manufacturing, promotion, sales and distribution. Compliance with these regulations may be time consuming, burdensome and expensive for our customers and, indirectly, for us to the extent that our customers’ compliance depends on our operations. These regulations could negatively affect our customers’ abilities to sell their products, which in turn would adversely affect our ability to sell our products. This may result in higher than anticipated costs or lower than anticipated revenue.

The regulations that we and our customers are subject to are complex, change frequently and have tended to become more stringent over time. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state levels. In addition, these regulations may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we sell our products in foreign countries, we may be subject to rigorous regulation in the future. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated revenue.

If our customers fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals to commercially distribute our future products our ability to sell our products could suffer.

Some of our medical devices are subject to rigorous regulatory pre-approval by the FDA and other federal, state and foreign governmental authorities. Our customers are typically responsible for obtaining the applicable regulatory approval for the commercial distribution of our products. The process of obtaining this approval, particularly from the FDA, can be costly and time consuming, and there can be no assurance that our customers will obtain the required approvals on a timely basis, if at all. The FDA, for example, assigns medical devices to one of three classes which determines, among other things, the type and degree of FDA approval required to commercially distribute the device in the United States. We produce Class I, II and III devices. Class I devices are deemed to present little risk to patients and are generally exempt from FDA approval requirements. Class II devices can generally be commercially distributed only after the device has received “510(k) clearance”. The FDA will clear marketing of a medical device through the 510(k) process if certain design, testing and validation requirements are met and it is demonstrated that the device is “substantially equivalent” to a device that was legally marketed prior to May 28, 1976, or to another commercially available device subsequently cleared through the 510(k) Pre-Market Notification process. This process generally takes three to six months, but may take substantially longer. Before a Class III device can be commercially distributed in the United States, a pre-market approval, or PMA, must be obtained from the FDA. The PMA process can be expensive and uncertain, requires detailed and comprehensive scientific and other data and generally takes between one and three years, but may take significantly longer. The commercial distribution of any products we develop that require regulatory clearance may be delayed. In addition, because we cannot assure you that any new products or any product enhancements we develop for commercial distribution in the United States will be exempt from the FDA market clearance requirements or subject to the shorter 510(k) clearance process, the regulatory approval process for our products or product enhancements may take significantly longer than anticipated by us or our customers.

We may be adversely affected by the impact of environmental and safety regulations.

We are subject to foreign, federal, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, and the management and disposal of hazardous materials and wastes; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations. If we violate or fail to comply with these laws, regulations or permits, we could incur fines, penalties or other sanctions, which could have a material adverse effect on us. Environmental laws tend to become more stringent over time, and we could incur material expenses in the future relating to compliance with future environmental laws. In addition, we could be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. Such costs could be material. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

Risks Relating to Our Common Stock

The price of our common stock may be volatile and you may not be able to sell your shares at or above the price paid by you in this offering.

There has been significant volatility in the market price and trading volume of securities of companies operating in the medical device industry, including our company, which has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Price declines in our common stock could result from general market and economic conditions and a variety of other factors, including:

•	actual or anticipated fluctuations in our operating results;

•	our announcements or our competitors’ announcements regarding new products, significant contracts, acquisitions or strategic investments;

•	loss of any of our key management or technical personnel;

•	conditions affecting orthopedic device manufacturers or the medical device industry generally;

•	product liability lawsuits against us or our customers;

•	clinical trial results with respect or our customers’ medical devices;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or proprietary rights, or those of our competitors;

•	FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement practices;

•	public concern as to the safety of our products;

•	changes in health care policy in the United States and internationally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise additional capital;

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally, or lack of analyst coverage of our common stock;

•	sales of our common stock by our executive officers, directors and five percent stockholders or sales of substantial amounts of common stock; and

•	changes in accounting principles.

In the past, following periods of volatility in the market price of a particular company’s securities, litigation has often been brought against that company. If litigation of this type is brought against us, it could be extremely expensive and divert management’s attention and the company’s resources.

Requirements associated with being a public company, in particular with respect to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act of 2002, have required and will require significant company resources and management attention.

Prior to our initial public offering in December 2004, we were not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. Compliance with the various reporting and other requirements applicable to public companies has created and will create additional costs for us, which may not yet be fully reflected in our historical financial statements, and will require the time and attention of management. We cannot precisely predict the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

We are in the process of evaluating our internal controls to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls. We are performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we currently anticipate that we will be able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by the end of our 2005 fiscal year, as required by Section 404, we may identify deficiencies that we may not be able to remediate in time to meet this deadline. If we are not able to implement or maintain the requirements of Section 404 in a timely manner or with adequate compliance, we could be subject to scrutiny by regulatory authorities, such as the SEC or the New York Stock Exchange, and the trading price of our stock could decline. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

A large percentage of our voting stock is controlled by one principal stockholder whose interests may conflict with those of our other stockholders.

Upon completion of this offering, the Olympus funds will beneficially own 37.9% of our common stock. As a result of this ownership, the Olympus funds will have as substantial influence on our affairs and their voting power will constitute a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and approval of mergers or sales of substantially all our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. In addition, three of our seven directors, including the chairman of our board, are representatives of the Olympus funds. The Olympus funds may cause corporate actions to be taken even if the interests of the Olympus funds conflict with the interests of our other stockholders. See “Principal and Selling Stockholders.”

Following this offering, we will no longer be a “controlled company” within the meaning of the New York Stock Exchange Rules, and as a result will no longer qualify for exemptions from certain corporate governance requirements.

We are listed on the New York Stock Exchange and are therefore subject to the NYSE’s corporate governance rules. As the result of this offering, we will no longer be a “controlled company” within the meaning of Section 303A of the NYSE’s Listed Company Manual. Pursuant to the requirements of Section 303A, within 90 days after the completion of this offering, our corporate governance and nominating committee and our compensation committee must be comprised of a majority of “independent directors” (as defined in Section 303A). We will satisfy this requirement upon the closing of this offering when Frank Turner and Stephen B. Oresman, who are independent directors, will become members of our corporate governance and nominating committee. Furthermore, within one year after the completion of this offering, both committees must be comprised solely of independent directors and a majority of the directors on our board must be independent. Currently our board consists of seven directors, three of whom are independent. During the phase-in period granted to us by the NYSE, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all NYSE corporate governance rules. If, within one year of the completion of this offering, we are not able to recruit two additional independent directors or, alternatively, if two of our current directors who are not independent do not resign, we will not be in compliance with the NYSE corporate governance rules and may be subject to enforcement actions by the NYSE. In addition, this change in our board and committee membership may result in a change in corporate strategy and operating philosophies, and may result in deviations from our current growth strategy, and the board’s limited history of working together may inhibit its ability to function at current levels of efficiency.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. If there are substantial sales of our common stock or the perception that these sales could occur, the price of our common stock could decline.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding 34.4 million shares of common stock. Of these shares, 19.3 million shares of common stock will be freely tradable, without restriction, in the public market. After the lock-up agreements pertaining to this offering expire 90 days from the date of this prospectus, an additional 15.1 million shares will be eligible for sale in the public market, subject in most cases to applicable manner of sale and other limitations under Rule 144 under the Securities Act. Following the expiration of the lock-up period, parties to our stockholders agreement holding more than 50% of the shares subject to that agreement will be entitled, subject to certain exceptions, to demand additional registration rights with respect to the registration of shares under the Securities Act. If this right is exercised, holders of all shares subject to the stockholders agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated 15.1 million shares of common stock will be subject to our stockholders agreement upon completion of the offering. See “Shares Eligible for Future Sale,” “Principal and Selling Stockholders” and “Underwriting.”

Our certificate of incorporation, our by-laws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of the Delaware General Corporation Law, our certificate of incorporation and our by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	providing for a classified board of directors with staggered terms;

•	requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and by-laws;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

•	limiting the ability of stockholders to amend, alter or repeal the by-laws; and

•	authorizing of the board of directors to issue, without stockholder approval, shares of preferred stock with such terms as the board of directors may determine and shares of our common stock.

We are also protected by Section 203 of the Delaware General Corporation Law, which prevents us from engaging in a business combination with a person who becomes a 15.0% or greater stockholder for a period of three years from the date such person acquired such status unless certain board or stockholder approvals were obtained. See “Description of Capital Stock.”

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements may be found throughout this prospectus, particularly under the headings “Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” among others. Forward-looking statements typically are identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “could,” “estimate,” “intend” and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other “forward-looking” information based on currently available information. The factors listed above under the heading “Risk Factors” and in the other sections of this prospectus provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. These factors include, among other things, the following:

•	changes in general economic conditions in the United States and Europe;

•	our ability to retain existing customers and attract new customers;

•	the competitive nature of the orthopedic device market;

•	the pursuit of strategic acquisitions or encountering unforeseen difficulties in integrating acquisitions;

•	the effect of product liability lawsuits against us or our customers;

•	the degree to which we are leveraged and our significant debt service obligations;

•	the effect of work stoppages and other labor matters;

•	general economic or business conditions affecting the orthopedic device market being less favorable than expected;

•	our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis;

•	the unpredictability of intellectual property protection and maintenance and other intellectual property issues;

•	any future changes in management or loss of key personnel;

•	unforeseen problems associated with international sales and operations, including gains and losses from foreign currency exchange; and

•	implementation of or changes in laws, regulations or policies that could negatively affect the orthopedic device market.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $9.5 million from our sale of shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $4.9 million of the net proceeds of this offering to repay all of the outstanding indebtedness under our U.K. short-term credit facility and the remainder for general corporate purposes. We will also receive approximately $0.5 million from the exercise of management’s options to purchase 185,116 shares of our common stock that are being sold by management in this offering, which we intend to use for general corporate purposes.

We will not receive any of the proceeds from the selling stockholders’ sale of shares of common stock in this offering.

As of April 2, 2005, we had $31.5 million of term loan borrowing under our senior credit facility at a weighted average interest rate of 4.375% and no borrowings outstanding under our revolving credit facility. We had no outstanding letters of credit as of April 2, 2005. An affiliate of one of the underwriters, Wachovia Bank, National Association, is a lender and administrative agent under our senior credit facility and as of June 15, 2005 was owed approximately $5.2 million of the aggregate outstanding amount under the terms of that agreement.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of April 2, 2005 on an actual basis and on an adjusted basis to give effect to this offering and the application of net proceeds therefrom, as described in “Use of Proceeds,” but does not give effect to the application of proceeds received by us from the exercise of options to purchase our common stock by management in connection with this offering. You should read the following table in conjunction with the “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of April 2, 2005
	Actual	As Adjusted
	(dollars in thousands, except share and per share data)
Long-term debt (including current maturities)(1):
Senior credit facility(2):
Revolving credit facility	$—	$—
Term loan facility	31,500	31,500
Capital lease obligations	13,784	13,784
Other long-term debt	3	3

Total long-term debt	45,287	45,287
Shareholders’ equity:
Preferred stock, $.01 par value per share; 5,000,000 shares authorized, no shares issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, $.0001 par value per share; 75,000,000 shares authorized, actual; 75,000,000 shares authorized, as adjusted; 33,186,058 shares issued and outstanding, actual; 34,136,073 shares issued and outstanding, as adjusted	3	3
Additional paid-in capital	255,572	265,782
Retained earnings (deficit)(3)	(41,513)	(42,015)
Accumulated other comprehensive income	8,235	8,235

Total shareholders’ equity	222,297	232,005

Total capitalization	$267,584	$277,292

(1)	One of our U.K. subsidiaries, Thornton Precision Components Limited, is a borrower under a short-term revolving credit facility with Royal Bank of Scotland plc. As of April 2, 2005, $4.9 million was outstanding under this facility. We classify borrowings under this facility as short-term indebtedness.
(2)	Our senior credit facilities provide for a $35.0 million term loan and a $40.0 million revolving credit facility. As of April 2, 2005, we had approximately $40.0 million of borrowings available under our revolving credit facility. We had no outstanding letters of credit as of April 2, 2005.
(3)	Assumes $0.5 million of expenses, net of tax, incurred by us related to this offering.

The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of April 2, 2005, after giving effect to the exercise of options to purchase 185,116 shares of our common stock and the conversion of warrants to purchase 264,909 shares of our common stock into 264,899 shares of our common stock in connection with this offering. This number excludes, after giving effect to the exercise of options and warrants in connection with this offering, as of April 2, 2005:

•	575,804 shares of our common stock issuable upon the exercise of outstanding warrants;

•	638,837 shares of our common issuable upon the exercise of outstanding options; and

•	2,362,465 shares of our common stock reserved for future issuance under our stock option and stock purchase plans.

The number of outstanding warrants as of April 2, 2005 set forth above includes, and the number of shares of common stock to be outstanding after this offering excludes, warrants to purchase 140,119 shares of our common stock which were converted, net of the portion of such warrants surrendered to us pursuant to the cashless exercise feature of such warrants, into 140,112 shares of our common stock on May 26, 2005. The number of shares of common stock to be outstanding after this offering set forth above excludes 39,492 shares of restricted common stock that were issued to certain of our officers and employees on May 16, 2005 and 50,436 shares of common stock issued to participants in our 2004 Employee Stock Purchase Plan on June 30, 2005.

DIVIDEND POLICY

We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used to operate and grow our business. In addition, we are permitted to make payments of dividends to holders of our common stock only if we satisfy certain financial tests and comply with certain financial ratios and other restrictions under our senior credit facility. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange (the “NYSE”) since our initial public offering on December 9, 2004 and trades under the trading symbol “SMA”. As of April 2, 2005, there were 58 holders of record of our common stock. The following table sets forth, for the period indicated, the highest and lowest closing sale price for our common stock since its initial public offering, as reported by the NYSE:

	High	Low
Fiscal Year 2004
Fourth quarter
(commencing December 9, 2004)	$21.42	$17.02

Fiscal Year 2005
First Quarter	22.26	18.00
Second Quarter	24.31	17.15
Third Quarter (through July 7, 2005)	23.80	22.90

The closing sale price for our common stock on July 7, 2005 was $22.90.

SELECTED CONSOLIDATED FINANCIAL DATA

Symmetry Medical Inc.

The following table sets forth our selected consolidated financial data as of and for the periods indicated. We derived the consolidated statement of operations data for fiscal years 2002, 2003 and 2004 and the consolidated balance sheet data as of the last day of fiscal years 2003 and 2004 from our audited consolidated financial statements for such periods and dates, which have been audited by Ernst & Young LLP and appear elsewhere in this prospectus. We derived the consolidated statement of operations data for fiscal years 2000 and 2001 and the consolidated balance sheet data as of the last day of fiscal years 2000, 2001 and 2002 from our audited consolidated financial statements for such periods and dates, which are not included in this prospectus. The financial information for the three months ended April 3, 2004, and as of and for the three months ended April 2, 2005, was derived from our unaudited consolidated financial statements for such periods and dates, which appear elsewhere in this prospectus, and in the opinion of management, contain all adjustments necessary for a fair presentation of the consolidated financial data. Our historical results are not necessarily indicative of the operating results that may be expected in the future. You should read the following information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year					Three Months Ended (Unaudited)
	2000	2001	2002	2003(1)	2004	April 3, 2004	April 2, 2005
	(dollars in thousands, except share and per share data)
Consolidated Statements of Operational Data:
Revenue	$61,203	$66,495	$65,395	$122,029	$205,391	$45,838	$63,760
Cost of revenue	43,005	48,205	47,859	86,124	145,081	33,255	44,373

Gross profit	18,198	18,290	17,536	35,905	60,310	12,583	19,387
Selling, general and administrative expenses	9,862	10,494	9,440	17,115	22,569	5,495	6,948

Operating income	8,336	7,796	8,096	18,790	37,741	7,088	12,439
Interest expense, net	2,835	5,070	4,968	10,172	13,757	3,539	939
Loss on debt extinguishment(2)	—	—	—	1,436	8,956	—	—
Interest rate swap valuation(3)	—	847	979	(1,358)	(1,451)	371	(296)
Expenses related to recapitalization	14,179	—	—	—	—	—	—
Other	28	290	(42)	(374)	(740)	(185)	202

Income (loss) before income taxes and cumulative effect of accounting change	(8,706)	1,589	2,191	8,914	17,219	3,363	11,594
Provision (benefit) for income taxes	(2,775)	1,400	841	3,009	5,524	1,153	3,930

Net income (loss) before cumulative effect of accounting change	(5,931)	189	1,350	5,905	11,695	2,210	7,664
Cumulative effect of accounting change, net of tax(4)	—	(293)	(1,146)	—	—	—	—

Net income (loss)	(5,931)	(104)	204	5,905	11,695	2,210	7,664
Preferred stock dividends	(683)	(3,185)	(4,410)	(7,028)	(8,977)	(2,316)	—

Net income (loss) applicable to common shareholders	$(6,614)	$(3,289)	$(4,206)	$(1,123)	$(2,718)	$(106)	$7,664

Basic per share:
Net income (loss) applicable to common shareholders before cumulative effect of accounting change	$(1.59)	(0.44)	(0.44)	(0.10)	0.16	(0.01)	0.23
Cumulative effect of accounting change, net of tax	—	(0.04)	(0.17)	—	—	—	—

Net income (loss)	$(1.59)	$(0.48)	$(0.61)	$(0.10)	$0.16	$(0.01)	$0.23

	Fiscal Year					Three Months Ended (Unaudited)
	2000	2001	2002	2003(1)	2004	April 3, 2004	April 2, 2005
	(dollars in thousands, except share and per share data)
Diluted per share:
Net income (loss) applicable to common shareholders before cumulative effect of accounting change	$(1.59)	$(0.44)	$(0.44)	$(0.10)	$0.15	$(0.01)	$0.22
Cumulative effect of accounting change, net of tax	—	(0.04)	(0.17)	—	—	—	—

Net income (loss)	$(1.59)	$(0.48)	$(0.61)	$(0.10)	$0.15	$(0.01)	$0.22

Weighted average common shares outstanding:
Basic	4,157,787	6,854,736	6,905,800	11,797,842	16,905,396	15,761,970	33,174,979
Diluted	4,157,787	6,854,736	6,905,800	11,797,842	17,767,281	15,761,970	34,115,708
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$642	$835	$781	$2,348	$4,849	N/A	$2,704
Working capital	5,006	10,533	9,587	36,064	50,854	N/A	49,610
Total assets	62,091	59,714	63,554	267,217	306,868	N/A	314,603
Long-term debt and capital lease obligations, less current portion	46,244	48,641	47,234	129,696	43,209	N/A	40,473
Redeemable preferred stock	—	—	3,530	—	—	N/A	—
Total shareholders’ equity (deficit)	(1,630)	(1,629)	(1,121)	100,390	216,145	N/A	222,297
Other Financial Data:
Depreciation and amortization	$4,311	$4,151	$2,744	$6,662	$11,198	$2,682	$3,156

(1)	Includes the results of Mettis since its acquisition on June 11, 2003.
(2)	In fiscal year 2003, we refinanced substantially all of our existing indebtedness as part of the financing of the acquisition of Mettis, resulting in a loss on debt extinguishment of $1,436. During 2004, we refinanced substantially all of our debt arrangements as part of the initial public offering resulting in a loss on debt extinguishment of $8,956.
(3)	We enter into interest rate swap agreements to offset against changes in interest rates on our variable rate long-term debt. In accordance with SFAS No. 133, as amended, Accounting For Derivative Instruments and Hedging Activities, these agreements do not qualify for hedge accounting and accordingly, changes in the fair market value of such agreements are recorded each period in earnings.
(4)	For fiscal year 2001, reflects the cumulative effect of change in accounting principles resulting in the adoption of SFAS No. 133. For fiscal year 2002, reflects a write-off of goodwill in connection with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets. Upon completion of the adoption of SFAS No. 142, we determined that the fair market value of the goodwill was lower than book value for one reporting unit, which resulted in an impairment charge.

Mettis (UK) Limited

The following table sets forth consolidated financial data of Mettis as of and for the periods indicated. We derived the consolidated statements of operations data for the fiscal years ended March 31, 2002 and 2003 and the consolidated balance sheet data as of March 31, 2002 and 2003 from Mettis’ audited consolidated and combined financial statements for such periods and dates, which appear elsewhere in this prospectus. Mettis’ consolidated and combined financial statements as of March 31, 2002 and 2003 and for the fiscal years ended March 31, 2002 and 2003 have been audited by PricewaterhouseCoopers LLP. You should read the following together with Mettis’ consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended March 31,
	2002	2003
	(dollars in thousands)
Consolidated Statements of Operations Data:
Revenue	$71,556	$84,466
Cost of revenue	50,723	60,307

Gross profit	20,833	24,159
Research and development	8	186
Sales and marketing	2,166	2,394
General and administrative expenses	4,649	6,131
Amortization of goodwill	6,372	—

Operating income	7,638	15,448
Interest expense	(14,125)	(15,239)
Interest income	762	720
Other income (expense)	2	165

Net income (loss) before income taxes and change in accounting principle	(5,723)	1,094
Provision for income taxes	1,754	1,504

Income (loss) before change in accounting principle	(7,477)	(410)
Net effect of change in accounting principle	(2,039)	—

Net income (loss)	$(9,516)	$(410)

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$1,125	$2,496
Working capital	9,570	12,328
Total assets	124,365	134,494
Long-term obligations less current portion	130,430	138,315
Total Shareholder’s net investment	(27,236)	(28,546)

Other Financial Data:
Depreciation and amortization	$10,284	$4,684

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the “Selected Consolidated Financial Data” section of this prospectus and the consolidated financial statements of each of Symmetry and Mettis, and the notes to those statements, included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” and “Cautionary Notice Regarding Forward Looking Statements” sections of this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are the world’s largest independent provider of implants and related instruments and cases to orthopedic device manufacturers. We also design, develop and produce these products for companies in other segments of the medical device market, including dental, osteobiologic and endoscopy sectors, and provide limited specialized products and services to non-healthcare markets.

We acquired Mettis on June 11, 2003 for aggregate consideration of approximately $164 million. Mettis is a leading manufacturer of forged, cast and machined implants for global orthopedic device manufacturers. This acquisition added implants to our product offerings and increased our European presence. We now offer a comprehensive line of implants, surgical instruments and cases for orthopedic device manufacturers on a global basis. In the first quarter of fiscal year 2005 we had revenue of $63.8 million, operating income of $12.4 million and net income applicable to common shareholders of $7.7 million. In fiscal year 2004 we had revenue of $205.4 million, operating income of $37.7 million and net income applicable to common shareholders of $2.7 million.

Our acquisition of Mettis enabled us to offer our customers Total Solutions® for complete implant systems—implants, instruments and cases. While our revenue to date have been derived primarily from the sale of implants, instruments and cases separately, or instruments and cases together, our ability to provide Total Solutions® for complete implant systems has already proven to be attractive to our customers and we expect this capability will provide us with growth opportunities. In addition, we expect that our Total Solutions® capability will increase the relative percentage of value added products that we supply to our customers.

Our revenue from the sale of implants, instruments, cases and other products and services represented 36.0%, 36.6%, 21.7% and 5.7%, respectively, of our revenue in the first quarter of fiscal year 2005 and 36.6%, 33.0%, 23.0% and 7.4%, respectively, of our revenue in fiscal year 2004.

During fiscal year 2004, we sold our products and services to approximately 600 customers, including 66 new customers. Our three largest customers accounted for approximately 29.4%, 14.2% and 13.8% of our revenue in the first quarter of fiscal year 2005 and our four largest customers accounted for approximately 25.4%, 14.6%, 13.6% and 9.5% of our revenue in fiscal year 2004. Our ten largest customers collectively accounted for approximately 80.5% of our revenue in the first quarter of fiscal year 2005 and 78.7% of our revenue in fiscal year 2004. Within each of our largest customers, we typically serve several product teams and facilities, which diminishes our reliance on any single purchasing decision. Approximately 65.8%, 13.0%, 10.5% and 10.7% of our revenue in the first quarter of fiscal year 2005 and approximately 66.6%, 10.3%, 13.3% and 9.8% of our revenue in fiscal year 2004 was from sales to customers in the United States, Ireland, the United Kingdom and other foreign countries, respectively.

We have well-established relationships with our major customers and these relationships to a significant extent involve the sale of products that we have developed or modified specifically for our customers’ particular product lines. In connection with the launch of a new implant system, our customers typically provide a customized implant-specific instrument set in cases to end users (hospitals, outpatient centers and physicians) for use with the new implant system. As a result, our sales of instruments and cases in any particular period are significantly impacted by the amount of new product launch activity by our customers.

As a result of the Mettis acquisition and the completion of the construction of our facility in Sheffield, United Kingdom, we have significant operations in the United Kingdom. Consequently, a significant portion of our operating results are generated in currencies other than the U.S. dollar, principally the pound sterling and euro. Our operating results are therefore impacted by exchange rate fluctuations to the extent we are unable to match revenue received in such currencies with costs incurred in such currencies. We intend to manage our exposure to exchange rate fluctuations through the use of foreign currency exchange contracts.

Historically, we have had a significant amount of variable rate long-term indebtedness. We have managed our exposure to changes in interest rates by entering into interest rate swap agreements. These agreements do not qualify for hedge accounting under the applicable accounting guidelines and, as a result, we are required to record changes to the fair market value of these agreements in our statement of operations for each period. We recorded interest rate swap valuation expense (income) of $(0.3) million for the first quarter of fiscal year 2005 and $(1.5) million, $(1.4) million and $1.0 million in fiscal year 2004, fiscal year 2003 and fiscal year 2002, respectively. For additional information regarding our interest rate swap agreements, see “—Quantitative and Qualitative Disclosures about Market Risks—Interest Rate Risk.”

Our management reviews and analyzes several trends and key performance indicators in order to manage our business. To assist us in evaluating our capacity, we monitor long-term trends in the orthopedic industry, which currently includes the growing elderly population, general aging of the population, affluent and active “baby boomers”, improving technologies that expand the market, including minimally invasive surgeries, and other factors. Further, we consider the information obtained from discussions with our customers on the upcoming demand for our products, including new product launches. We use this information to determine an appropriate level of capital expenditures to meet the anticipated demand for our products. To this end, we recently finished construction and began operations at new facilities in Sheffield, United Kingdom and Memphis, Tennessee, have expanded our facility located in Avilla, Indiana and have opened an additional facility located just outside of Warsaw, Indiana in Claypool, Indiana.

On an ongoing basis, our management considers several variables associated with the ongoing operations of the business, including scheduled production, utilization of machinery and equipment, monitoring purchasing activity and inventory levels and associated costs, headcount, overhead costs, and selling and general and administrative expenses. Although we are currently focused on increasing the size, level and effectiveness of our sales force and marketing expenses, we do not expect these investments to negatively impact our ongoing operating margins or liquidity.

Our revenues are affected by changes in the number and size of orders and the timing of delivery dates. Our revenues have fluctuated in the past and may vary in the future due to the effects of changes in inventory management practices and new product introductions by our customers.

In December 2004, we completed an initial public offering of our common stock and entered into a new senior credit facility. We used approximately $36.4 million of the net proceeds from our initial public offering to repay all of our existing subordinated indebtedness, $58.0 million to repay a portion of our existing senior indebtedness and $23.3 million to fund the repurchase of a portion of our Class A Convertible Preferred Stock and warrants to purchase our Class A Convertible Preferred Stock. In addition, the remaining outstanding shares of our Class A Convertible Preferred Stock and warrants to purchase our Class A Convertible Preferred Stock were converted into approximately 8.0 million shares of our common stock and warrants to purchase approximately 255.3 thousand shares of our common stock.

Results of Operations

The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated. Fiscal year 2003 operating data in the table below includes the results of Mettis since its acquisition on June 11, 2003. Interest expense for the periods presented is primarily attributable to indebtedness incurred in connection with our October 2000 recapitalization and our June 2003 acquisition of Mettis. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

	Fiscal Year			Three Months Ended (unaudited)
	2002	2003	2004	April 3, 2004	April 2, 2005
Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	73.2	70.6	70.6	72.5	69.6

Gross profit	26.8	29.4	29.4	27.5	30.4
Selling, general and administrative expenses	14.4	14.0	11.0	12.0	10.9

Operating income	12.4	15.4	18.4	15.5	19.5
Interest expense	7.6	8.3	6.7	7.8	1.5
Loss on debt extinguishment	—	1.2	4.4	—	—
Interest rate swap valuation expense (income)	1.5	(1.1)	(0.7)	0.8	(0.5)
Other expense (income)	(0.1)	(0.3)	(0.4)	(0.4)	0.3

Income before income taxes and cumulative effect of accounting change	3.4	7.3	8.4	7.3	18.2
Provision for income taxes	1.3	2.5	2.7	2.5	6.2

Net income before cumulative effect of accounting change	2.1	4.8	5.7	4.8	12.0
Cumulative effect of accounting change	(1.8)	—	—	—	—

Net income (loss)	0.3%	4.8%	5.7%	4.8%	12.0%

First Quarter of Fiscal Year 2005 Compared to First Quarter of Fiscal Year 2004

Revenue. Revenue increased $17.9 million, or 39.1%, to $63.8 million in the first quarter of fiscal year 2005 from $45.8 million in the first quarter of fiscal year 2004. Revenue for each of our principal product categories in these periods was as follows:

	Three Months Ended
Product Category	April 3, 2004	April 2, 2005
	(in millions)
Implants	$17.0	$23.0
Instruments	14.7	23.4
Cases	10.6	13.8
Non-healthcare and other	3.5	3.6

Total	$45.8	$63.8

This $17.9 million increase in revenue resulted from increased implant, instruments, cases, and non-healthcare and other revenue of $5.9 million, $8.6 million, $3.3 million, and $0.1 million, respectively, as a result of increased demand from our customers due primarily to continued industry growth, launches of new implant systems and an increase in our market share.

Gross Profit. Gross profit increased $6.8 million, or 54.1%, to $19.4 million in the first quarter of fiscal year 2005 from $12.6 million in the first quarter of fiscal year 2004. This increase in gross profit resulted from increased revenue and improved leveraging of fixed costs. As a percentage of revenue, gross profit was 30.4% in the first quarter of fiscal year 2005, compared to 27.5% in the first quarter of fiscal year 2004.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.5 million, or 26.4%, to $6.9 million in the first quarter of fiscal year 2005 from $5.5 million in the first quarter of fiscal year 2004. This increase in expenses primarily resulted from increases in costs associated with our increase in revenue. As a percentage of revenue, selling, general and administrative expenses declined to 10.9% of revenue in the first quarter of fiscal year 2005 from 12.0% of revenue in the first quarter of fiscal year 2004. This 1.1% decrease as a percentage of revenue was attributable to controlled spending combined with a 39.1% increase in revenue.

Interest Expense. Interest expense decreased $2.6 million, or 73.5%, to $0.9 million in the first quarter of fiscal year 2005 from $3.5 million in the first quarter of fiscal year 2004. This decrease primarily reflects the decrease in senior debt and subordinated debt that resulted from the repayment of such debt with proceeds from the initial public offering of our common stock in December 2004.

Provision for Income Taxes. Our effective tax rate was 33.9% in the first quarter of fiscal year 2005 as compared to 34.3% in the first quarter of fiscal year 2004. The decrease was primarily due to tax rate differentials in certain jurisdictions. Provision for income taxes increased by $2.8 million, or 240.8%, to $3.9 million in the first quarter of fiscal year 2005 from $1.2 million in the first quarter of fiscal year 2004, due primarily to higher pre-tax earnings.

Preferred Stock Dividends. There were no preferred stock dividends in the first quarter of fiscal year 2005 as compared to preferred stock dividends of $2.3 million in the first quarter of fiscal year 2004. This was due to the repurchase or reclassification as common stock of all of our outstanding preferred stock in connection with the initial public offering of our common stock in December 2004.

Fiscal Year 2004 Compared to Fiscal Year 2003

Revenue. Revenue increased $83.4 million, or 68.3%, to $205.4 million in fiscal year 2004 from $122.0 million in fiscal year 2003. Revenue for each of our principal product categories in these periods was as follows:

Product Category	2003	2004
	(in millions)
Implants	$33.3	$75.1
Instruments	45.6	67.7
Cases	36.1	47.3
Non-healthcare and other	7.0	15.3

Total	$122.0	$205.4

This $83.4 million increase in revenue resulted from increased implant, instrument, case, and non-healthcare and other revenue of $14.3 million, $18.7 million, $11.2 million and $2.8 million, respectively, as a result of increased demand from our customers due primarily to their launches of new implant systems; and an increase of $27.5 million, $3.4 million and $5.5 million from implant, instrument, and non-healthcare and other revenue as a result of a full year of revenue from the Mettis acquisition. A full year of revenue from Mettis’ operations are included in fiscal year 2004, while fiscal year 2003 only includes Mettis’ revenue from the date of its acquisition, June 11, 2003.

Gross Profit. Gross profit increased $24.4 million, or 68.0%, to $60.3 million in fiscal year 2004 from $35.9 million in fiscal year 2003. This increase in gross profit resulted from $10.7 million of additional gross profit related to increased revenue resulting from the Mettis acquisition coupled with our higher revenue. As a percentage of revenue, gross profit was 29.4% in fiscal year 2004, which is the same as fiscal year 2003.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.5 million, or 31.9%, to $22.6 million in fiscal year 2004 from $17.1 million in fiscal year 2003. This increase in expenses primarily resulted from an increase in overall revenue from the Mettis acquisition partially offset by controlled spending. As a percentage of revenue, selling, general and administrative expenses declined to 11.0% of revenue in fiscal year 2004 from 14.0% of revenue in fiscal year 2003. This 3.0% decrease as a percentage of revenue was attributable to controlled spending combined with a 68.3% increase in revenue.

Interest Expense. Interest expense increased $3.6 million, or 35.2%, to $13.8 million in fiscal year 2004 from $10.2 million in fiscal year 2003. This increase primarily reflects higher average borrowings under our senior credit facility during fiscal year 2004 as compared to fiscal year 2003 as a result of increased borrowings used primarily to finance a portion of the purchase price for Mettis.

Loss on Debt Extinguishment. In fiscal year 2004, we realized a $9.0 million loss on debt extinguishment. This charge includes $5.1 million of unamortized discount from the issuance of the senior subordinated notes in fiscal year 2003 and $3.9 million of deferred debt issuance costs as a result of the Mettis acquisition on June 11, 2003.

Provision for Income Taxes. Our effective tax rate was 32.1% in fiscal year 2004 as compared to 33.8% in fiscal year 2003. The decrease was due to realization of deferred assets and net operating losses that were fully reserved and tax rate differentials in foreign tax jurisdictions. Provision for income taxes increased by $2.5 million, or 83.6%, to $5.5 million in fiscal year 2004 from $3.0 million in fiscal year 2003, due primarily to higher pre-tax earnings in that period.

Fiscal Year 2003 Compared to Fiscal Year 2002

Revenue. Revenue increased $56.6 million, or 86.6%, to $122.0 million in fiscal year 2003 from $65.4 million in fiscal year 2002. Revenue for each of our principal product categories in these periods was as follows:

Product Category	2002	2003
	(in millions)
Implants	$—	$33.3
Instruments	32.3	45.6
Cases	33.1	36.1
Non-healthcare and other	—	7.0

Total	$65.4	$122.0

This $56.6 million increase was primarily due to $33.3 million of implant sales, $3.7 million of instrument sales and $7.0 million of non-healthcare and other revenue after June 11, 2003 resulting from the Mettis acquisition. In addition, revenue from Symmetry’s instruments and cases increased by approximately $12.6 million in fiscal year 2003 as compared to fiscal year 2002. This increase in our revenue was the result of increased demand from our customers due primarily to their launches of new implant systems.

Gross Profit. Gross profit increased $18.4 million, or 104.8%, to $35.9 million in fiscal year 2003 from $17.5 million in fiscal year 2002. This increase in gross profit resulted from $11.7 million of additional gross profit related to increased implant and instrument revenue resulting from the Mettis acquisition coupled with our higher revenue. As a percentage of revenue, gross margin increased to 29.4% in fiscal year 2003 from 26.8% in fiscal year 2002. The increase in gross profit as a percentage of revenue primarily resulted from increased sales of metal cases and instruments, which led to improved leverage of labor and overhead costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $7.7 million, or 81.3%, to $17.1 million in fiscal year 2003 from $9.4 million in fiscal year 2002. This increase in expenses primarily resulted from $4.5 million of expenses attributable to the Mettis acquisition and increases in selling expenses on a stand-alone basis consistent with the overall increase in revenue. As a percentage of revenue, selling, general and administrative expenses decreased to 14.0% in fiscal year 2003 from 14.4% in fiscal year 2002.

Interest Expense. Interest expense increased $5.2 million, or 104.8%, to $10.2 million in fiscal year 2003 from $5.0 million in fiscal year 2002. This increase primarily reflects higher average borrowings as debt and capital lease obligations increased $85.0 million year over year primarily to finance the Mettis acquisition. This increase in debt included $36.0 million of subordinated notes with an interest rate of 12.0% per annum, which increased interest expense by approximately $2.2 million in fiscal year 2003 with the remaining increase resulting from additional borrowings under our existing senior credit facility.

Loss on Debt Extinguishment. In fiscal year 2003, we realized a $1.4 million loss on debt extinguishment related to the write-off of unamortized debt issuance costs resulting from the extinguishment of substantially all of our existing debt obligations prior to the acquisition of Mettis.

Provision for Income Taxes. Our effective tax rate was 33.8% in fiscal year 2003 and 38.4% in fiscal year 2002. Provision for income taxes increased by $2.2 million, or 257.8%, to $3.0 million in fiscal year 2003 from $0.8 million in fiscal year 2002. The increase in provision for income taxes for fiscal year 2003 is due to our higher pre-tax earnings in that period.

Cumulative Effect of Accounting Change. In fiscal year 2002, we recorded a cumulative effect of change in accounting principle of $1.1 million related to the adoption of SFAS No. 142, Goodwill and Intangible Assets. Upon adoption of SFAS No. 142, we completed the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the multiple market approach. Upon completion of the required assessments under SFAS No. 142, it was determined that the fair market value of a reporting unit was lower than book value, resulting in a transitional impairment charge of approximately $1.1 million.

Liquidity and Capital Resources

Our principal sources of cash have included cash generated from operations, the net proceeds of the initial public offering of our common stock in December 2004, the issuance of private debt and equity and bank borrowings. Principal uses of cash have included acquisitions, debt service, preferred stock redemptions, capital expenditures and the financing of working capital. We expect that our principal uses of cash in the future will be to finance capital expenditures, working capital and to service debt and could include financing acquisitions.

Cash Flows

The following table summarizes our primary sources of cash in the periods presented:

	Fiscal Year Ended			Three Months Ended
	2002	2003	2004	April 3, 2004	April 2, 2005
	(in thousands)
Cash provided by (used in):
Operating activities	$4,875	$13,151	$25,328	$142	$5,383
Investing activities	(6,565)	(171,944)	(19,891)	(4,347)	(8,933)
Financing activities	1,654	160,212	(3,082)	2,839	1,474
Effect of exchange rates on changes in cash	(18)	148	146	25	(69)

Net increase (decrease) in cash and cash equivalents	$(54)	$1,567	$2,501	$(1,341)	$(2,145)

Operating Activities. We generated cash from operations of $5.4 million in the first quarter of fiscal year 2005 compared to $0.1 million in the first quarter of fiscal year 2004. This increase is primarily the result of a $5.3 million increase in net income, adjusted for non-cash items including depreciation expense, deferred income tax provision and interest rate swap valuation. Working capital increased $5.1 million in the first quarter of fiscal year 2005, consistent with the $5.1 million increase in the first quarter of fiscal year 2004, and in line with our quarter-over-quarter growth in revenue.

We generated cash from operations of $25.3 million in fiscal year 2004 compared to $13.2 million in fiscal year 2003. This increase is primarily the result of a $18.1 million increase in net income, adjusted for non-cash items, including depreciation expense, deferred income tax provision and loss on debt extinguishment. This increase was partially offset by increases in working capital, due primarily to increases in accounts receivable of $8.8 million and inventory of $6.8 million partially offset by a $8.0 million increase in accounts payables, which are in line with our year over year growth in revenue. In fiscal year 2002, operating activities provided net cash of $4.9 million.

Investing Activities. Net cash used in investing activities was $8.9 million in the first quarter of fiscal year 2005 compared to $4.3 million in the first quarter of fiscal year 2004. This change was due to increased capital expenditures.

Net cash used in investing activities was $19.9 million for fiscal year 2004 compared to $171.9 million in fiscal year 2003. This decrease was primarily due to the acquisition of Mettis in 2003.

Financing Activities. Financing activities provided $1.5 million of cash in the first quarter of fiscal year 2005 and provided $2.8 million of cash in the first quarter of fiscal year 2004. These increases were primarily due to increased revolver borrowings, offset by payments on long-term debt and capital lease obligations.

Financing activities used $3.1 million of cash in fiscal year 2004 compared to providing $160.2 million of cash in fiscal year 2003. The fiscal year 2004 amount was due primarily to cash generated by our initial public offering of 9.2 million shares of our common stock, resulting in gross proceeds to us of $138.0 million. The per share price of our common stock sold in our initial public offering, before underwriting discounts and commissions, was $15.00. The proceeds were used to (i) fund the repurchase of 18,361 shares of our Class A Convertible Preferred Stock and warrants to purchase 639 shares of our Class A Convertible Preferred Stock for an aggregate price of approximately $23.3 million, (ii) repay all of our existing subordinated indebtedness in an amount of $36.0 million and (iii) repay $58.0 million, net of additional borrowings, of our existing senior indebtedness. The fiscal year 2003 amount was due primarily to cash generated to finance the Mettis acquisition, which included the issuance of $134.0 million in long-term indebtedness consisting of $98.0 million of borrowing under a senior credit facility and $36.0 million of subordinated notes, together with warrants to purchase common stock and preferred stock, and the sale of common stock and preferred stock for approximately $85.7 million. The per share purchase price for the common stock and preferred stock was $3.04 and $1,000, respectively. In fiscal year 2003, these sources of financing were partially offset by the extinguishment of our prior senior credit facility and scheduled debt maturities. In fiscal year 2002, net cash provided by financing activities was $1.7 million.

Capital Expenditures

Capital expenditures totaled $8.9 million in the first quarter of 2005, compared to $4.3 million in the first quarter of 2004, and were primarily used to expand and enhance production capacity in most of our facilities. Capital expenditures totaled $19.9 million in fiscal year 2004, compared to $8.8 million in fiscal year 2003, and were primarily used to expand and enhance production capacity in several of our facilities. We expect capital expenditures for fiscal year 2005 to total approximately $32.0 million.

Debt and Credit Facilities

In connection with our initial public offering in December 2004, we entered into a $75.0 million senior secured credit facility, consisting of a $35.0 million five-year term loan and a $40.0 million five-year revolving credit facility. We used borrowings under this senior credit facility as well as proceeds from the issuance and sale of our common stock to fund the repurchase of our Class A Convertible Preferred Stock, repay all of our existing subordinated indebtedness and refinance our previous credit facility.

As of April 2, 2005, we had an aggregate of $50.2 million of outstanding indebtedness, which consisted of $31.5 million of term loan borrowings outstanding under our senior credit facility at a weighted average interest rate of 4.375%, no borrowings outstanding under our revolving credit facility at a weighted average interest rate of 6.25%, $4.9 million of borrowings under our U.K. short-term credit facility at an interest rate of 6.75% and $13.8 million of capital lease obligations. We had no outstanding letters of credit as of April 2, 2005.

Our term loan borrowings under our senior credit facility bear interest at a floating rate, which is either a base rate, or at our option, a LIBOR rate, plus an applicable margin. The term loans require quarterly payments of scheduled principal and interest, with annual scheduled principal payments increasing each year. Our term loan and borrowings under the revolving credit facility mature in December 2009. Our obligations under our senior credit facility are secured by substantially all of our assets.

Our senior credit facilities contains various financial covenants, including covenants requiring a maximum total debt to EBITDA ratio, minimum EBITDA to interest ratio and a minimum EBITDA to fixed charges ratio. Our senior credit facilities also contain covenants restricting certain corporate actions, including asset dispositions, acquisitions, paying dividends and certain other payments, changes of control, incurring indebtedness, incurring liens, making loans and investments and transactions with affiliates. Our senior credit facilities also contain customary events of default. We were in compliance with our financial and restrictive covenants under the senior credit facility at January 1, 2005 and at April 2, 2005.

Our wholly owned subsidiary, Thornton Precision Components Limited, headquartered in Sheffield, United Kingdom, is a borrower under a short-term revolving credit facility with the Royal Bank of Scotland plc, which replaced a previous short-term revolving credit facility as of the initial public offering of our common stock. This facility is a £5.0 million (approximately $9.4 million) demand line of credit. There are no financial covenants, but the facility does contain covenants restricting Thornton Precision Components Limited’s ability to take certain corporate actions or incur additional indebtedness, and this facility is secured by substantially all of Thornton Precision Components Limited’s assets.

We hold certain property and equipment pursuant to capital leases. As of January 1, 2005, these leases have future minimum lease payments of $4.6 million, $4.0 million, $3.6 million, $2.5 million and $1.2 million in each of the next 5 fiscal years. At April 2, 2005, we had total capital lease obligations of $13.8 million. We do not anticipate incurring additional capital lease obligations in fiscal year 2005.

We believe that cash flow from operating activities and borrowings under our senior credit facility will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the foreseeable future, including at least the next twelve months. We regularly review acquisitions and other strategic opportunities, which may require additional debt or equity financing. We currently do not have any pending agreements with respect to any acquisition or other strategic opportunity.

Contractual Obligations and Commercial Commitments

The following table reflects our contractual obligations as of January 1, 2005:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)
Long-term debt obligations(1)	$32.4	$0.9	$12.3	$19.2	$—
Capital lease obligations	20.5	4.6	7.6	3.7	4.6
Operating lease obligations	2.8	1.5	1.1	0.2	—

Total	$55.7	$7.0	$21.0	$23.1	$4.6

(1)	Represents principal maturities only and, therefore, excludes the effects of interest and interest rate swaps.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements include our operating leases and letters of credit. We had no letters of credit outstanding as of April 2, 2005.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations and financial condition are based upon our audited consolidated financial statements for fiscal years 2002, 2003 and 2004 and our unaudited consolidated financial statements for the first quarters of fiscal 2004 and 2005, each of which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in those financial statements. On an ongoing basis, we evaluate estimates. We base our estimates on historical experiences and assumptions believed to be reasonable under the circumstances. Those estimates form the basis for our judgments that affect the amounts reported in the financial statements. Actual results could differ from our estimates under different assumptions or conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 to our consolidated financial statements that appear elsewhere in this prospectus.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin No. 101 Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104 Revenue Recognition, on orders received from customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable sales price, collection is reasonably assured under our normal billing and credit terms and ownership and all risks of loss have been transferred to the buyer, which is normally upon shipment.

Inventory

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. We review our inventory balances monthly for excess products or obsolete inventory levels and write down, if necessary, the inventory to net realizable value.

Business Combinations, Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board, or “FASB,” issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually, or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002.

Upon adoption of SFAS No. 142, we completed step one of the transitional goodwill impairment test, using a combination of valuation techniques, including the discounted cash flow approach and the market multiple approach. Upon completion of the required assessments under SFAS No. 142, it was determined that the fair market value of one reporting unit was lower than book value, resulting in a transition impairment charge of approximately $1.1 million in 2002. The write-off was recorded as a cumulative effect of a change in accounting in our consolidated statement of operations for fiscal year 2002. Except for this transition impairment, we recorded no impairments as a result of the implementation of SFAS 142 during 2003 or 2004. We perform impairment tests annually and whenever events or circumstances occur indicating that goodwill or other intangible assets might be impaired. Examples of such events or circumstances include, but are not limited to, a significant adverse change in legal or business climate or an adverse regulatory action.

Environmental Liability

Governmental regulations relating to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have had, and will continue to have, an effect on our operations and us. We have made and continue to make expenditures for projects relating to the protection of the environment.

Any loss contingencies with respect to environmental matters are recorded as liabilities in the consolidated financial statements when it is both (1) probable or known that a liability has been incurred and (2) the amount of the loss is reasonably estimable, in accordance with Financial Accounting Standards Statement No. 5, Accounting for Contingencies. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or not reasonably estimable, a liability is not recorded in the consolidated financial statements. In the opinion of our management, there are no known environmental matters that are expected to have a material impact on our consolidated balance sheet or results of operations; however, the outcome of such matters are not within our control and are subject to inherent uncertainty.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted by us no later than January 1, 2006. We expect to adopt Statement 123(R) on January 1, 2006 using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

As permitted by Statement 123, we currently account for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, we generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. There were no such cash flows in prior periods.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for us at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated balance sheet or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities, including entities commonly referred to as special purposes entities. We were required to apply FIN 46 to any variable interest entities as of December 31, 2003. The adoption of FIN 46 did not have an impact on our consolidated balance sheet or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30, Reporting Results of Operations. This statement also requires sales-leaseback accounting for certain transactions, and makes various other technical corrections to existing pronouncements. The statement is effective for financial statements issued on or after May 15, 2002. The adoption of this statement on January 1, 2003 resulted in classifying the loss from early extinguishment of debt in connection with the acquisition of Mettis as a separate component of net income before provision for income taxes.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. We manage our interest rate risk by balancing the amount of our fixed rate and variable rate debt and through the use of interest rate swaps. The objective of the swaps is to more effectively balance borrowing costs and interest rate risk. For fixed rate debt, interest rate changes affect the fair market value of such debt but do not impact earnings or cash flows. Conversely for variable rate debt, interest rate changes generally do not affect the fair market value of such debt, but do impact future earnings and cash flows, assuming other factors are held constant. At April 2, 2005, we had approximately $42.0 million of variable rate debt. The weighted average interest rate for this debt in fiscal year 2004 was 5.48%. Holding other variables constant (such as foreign exchange rates and debt levels), a one percentage point change in interest rates would be expected to have an impact on pre-tax earnings and cash flows for fiscal year 2005 of approximately $0.4 million, before giving effect to the interest rate swap agreements described below.

In 2000, we entered into an interest rate swap agreement that effectively converted $19.0 million of a portion of our variable rate term loans into a fixed rate obligation for the five-year period commencing October 24, 2000. We receive payments at variable rates, while the swap agreement counterparty makes payments at a fixed rate. This agreement was terminated effective December 13, 2004 in conjunction with our initial public offering and reduced debt levels. In 2003, we entered into a second interest rate swap agreement that effectively converted $71.0 million of a portion of our variable rate term loans into a fixed rate obligation for an approximately three-year period ending June 30, 2006. We receive payments at variable rates, while we make payments at a fixed rate (2.285% at April 2, 2005). Effective December 13, 2004, this agreement was reduced in size from $71.0 million to $35.0 million in connection with our initial public offering and reduced debt levels. The net cost to change these agreements was $0.3 million.

On December 13, 2004, we entered into a interest rate swap agreement that effectively converts $15.0 million of our variable rate term loans into a fixed rate obligation. The new agreement is effective June 30, 2006 and expires December 31, 2007.

Foreign Currency Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. We do not hold or issue foreign exchange options or forward contracts for trading purposes at this time; however, we may utilize these tools to manage foreign exchange risk in the future.

As a global company with operations in the United Kingdom and in France, changes in foreign exchange rates can impact our operating results. In the first fiscal quarter of fiscal year 2005, changes in foreign exchange rates had an immaterial effect on revenue and net income. In fiscal year 2004, our revenue and net income benefited from changes in foreign exchange rates by $6.0 million and $0.6 million, respectively.

Our primary exposures to foreign currency exchange fluctuations are pound sterling/U.S. dollar and euro/U.S. dollar. At January 1, 2005, the potential reduction in earnings from a hypothetical instantaneous 10% increase or decrease in quoted foreign currency spot rates applied to foreign currency sensitive instruments would be approximately $0.5 million, net of tax. This foreign currency sensitivity model is limited by the assumption that all of the foreign currencies to which we are exposed would simultaneously decrease by 10% because such synchronized changes are unlikely to occur.

Commodity Price Risk

We are exposed to fluctuations in commodity prices through the purchase of raw materials that are processed from commodities, such as titanium, stainless steel, cobalt chrome and aluminum. Given the historical volatility of certain commodity prices, this exposure can impact product costs. Because we typically do not set prices for our products in advance of our commodity purchases, we can take into account the cost of the commodity in setting our prices for each order. To the extent that we are unable to offset the increased commodity costs in our product prices, our results would be affected. A hypothetical instantaneous 10% change in commodity prices would have had an immaterial impact on our results of operations in fiscal year 2004.

Effects of Inflation

Inflation potentially affects us in two principal ways. First, a significant portion of our debt is tied to prevailing short-term interest rates that may change as a result of inflation rates, translating into changes in interest expense. We have historically reduced our exposure to interest rate risk through interest rate swap agreements. Second, general inflation can impact material purchases, labor and other costs. In many cases, we have a limited ability to pass through inflation-related cost increases due to the competitive nature of the markets that we serve. In recent years, however, inflation has not been a significant factor.

BUSINESS

Overview

We are the world’s largest independent provider of implants and related instruments and cases to orthopedic device manufacturers. We also design, develop and produce these products for companies in other segments of the medical device market, including the dental, osteobiologic and endoscopy segments, and we provide limited specialized products and services to non-healthcare markets, such as the aerospace market. Through our Total Solutions® approach, we offer our customers a broad range of products, as well as comprehensive services and production capabilities to help them bring their implant systems to market quickly and efficiently. We believe that our Total Solutions® approach provides us with a competitive advantage.

During the first quarter of fiscal year 2005 we generated revenue of $63.8 million and during fiscal year 2004 we generated revenue of $205.4 million, derived primarily from the sale of products and services to the orthopedic device market. Our primary products are implants, instruments and cases, and our core competencies include design, engineering, prototyping, net shaped forging, precision casting, thermo forming, precision sheet metal working and machining/finishing. Our Total Solutions® approach is supported by our experienced team of designers, development engineers and logistics specialists that work with our customers to coordinate all of our products and services.

We market our Total Solutions® approach through our experienced sales force that operates in the United States, Europe and Japan. During fiscal year 2004, we sold our products and services to over 600 customers, including 66 new customers added during the year. Our broad customer base includes every major orthopedic device company, such as Biomet Inc., DePuy Inc. (a subsidiary of Johnson & Johnson), Kyocera Corporation, Medtronic Sofamor Danek, Smith & Nephew plc, Stryker Corporation, Synthes, Inc. (formerly Synthes-Stratec, Inc.) and Zimmer Holdings, Inc. We have also established relationships, primarily through our case product offerings, with leading medical device manufacturers in numerous other medical device market segments, including Cardinal Health Inc. and St. Jude Medical Inc. We typically serve several product teams and facilities within each of our largest customers.

We offer a broad range of products in the following categories:

•	implants, including forged, cast and machined products for the global orthopedic device market, which represented 36.0% and 36.6% of our revenue in the first quarter of fiscal year 2005 and in fiscal year 2004, respectively;

•	instruments used in the placement and removal of orthopedic implants and in other surgical procedures, which represented 36.6% and 33.0% of our revenue in the first quarter of fiscal year 2005 and in fiscal year 2004, respectively;

•	cases, including plastic, metal and hybrid cases used to organize, secure and transport medical devices for orthopedic and other surgical procedures, which represented 21.7% and 23.0% of our revenue in the first quarter of fiscal year 2005 and in fiscal year 2004, respectively; and

•	other specialized products and services for non-healthcare markets, primarily the aerospace market, which represented 5.7% and 7.4% of our revenue in the first quarter of fiscal year 2005 and in fiscal year 2004, respectively.

We believe that we are well positioned to grow our business as a result of the expected expansion of the overall orthopedic device market. In addition, we believe that our Total Solutions® approach provides us with significant opportunities to increase our sales by expanding the types of products and services we provide to our existing customers and by adding new customers in other medical device market segments.

History

We were established in 1976 as a supplier of instruments to orthopedic device manufacturers. In 1996, we acquired a manufacturer of cases, which allowed us to extend our product offerings to include cases custom-designed for various medical devices and their related instruments. This acquisition and product line extension also allowed us to expand our customer base to medical device manufacturers beyond the orthopedic market. In 1998 and 1999, we expanded our European presence by acquiring an instrument manufacturer in the United Kingdom and a cases manufacturer and distributor in France. In October 2000, investment funds controlled by Olympus Partners acquired control of our company through a recapitalization. In this transaction, the Olympus funds invested a total of $40.5 million in cash to acquire securities representing approximately 94% of our then outstanding voting stock. In June 2003, we acquired Mettis, a leading manufacturer of forged, cast and machined implants for the global orthopedic device market. This acquisition significantly expanded our product offerings and increased our European presence, allowing us to develop and manufacture implants, instruments and cases for orthopedic device manufacturers on a global basis. In connection with the Mettis acquisition, the Olympus funds collectively invested an additional $63.0 million in equity and loaned us $8.0 million through the purchase of senior subordinated notes and stock purchase warrants.

In December, 2004 we completed an initial public offering of our common stock and entered into a new senior credit facility. In connection with this offering, we used approximately $36.4 million of the net proceeds from the offering to repay all of our existing subordinated indebtedness, $58.0 million to repay a portion of our existing senior indebtedness and $23.3 million to fund the repurchase of a portion of our Class A Convertible Preferred Stock and warrants to purchase Class A Convertible Preferred Stock. In addition, the remaining outstanding shares of our Class A Convertible Preferred Stock and warrants to purchase Class A Convertible Preferred Stock converted into approximately 8.0 million shares of our common stock and warrants to purchase approximately 255.3 thousand shares of our common stock See “Certain Relationships and Related Transactions.”

Market Opportunity

The medical device market consists of a broad range of medical devices used in hospitals, clinics, physician practices, alternate sites and other provider sites for the diagnosis and treatment of diseases and medical conditions. The medical device market includes numerous market segments, such as orthopedics, cardiovascular, dentistry, ophthalmology and urology, among others. The global medical device market was estimated to be approximately $220 billion in 2004. The orthopedic device segment of the medical device market was estimated to be approximately $19 billion in 2004, and is expected to grow approximately 12% annually to greater than $30 billion by 2008.

Orthopedic devices principally consist of reconstructive implants used to replace or repair knees, hips, shoulders and other joints, as well as other orthopedic devices to repair bone fractures and the spine. Seven multinational companies, each with $1 billion or more in annual orthopedic device sales, currently hold the predominant share of the orthopedic device market. These companies are Biomet Inc., DePuy Inc. (subsidiary of Johnson & Johnson), Medtronic Sofamor Danek, Smith & Nephew plc, Stryker Corporation, Synthes, Inc. (formerly Synthes-Stratec, Inc.) and Zimmer Holdings, Inc. The ten largest orthopedic device manufacturers represented an estimated 89% of the market in 2004. These leaders maintain powerful sales and distribution networks and typically focus on marketing and research and development. They often rely on independent suppliers such as us for a portion of their implant manufacturing, instruments, cases and other elements of an implant system.

There were approximately 1.7 million reconstructive orthopedic implant procedures performed globally in 2004, an increase of approximately 10% over the previous year. We expect continued growth in the orthopedic device market to be driven by a number of trends, including the following:

•	Growing elderly population. The vast majority of orthopedic implant procedures are performed on patients who are age 65 years and older. According to U.S. Census data, the total U.S. population is projected to grow approximately 9.5% from 2000 to 2010, while the number of individuals in the United States over the age of 65 years is projected to grow 14.8% during the same period. In addition to the growing U.S. elderly population, we believe the number of people in Europe and Japan who are age 65 years and older is expected to increase at a rate at least as fast as in the United States.

•	Aging, affluent and active “baby boomer” population. Baby boomers generally are affluent, exercise frequently and have active lifestyles. As baby boomers age, their active lifestyles, combined with a desire to maintain an active lifestyle, make them increasingly likely to suffer injuries that require joint reconstruction procedures.

•	Improving technologies that expand the market. Advances in technology and procedures have expanded the scope and applications of products sold in the orthopedic device market. New developments in minimally invasive surgical procedures, which cause less distress to the body and lead to faster patient recovery, are increasing the appeal of orthopedic implants to the overall patient population. In addition, new technologies that prolong the lives of implants, conserve patients’ existing bone and reduce wear are prompting patients and their surgeons to turn to implants at earlier stages in patients’ lives.

•	Successful clinical outcomes. Implant procedures have become increasingly common. For example, in 2004, there were approximately 1.5 million procedures performed to implant an artificial hip or knee worldwide, an increase of 10% from the prior year. Hip and knee replacements are now highly successful in relieving pain and restoring movement and we believe that the wider acceptance and high success rates of many orthopedic procedures are creating greater patient confidence in reconstructive and other orthopedic procedures. We expect this trend to continue as advances in technology and surgical procedures continue to improve clinical outcomes.

•	Increasing patient awareness through orthopedic device companies’ direct marketing programs. Orthopedic device companies are using television, magazines and other direct to consumer marketing campaigns to make people more aware of orthopedic device alternatives. We believe that these direct marketing activities will create greater patient demand for orthopedic devices as more people learn about the potential benefits of orthopedic implant surgery.

•	Increasing volume of revision replacement implants. The average lifespan of reconstructive joint implants is 10 to 20 years, after which time revision replacement devices must be implanted. A revision procedure is the process whereby a surgeon replaces an implant that is currently in the body. Revision procedures represent a growing proportion of total reconstructive procedures, as the first large group of patients received reconstructive joint devices in the 1980’s and these patients are outliving their original implants. Revision procedures require unique sets of instruments for the removal of the existing implant and the insertion of the new implant. In addition, replacing an implant is typically more challenging than inserting an initial implant and, as a result, revision replacement tends to require higher quality and specialized instruments and implants.

•	Developing international markets. The global orthopedic device market is largely concentrated in the United States, the United Kingdom, Germany, France and Japan. We believe that growth opportunities in the orthopedic device market exist in other countries in Western Europe. We also expect emerging countries in Asia, South America and the former Eastern Bloc to increasingly have the financial ability to seek advanced orthopedic procedures.

Our Total Solutions® Approach

We believe that we have created a distinctive competitive position in the orthopedic device market based upon our Total Solutions® approach. Our acquisition of Mettis in June 2003 enabled us to offer our customers Total Solutions® for complete implant systems—implants, instruments and cases. While our revenue to date have been derived primarily from the sale of implants, instruments and cases separately, or instruments and cases together, our ability to provide Total Solutions® for complete implant systems has already proven to be significant to customers, and we believe that it is a competitive advantage going forward. This approach seeks to provide our customers with a broad range of products related to orthopedic implants, as well as a range of services which help our customers bring these implant systems to market in a timely and cost efficient manner. Our Total Solutions® offering is based on:

•	Comprehensive services. We can support our customers’ new product offerings from product concept through market introduction and thereafter, by providing seamless design, engineering, prototyping,

manufacturing, quality and regulatory compliance, and logistics services to our customers. Our knowledgeable sales personnel are technically trained and are supported by experienced designers and engineers to assist our customers in advancing concepts and technical file drawings into prototypes and complete systems. Our Design and Development Centers can provide dedicated expertise as well as coordinate these activities, and we believe our close collaboration with customers throughout the product development cycle uniquely positions us to supply the customer with implants, instruments and cases when their new product is launched.

•	Single source for complete systems. Our extensive product lines and comprehensive services can provide our customers with a complete, integrated outsourcing solution. In addition to assisting customers in developing new implants, we also design and produce instruments for implant-specific surgical procedures, and we provide customized cases with graphics and thermo-formed tray pockets that provide a secure, clearly labeled and well organized arrangement of instruments and devices. We also offer other services, such as procurement of other instruments to be included in our cases, as well as packaging, labeling and quality compliance, which enables us to ship to our customers cases that include complete sets of instruments and that are ready to use.

•	Proprietary Symmetry instruments and cases. In addition to designing new, implant-specific instruments and cases for our customers, we offer an established line of instruments and cases that we have developed independently. By developing our proprietary products, we provide customers with complementary products that they can rely on to complete their own proprietary implant systems and bring them to market sooner. Our Design and Development Centers are continuously developing and improving our proprietary products.

•	Precision manufacturing expertise. Our core production competencies include net shaped forging, precision casting, thermo forming, precision sheet metal working and machining/finishing. Our production processes are based on our extensive expertise and know-how, and enable us to produce products to tight tolerances and with precise detail. These core competencies allow us to produce large volumes of specialized products to our customers’ precise standards. We believe these competencies make us a supplier of choice to our customers.

•	Quality and regulatory compliance. Quality and regulatory compliance are imperative for the medical device market and can be a barrier to entry. We have a comprehensive quality assurance and quality control program including documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. Our quality systems are based upon and in compliance with the ISO requirements for medical device manufacturers and the applicable regulations imposed by the FDA on medical device manufacturers. Likewise, as required by United States and foreign regulatory standards, we control and document certain design, development and testing activities and systems. These activities and systems are structured to ensure that all design, development and testing meet regulatory standards as well as our and our customers’ requirements. We believe that our quality and regulatory systems meet our customers’ expectations.

•	Global reach. Our established international infrastructure gives us a platform to serve large, global medical device manufacturers. Our manufacturing capabilities in the United States and Europe allow us to offer single-source products and services to our multinational customers, and our experienced sales force markets our Total Solutions® approach globally.

We believe that our Total Solutions® offer a number of benefits to our customers, including:

•	Shorter time to market. The innovative nature of the orthopedic device market has resulted in compressed product life cycles and made a shorter time to market critical. Our design, engineering and prototyping skills, as well as our ability to transition seamlessly from product development to production and to provide complete, integrated implants, instruments and cases, enables our customers to reduce time to market for their new products.

•	Reduced total product acquisition costs. Our comprehensive services, including design, engineering, prototyping, procurement, project management, production, inventory control and other logistic services, as well as our ability to provide complete implant, instrument and case systems, allow our customers to reduce their procurement costs and inventory levels, resulting in lower total acquisition costs.

•	Increased focus on marketing and research and development efforts. Many orthopedic device companies have increasingly emphasized marketing and research and development efforts and have sought outsourcing solutions that enable them to bring products to market faster and more efficiently. Our extended production capabilities and comprehensive services, encompassed in our Total Solutions® concept, offers a one-stop outsourcing solution which reduces our customers’ total product acquisition costs and allows them to focus resources on their design, development and marketing efforts.

•	Rationalized and reliable supply chain. Medical device manufacturers have undergone significant consolidation in recent years, and further consolidation in the industry may occur. Consolidation has resulted in larger orthopedic device manufacturers who often rely on fewer, more established suppliers to support their expansive operations. Our scale, the scope of our products and services, and our Total Solutions® approach allow large companies to reduce the number of their independent suppliers. We believe this combination allows our customers to streamline their operations.

•	Enhanced product consistency on a global basis. Most leading medical device manufacturers are based in the United States, but have built extensive infrastructures in Europe. These companies are also seeking to capitalize on the development of markets in foreign countries with underdeveloped healthcare infrastructures. We believe that in order to enhance product consistency while expanding internationally, manufacturers increasingly desire suppliers that are well positioned to support U.S. and international operations. With our extensive production platform and Total Solutions® approach, we believe that we can leverage our international presence to meet increasing demand for orthopedic devices abroad.

Business Strategy

Our goal is to increase our share of the orthopedic device market and to leverage our strengths to expand in other medical device market segments. The key elements of our business strategy are to:

•	Develop strategic relationships with our customers through access to key decision makers. Our size, scope of manufacturing capabilities and breadth of products and services position us as an important partner to our customers and provide us access to institutional decision makers. We intend to continue to develop these relationships which will continue to enhance our competitive position.

•	Capitalize on our Total Solutions® approach. We believe that medical device manufacturers will increasingly seek to collaborate with suppliers who provide timely, integrated, single-source development and production capabilities. We believe that our Total Solutions® approach provides manufacturers with the opportunity to create more efficient and functional implant systems, shorten product development cycles, reduce design and manufacturing costs, simplify purchasing and logistics and provide integrated implants, surgical instruments and cases. We intend to continue to aggressively market our Total Solutions® approach to expand our relationships with existing customers and to attract new customers.

•	Increase sales to existing customers by cross selling products and services. Our cases are currently sold in nearly every segment of the medical device market. We believe that this diverse customer base offers us a natural entry point to new orthopedic and non-orthopedic customers for our implant and instrument product offerings. In addition, we believe that our machining, coating, packaging and logistics capabilities position us to supply a greater portion of our customers’ needs. Accordingly, we intend to focus on expanding our sales to existing customers by cross selling our products and services.

•

Leverage manufacturing skills. We intend to leverage our manufacturing skills to expand our existing customer relationships and to obtain new customers. In fiscal year 2004 and the first half of fiscal year 2005, we expanded many of our facilities and opened new facilities in Sheffield, United Kingdom, Memphis, Tennessee and Claypool, Indiana to add manufacturing capacity and design resources. We also have updated much of our manufacturing and development equipment. Our investments in sophisticated equipment and manufacturing know-how give us state-of-the-art manufacturing capabilities. Our ability to forge tight tolerance net shaped implants in large volumes, to efficiently produce high-precision instruments in various quantities, to manufacture a wide range of cases and to produce our products in quantities that can support large product launches distinguishes us in the market. In addition, we have well-established product quality and regulatory compliance systems and our customers can have confidence that our products and processes comply with regulatory requirements and our customers’ precise standards.

•	Increase new product offerings. Our Design and Development Centers provide expertise and coordination for our design, engineering and prototyping services. We intend to leverage our Design and Development Centers to provide greater support for our customers’ product development activities and to enhance our independent product development efforts. Our Design and Development Centers enable us to better institutionalize our knowledge and ensure that we have the appropriate people and technology focused on our customers’ product development projects. In addition, our Design and Development Centers are engaged in ongoing independent product development. We believe that the dedicated expertise of our Design and Development Centers will generate increased development projects with our customers and an expanded line of innovative and independently developed instruments and cases.

•	Collaborate with emerging companies. While we remain focused on providing our products and services to large orthopedic device customers, we believe that new and innovative companies are creating a meaningful market presence and becoming an important source of new product development in the medical device industry, particularly in Europe and in the spinal market segment in the United States. For example, one of our top ten customers in fiscal year 2003 was a growing spinal and trauma implant company that was a small company and a new customer less than four years earlier. Many emerging companies have limited in-house capabilities, and our Total Solutions® approach positions us to help them supply their products in a timely and cost-effective manner.

Products and Services

We design, develop and manufacture implants and related surgical instruments and cases for orthopedic device companies. We also design, develop and manufacture products for companies in other medical device markets, such as dental, osteobiologic and endoscopy, and we provide limited specialized products and services used in the aerospace and other non-healthcare markets.

Implants

Implant sales accounted for 36.0% of our total revenue in the first quarter of fiscal year 2005 and 36.6% of our total revenue in fiscal year 2004. We design, develop and manufacture implants for use in specific implant systems developed by our customers. We make orthopedic implants used primarily in knee and hip implant systems. Our orthopedic implants are used in reconstructive surgeries to replace or repair hips, knees and other joints, such as shoulders, ankles and elbows, sometimes referred to as extremities, that have deteriorated as a result of disease or injury. An orthopedic implant system is generally comprised of several implants designed to work in concert to replicate the structure and function of a healthy joint.

We also manufacture implant products for trauma, spine and other implant systems. Trauma implant systems are used primarily to reattach or stabilize damaged bone or tissue while the body heals. Spinal implant systems are used by orthopedic surgeons and neurosurgeons in the treatment of degenerative diseases, deformities and injuries in various regions of the spine.

Our design, engineering and prototyping expertise is an integral part of our implant offering. Medical device companies, which typically focus their resources on developing new implant systems as well as sales and marketing, often rely on us and companies like us to design, develop and manufacture the implants that comprise their implant systems. Our manufacturing capabilities, including our net shaped forging capabilities, technologically advanced casting facility and machining expertise, allow us to produce consistent, tight tolerance implants in large volumes for our customers.

We produce gross shaped, near-net shaped and net shaped implants for medical device manufacturers. Gross shaped implants require a significant amount of machining and hand processing post-forging. Near-net shaped implants are distinguished by geometric features that are thinner, more detailed and have tighter tolerances. Net shaped and near-net shaped implants require far fewer machine and hand operations post-forging. Net shaped implants typically require machining only on vital areas, such the taper segment of a hip where it is joined to the femoral head.

We have the machining expertise needed to provide finished implants to our customers. Some customers purchase finished implants from us while others purchase unfinished implants and machine them to final specifications.

Our primary implant products and their applications are:

•	Knees. The knee joint includes the surfaces of three distinct bones: the lower end of the femur, the upper end of the tibia or shin bone, and the patella (knee cap). Cartilage on any of these surfaces can be compromised by disease or injury, leading to pain and inflammation that may require knee reconstruction. Our knee implants include a femoral component, a patella, a tibial tray and an articulating surface (placed on the tibial tray) and are used in total knee reconstruction, partial knee reconstruction and revision procedures. We provide one or more, and in some cases all, of these implants for our customers’ knee implant systems. We use proprietary manufacturing know-how and advanced computer aided simulation techniques to produce tight tolerance near-net shaped to net shaped tibial implants that require minimal if any machining.

•	Hips. The hip joint consists of a ball-and-socket joint that enables a wide range of motion. The hip joint is often replaced due to degeneration of the cartilage between the head of the femur (the ball) and the acetabulum or hollow portion of the pelvis (the socket). This loss of cartilage causes pain, stiffness and a reduction in hip mobility. We produce tight tolerance femoral heads, hip stems, acetabular cups and spiked acetabular cups used in bone conservation, total-hip reconstruction and revision replacement procedures. Our hip stems are forged with tight tolerance details.

•	Extremities, Trauma and Spine. Extremity reconstruction involves the use of an implant system to replace or reconstruct injured or diseased joints, such as the finger, toe, wrist, elbow, foot, ankle and shoulder. Our forging capabilities allow us to produce thin cross sections of material to very tight tolerances for these smaller joint procedures. Trauma implant procedures commonly involve the internal fixation of bone fragments using an assortment of plates, screws, rods, wires and pins. Our spinal implant products consist primarily of plates and screws. We manufacture trauma and spinal plate implants to exact details to fit bone contours.

Instruments

Sales of surgical instruments accounted for 36.6% of our total revenue in the first quarter of fiscal year 2005 and 33.0% of our total revenue in fiscal year 2004. We make high-precision surgical instruments used in hip, knee and shoulder reconstruction procedures, as well as in spinal, trauma and other implant procedures. We design, develop and manufacture implant-specific and procedure-specific instruments. We rarely manufacture general surgical instruments, but will procure them as a service to our customers in order to provide our customers with complete instrument sets.

We primarily make a wide range of knee cutting blocks (instruments that guide blades that cut bone), osteotome revision systems (instruments used to cut through bone), reamers (instruments used for shaping bone sockets or cavities) and retractors (instruments used to pull back tissue for clear sight during surgery). Our instrument handles are made of patented plastic procured from a third party, which is designed to withstand the intense heat produced during frequent sterilizations, that is attached to the instrument using our patented process. Our instruments are made to tight tolerances to ensure precise alignment and fitting of implants.

Each implant system typically has an associated instrument set that is used in the surgical procedure to insert that specific implant system. Instruments included in a set vary by implant system. For example, hip and knee implant procedure instrument sets often contain in excess of 100 instruments, whereas revision procedure sets contain approximately 50 instruments. Usually, instrument sets are sterilized after each use and then reused.

The instruments we produce are typically used in either open, minimally invasive, or revision implant procedures and can generally be categorized as:

•	Implant-specific instruments, which are used solely for a specific brand of implant, such as high-precision knee cutting blocks, certain reamers and broaches; and

•	Procedure-specific instruments, which are designed for a particular type of procedure, such as a minimally invasive hip implant procedure, but can be used with the implant systems of multiple companies.

Implant-Specific Instruments. The size, shape and other features of each implant system are unique. Consequently, unique instruments must be used to ensure precise alignment and fitting during the surgical procedure to insert an implant system. Accordingly, when a medical device company develops a new implant system, it typically also develops instruments specifically designed to insert the implant system. Medical device companies typically provide complete, customized implant-specific instrument sets to end users (hospitals, outpatient centers and physicians) in order to facilitate use of the implant.

We seek to collaborate with our customers early in the development process to facilitate the concurrent design of the implant system and the instruments that will accompany the system. Our implant-specific instruments generally include customized reamers, cutting blocks, broaches, rasps, guides and other instruments designed to accommodate the unique size, shape and other features of our customers’ implant systems. These instruments are used by the surgeon to cut and shape bone and cavities during the surgical procedure and to align and fit the implant system. We are recognized in the orthopedic community for constructing these instruments to extremely tight tolerances.

Procedure-Specific Instruments. We also manufacture independently developed instruments referred to as our Symmetry Products. We have developed these products through our years of experience serving the orthopedic market and our investments in research and development. Complete implant procedure instrument sets typically include certain instruments that are designed for a particular type of procedure but can be used with the implant systems of multiple companies. By purchasing our products, customers can leverage our extensive experience and expertise to complete their instrument sets more quickly and efficiently.

Our products include successful hip and knee revision systems. Instruments that make up revision systems, which are used to remove orthopedic implants, are typically designed for a specific type of procedure but can be used to remove various brands of implants. These self-contained systems include an assortment of osteotome blades that assist the surgeon in separating an implant from cement or bony in-growth where access is limited, while minimizing damage to the bone. Our established revision systems can also be readily modified for a customer by adding additional instruments. For example, we developed a hip revision system in 1996 that we currently sell to six different customers, with the system being customized for each customer.

Cases

Sales of cases accounted for 21.7% of our total revenue in the first quarter of fiscal year 2005 and 23.0% of our total revenue in fiscal year 2004. We produce a wide range of plastic, metal and hybrid cases used in over 25 medical device markets, including orthopedic, arthroscopy, osteobiologic, endoscopy, cardiovascular, dental, ophthalmology, diagnostic imaging and ear, nose and throat surgical procedures. Cases are used to store, transport and arrange implant systems and other medical devices and related surgical instruments. Our cases are generally designed to allow for sterilization and re-use after an implant or other surgical procedure is performed. Our plastic cases are designed to withstand the intense heat produced during the sterilization process.

The majority of the cases we make are tailored for specific implant procedures so that the instruments, implants and other devices are arranged within the case to match the order of use in the procedure and are securely held in clearly labeled, custom-formed pockets. We seek to collaborate with our customers early in the development processes to facilitate the concurrent design of the case and related instruments.

We also produce standard cases which are primarily used in those non-orthopedic market segments where the security or presentation of the instruments and devices is less important. Over the past two years, we have made a significant investment to obtain 510(k) clearance for our PolyVac line of standard cases through the FDA pre-market notification process. We believe this allows our customers to reduce time to market and to reallocate financial and human resources that would otherwise be spent on compliance efforts, which provides us with a significant competitive advantage in selling our standard cases. See “—Government Regulation.”

We have more than 25 patents related to our case designs and manufacturing processes. We believe that our complete line of plastic, metal and hybrid product offerings strategically positions us in the case market.

Highlights of our case product offerings include:

•	Orthopedic Cases. We produce custom metal, plastic and hybrid cases designed to store, transport and arrange surgical instruments and related implant systems for orthopedic device manufacturers. Proper identification of instruments, such as reamers which are generally included in a range of sizes in one to two millimeter increments, is critical in orthopedic implant procedures. Our graphics and thermo formed tray pockets provide a secure and organized arrangement to assist surgeons during procedures.

•	Dental Cases. We produce cases used in dental implant and general dental procedures. Dental implant cases are typically complex and include many levels of trays, while cases used in general dental procedures tend to be smaller and less complex.

•	Other Cases. We also manufacture and sell cases for arthroscopy, osteobiologic, endoscopy, cardiovascular, ophthalmology, diagnostic imaging and ear, nose and throat procedures.

Specialized Non-healthcare Products and Services

We offer specialized non-healthcare products and services on a limited basis. Sales of non-healthcare products and services accounted for 5.7% of our total revenue in the first quarter of fiscal year 2005 and 7.4% of our total revenue in fiscal year 2004, respectively.

One of our United Kingdom based facilities acquired as part of the Mettis acquisition produced a range of cutting tools, cutlery and surgical instruments in the 1950’s. This facility evolved to focus on net shaped forgings, which resulted in a business focusing on orthopedic instruments and aerospace products for jet engines in the late 1990’s. In 2002, this facility began focusing its net shaped forging capabilities on orthopedic implants and shifting its non-healthcare operations toward product development support and specialized products. Our core design, engineering and manufacturing competencies give us the expertise to offer specialized non-healthcare products and services. Our non-healthcare products primarily are net shaped aerofoils and non-rotating aircraft engine forgings produced for our aerospace customers.

Product Development

Our Design and Development Centers provide dedicated expertise and greater coordination for our design, engineering and prototyping services. Our Design and Development Centers are located in Warsaw, Indiana and

Memphis, Tennessee and bring together talented engineering and design personnel and provide them with state-of-the-art design software and prototyping equipment. Our Design and Development Centers serve to centralize and better institutionalize our design and engineering knowledge and create a fertile environment for new product development. They can coordinate product development projects for our customers as well as the efforts of our engineers and designers in order to ensure that we have the appropriate people and technology focused on particular product development initiatives.

We seek to collaborate with our customers’ product development teams and to assist in the design, engineering and prototyping of new medical device systems from the beginning of the development process. Our sales staff is technically trained and works closely with the customer’s staff. As new product concepts are formulated, our sales people bring in our design and engineering personnel and leverage the resources of our Design and Development Centers to provide dedicated design teams with exceptional knowledge and experience. As a project evolves, we can rapidly create prototypes of the proposed implant. Working closely with our customers through the conceptual, planning and prototyping stages positions us to quickly scale up for manufacturing of the product.

In addition to supporting our customers’ product development efforts, our Design and Development Centers are continuously developing our own product lines, referred to as “Symmetry Products.” We develop our products by leveraging our years of experience and knowledge, investing in research and development and continually seeking to expand our knowledge of the marketplace by consulting surgeons and other end users of our products. We currently offer over 300 internally developed products, including instruments for minimally invasive surgical implant procedures and hip and knee revision systems.

In addition, we may supplement our internal product development efforts with strategic acquisitions that add new products to our current line or help us enter additional complementary markets. For example, our acquisition of Mettis in June 2003 added key products to our offerings that enabled us to offer our customers Total Solutions® for complete implant systems, implants, instruments and cases, and provided us with an expanded presence in Europe. In the future, we intend to selectively assess potential acquisition targets to determine the contribution that their products or operations could make to our company.

Customers

We supply our products primarily to manufacturers in the medical device market. Our customers include all of the large orthopedic device manufacturers, including Biomet Inc., DePuy Inc. (a subsidiary of Johnson & Johnson), Kyocera Corporation, Medtronic Sofamor Danek, Smith & Nephew plc, Stryker Corporation, Synthes, Inc. (formerly Synthes-Stratec, Inc.) and Zimmer Holdings, Inc. We also have established relationships, primarily through our cases product offerings, with leading medical device manufacturers in numerous other medical device market segments, including Cardinal Health, Inc. and St. Jude Medical Inc. We sold to approximately 600 customers, including 66 new customers, in fiscal year 2004.

Sales to our ten largest customers represented 80.5% of our revenue in the first quarter of fiscal year 2005 and 78.7% of our revenue in fiscal year 2004. Our three largest customers accounted for 29.4%, 14.2% and 13.8% and of our revenue for the first quarter of fiscal year 2005 and our three largest customers accounted for 25.4%, 14.6% and 13.6% of our revenue in fiscal year 2004. Our three largest customers in alphabetical order for the first quarter of fiscal year 2005 were DePuy, Smith & Nephew and Zimmer. Our three largest customers in alphabetical order for fiscal year 2004 were DePuy, Smith & Nephew and Stryker. No other customer accounted for more than 10% of our revenue in the first quarter of fiscal year 2005 or in fiscal year 2004. We typically serve several product teams and facilities within each of our largest customers, which mitigates our reliance on any particular customer.

We sell our products to customers in a number of regions outside the United States. In addition, our customers often distribute globally products purchased from us in the United States. Set forth below is a summary of revenue by selected geographic locations in our last three fiscal years and the first quarter of fiscal year 2005, based on the location to which we shipped our products:

Percent of Revenue by Geographic Location

	Fiscal Year			Three Months Ended
Region	2002	2003	2004	April 2, 2005
United States	80.7%	73.2%	66.6%	65.8%
United Kingdom	10.1	16.1	13.3	10.5
Rest of World	9.2	10.7	20.1	23.7

Total	100.0%	100.0%	100.0%	100.0%

The acquisition of Mettis increased the geographic diversification of our revenue. For additional information regarding our historical revenue by geographic locations, see note 13 to our consolidated financial statements for the fiscal years 2002, 2003 and 2004 included elsewhere in this prospectus.

Sales and Marketing

Our sales and marketing efforts emphasize our industry leading design and engineering expertise, internally developed Symmetry Products, manufacturing capabilities, international distribution network and our ability to provide customers with a comprehensive product offering. We are increasingly presenting our products and services to customers in a Total Solutions® concept which offers the customer a collaborator for developing complete implant, instrument and case solutions.

We have over 60 sales and marketing personnel worldwide. In addition to our internal sales efforts, we also sell standard cases through distributors. Our sales personnel are trained in all of our products and services in order to cross-sell and identify opportunities outside their immediate area of focus. We typically serve several product teams and facilities within each customer which diminishes our reliance on any one purchasing decision. Our customer base for cases extends into nearly every segment of the medical device market. We believe there is a significant opportunity to leverage our existing relationships among this customer base to achieve greater penetration of our customized instrument and implant products. We intend to increase our marketing of implants, instruments and our Total Solutions® concept to these customers.

Our sales personnel are technically trained and are based in close proximity to or located at our largest customers’ sites. This physical proximity allows our sales personnel to engage quickly with the marketing, design, engineering and purchasing staffs of these orthopedic device manufacturers. Our sales people are empowered to bring in design and engineering product development teams to facilitate a customer’s efforts. Our goal is to collaborate with customers early in the development cycle and to continue through production, packaging, delivery and logistics.

Manufacturing

We have manufacturing facilities in the United States, the United Kingdom and France. We have made in recent years and continue to make significant investments to modernize our production facilities, improve our production processes, develop superior technical skills that complement our manufacturing capabilities and to add capacity. These investments have allowed us to continue to improve the quality of our products, increase our manufacturing capacity and improve our efficiency. Our manufacturing processes include:

•	Forging. Our forging process uses presses to force heated metal between two dies (called tooling) that contain a precut profile of the desired implant. The forging process enhances the strength of an implant, which is important for hip stems and other implants that must withstand significant stress. Many customers prefer forging because it provides greater mechanical properties. We forge gross shaped, near-net shaped and net shaped implants. Our know-how enables us to produce precision net shaped forgings in large volumes.

•	Casting. In the casting process, metal is heated until it is liquid and then poured into an implant mold. Casting can be used to produce implants with intricate shapes. We have developed a technologically advanced, highly automated casting facility in Sheffield, United Kingdom.

•	Plastic and Metal Forming. Our know-how and technology facilitates our extensive plastic and metal forming capabilities. We use thermo form processes to draw uniform plastic cases and specialized equipment to form metal. Our laser controlled metal working machines allow us to punch and shape metal in intricate and complex detail.

•	Machining / Finishing. Machining is used extensively to enhance our forged, cast and formed products. We use computer numerically controlled, multi-axis and wire electric discharge equipment to cut, bend, punch, polish and otherwise shape or detail metal or plastic. Our finishing processes include polishing, laser etch marking, graphics and other customer specific processes.

The majority of products that we produce are customized to the unique specifications of our customer. Our ability to maintain flexible operations is an important factor in maintaining high levels of productivity. We primarily use “just-in-time” manufacturing and flexible manufacturing cells in our production processes. Just-in-time manufacturing is a production technique that minimizes work-in-process inventory and manufacturing cycles. Manufacturing cells are clusters of individual manufacturing operations and work stations grouped in a circular configuration, with the operators placed centrally within the configuration. Cell manufacturing provides flexibility by allowing efficient changes to the number of operations each operator performs, which enhances our ability to maintain product volumes that are consistent with our customers’ requirements and reduce our level of inventory. For more information on our manufacturing facilities, see “—Properties.”

We use a number of raw materials, including titanium, cobalt chrome, stainless steel and nickel alloys, and various other components in the manufacture of our products. Although we generally believe these materials are readily available from multiple sources, from time to time we rely on a limited number of suppliers and in some cases on a single source vendor. For example, we obtain patented plastic, which is designed to withstand intense heat produced during frequent sterilizations, from a single supplier for use in our instrument handles and plastic cases.

Quality Assurance

We maintain a comprehensive quality assurance and quality control program, which includes the control and documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. Our quality systems are based upon FDA requirements and the ISO standards for medical device manufacturers. We believe that all of our facilities are currently in substantial compliance with regulations applicable to them. For example, in the United States these regulations include the current good manufacturing practice regulations and other quality system regulations imposed by the FDA. Our United States based facilities are registered with and audited by the FDA. Our line of PolyVac standard case received FDA 510(k) clearance, which can reduce our customers’ burden in obtaining FDA approval. Our facilities have obtained numerous industry-specific quality and regulatory assurance certifications.

Competition

Our customers, to varying degrees, are capable of internally developing and producing the products we provide. While we believe that our comprehensive services and core production competencies allow medical device companies to reduce costs and shorten time to market, one or more of our customers may seek to expand their development and manufacturing operations which may reduce their reliance on independent suppliers such as us. We are not aware of any medical device manufacturers who currently sell products similar to the ones we produce to third parties, however, there can be no assurance that one or more of these companies will not begin to do so in the future.

We also compete with independent suppliers of implants, instruments and cases to medical device companies. The majority of these suppliers are privately owned and produce some, but not all, of the products required in orthopedic implant systems. We believe that we are the only independent supplier to offer a complete implant, instrument and case solution to orthopedic device manufacturers. We compete with other independent suppliers primarily on the basis of development capability, breadth of product offering, manufacturing quality, cost and service. We believe that we are the largest independent supplier of implants, instruments and cases to orthopedic device manufacturers. However, other independent suppliers may consolidate and some of our current and future competitors, either alone or in conjunction with their respective parent corporate groups, may have financial resources and research and development, sales and marketing, and manufacturing capabilities and brand recognition that are greater than ours.

Intellectual Property

Although we believe our patents are valuable, our knowledge, experience and proprietary and trade secret information with respect to manufacturing processes and product design and development, and our experienced, creative and technically trained design, engineering and sales staffs have been equally or more important in maintaining our competitive position. We seek to protect our non-patented know-how, trade secrets, processes and other proprietary confidential information principally through confidentiality, non-compete and invention assignment agreements.

We currently own 40 U.S. and 14 foreign patents related to our cases and instruments. These patents expire at various times beginning in 2006 and ending in 2020. We also have 23 U.S. and five foreign patent applications at various stages of approval. Our policy is to aggressively protect technology, inventions and improvements that we consider important through the use of patents, trademarks, copyrights and trade secrets in the United States and significant foreign markets.

While we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by third parties, we cannot assure you that we do not infringe any patents or other proprietary rights held by third parties. If our products were found to infringe any proprietary right of a third party, we could be required to pay significant damages or license fees to the third party or cease production, marketing and distribution of those products. Litigation may also be necessary to enforce our intellectual property rights, to protect our trade secrets or other proprietary information we own and to determine the validity and scope of our proprietary rights.

We cannot assure you that our existing or future patents, if any, will afford adequate protection, that any existing patent applications will result in issued patents, that our patents will not be circumvented, invalidated, or held unenforceable, that our proprietary information will not become known to, or be independently developed by, our competitors, or that the validity or enforceability of any patents or other intellectual property owned by or licensed to us will be upheld if challenged by others in litigation. Due to these and other risks, we do not rely solely on our patents and other intellectual property to maintain our competitive position. Although our intellectual property is important to our business operations and in the aggregate constitutes a valuable asset, we do not believe that any single patent, trade secret, trademark or copyright, or group of patents, trade secrets, trademarks or copyrights is critical to the success of our business.

Employees

As of April 2, 2005, we had 1,797 employees. Our employees are not represented by any unions. From time to time in the past, however, some of our employees have attempted to unionize at two of our facilities. We believe that we have a good relationship with our employees.

Properties

Our corporate office is located in Warsaw, Indiana. We have operations facilities, including warehouse, administrative and manufacturing facilities, located at thirteen sites throughout the world. We believe that these facilities are adequate for our current and foreseeable purposes and that additional space will be available if needed.

The lease on our approximately 122,000 square foot Manchester, New Hampshire facility is a capital lease that runs through October 1, 2016. The initial annual base rent under the lease, as amended, is $0.6 million, payable in equal monthly installments. On October 31, 2001, and every five years thereafter, including extensions, the annual base rent will change based on the percentage increase, if any, in the Consumer Price Index for the Northeast U.S. region. The current annual base rent under the lease is $0.7 million. We have an option to extend the lease for an additional five-year period and have a right of first opportunity to purchase the leased property.

The table below provides selected information regarding our facilities.

Location	Use	Approximate Square Footage(1)	Own/ Lease	Number of Employees
Warsaw, Indiana	Instrument design and manufacturing	63,000	Own	306
Warsaw, Indiana	Design and Development Center; instrument design and manufacturing	17,000	Lease	37
Warsaw, Indiana	Corporate headquarters	10,000	Own	7
Claypool, Indiana	Instrument design and manufacturing	22,500	Own	106
Cheltenham, United Kingdom	Instrument design and manufacturing	9,000	Lease	40
Manchester, New Hampshire	Plastic and metal case design and manufacturing	122,000	Lease	265
Villeneuve d’Ascq, France	Case design and assembly	10,800	Lease	26
Lansing, Michigan	Implant design, forging and machining	65,000	Own	350
Lansing, Michigan	Implant design, forging and machining	15,000	Lease	12
Sheffield, United Kingdom	Implant and specialized non-healthcare product design, forging, casting and machining	134,600	Own	324
Sheffield, United Kingdom	Implant forging and machining	43,400	Own	95
Avilla, Indiana	Instrument and implant design and manufacturing	35,000	Lease	225
Memphis, Tennessee	Design and Development Center; instrument design and manufacturing	6,400	Lease	4

(1)	We own approximately 21 acres of land in Warsaw, Indiana and approximately 9 acres in Lansing, Michigan, that is available for future expansion.

Legal Proceedings

From time to time we are involved in various disputes and litigation matters that arise in the ordinary course of business. We are not aware of any legal proceedings pending or threatened against us that we expect would have a material adverse affect on our financial condition or results of operations.

Environmental Matters

Our facilities and operations are subject to extensive federal, state, local and foreign environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things, air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the handling and disposal of hazardous wastes; the cleanup of contamination; and the health and safety of our colleagues. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

To avoid the need for certain potentially restrictive air permits, we recently replaced a furnace at our Sheffield, U.K. facility and replaced dust collectors at our Lansing, Michigan facility. We estimate that we will incur approximately $0.9 million in capital expenditures for environmental, health and safety in 2005. Environmental laws tend to become more stringent over time, and we could incur material expenses in the future relating to compliance with future environmental laws. Our Sheffield, U.K. facility may be required to obtain an Integrated Pollution Prevention Control (IPPC) permit prior to 2007. Although the requirements of the IPPC permit are not yet known, because the facility is currently operating in substantial compliance with applicable U.K. permit requirements and has, as described above, recently completed upgrades to a furnace and other equipment, we do not expect to have to make material capital expenditures to obtain or comply with the IPPC permit.

In connection with our 2000 recapitalization and our 2003 acquisition of Mettis, environmental assessments were conducted at our primary manufacturing facilities. These assessments identified certain environmental issues, the majority of which we have addressed or are in the process of addressing. In 2004, the Indiana Department of Environmental Management conducted an inspection of our Avilla, Indiana facility and identified certain environmental regulatory compliance issues. We have corrected these issues and we did not receive any fines. The cost to correct these issues was not material to the company’s results of operations or financial condition. We have completed the process of certifying our manufacturing facilities according to the ISO 14001 environmental management standard established by the International Organization for Standardization.

In 2000, we purchased pollution legal liability insurance that covers certain environmental liabilities that may arise at our Warsaw, Indiana facility, at a former facility located in Peru, Indiana, and at certain non-owned locations that we use for the disposal of wastes. The insurance has a $5.0 million aggregate limit and is subject to a deductible and certain exclusions. The policy period expires in 2010. While the insurance may mitigate the risk of certain environmental liabilities, we cannot guarantee that a particular liability will be covered by this insurance.

Government Regulation

The medical device industry is extensively regulated by governmental authorities, principally the Food and Drug Administration, or FDA, and corresponding state and foreign regulatory agencies. In the United States, the FDA regulates the commercial distribution of medical devices by our customers and governs the design, testing, manufacturing, labeling, storage, record keeping and other activities that we and our customers perform. Similar foreign regulations govern the commercial marketing, safety, quality, development and production of medical devices distributed or produced in European and other foreign countries.

FDA Market Clearance. Our customers are currently generally considered by the FDA to be the manufacturer and the design authority with respect to the products that we sell to them and, accordingly, are required to obtain appropriate market clearance from the FDA before commercially distributing the implants, instruments and cases that we produce for them. At times, however, we agree with our customers to share the regulatory burden of obtaining FDA market clearance. For some of our products, now or in the future, we alone may be considered to be the manufacturer and thus bear the responsibility of obtaining appropriate FDA or other clearances or approvals before commencing any commercial distribution of the product.

Under the Food, Drug and Cosmetic Act, as amended, or FDC Act, medical devices are classified into one of three classes based on the degree of perceived risk imparted to patients by the device’s intended use. We produce Class I, II and III medical device products for our customers. The class to which our products are assigned determines, among other things, the type and degree of FDA market clearance required in order to commercially distribute our products. Class I devices are those for which it has been determined that safety and effectiveness can be assured by adherence to General Controls, as defined in the FDC Act, which require facility registration, device listing and compliance with the good manufacturing practices and labeling regulations. Most Class I devices have been exempted by the FDA from the market clearance requirements otherwise applicable to medical devices.

Class II medical devices are subject to General Controls and other “special controls” as specified by the FDA and, unless exempt, require pre-market clearance by the FDA prior to commercial distribution. Special controls may include special labeling requirements, mandatory performance standards and post-market surveillance requirements. Pre-market clearance of most Class II devices by the FDA is accomplished through the 510(k) Pre-market Notification process. To obtain 510(k) clearance for commercial distribution, extensive information regarding items such as usage, method of action, the design, testing and validation of the device must be submitted to the FDA demonstrating that the device is “substantially equivalent” to a device that was legally marketed prior to May 28, 1976, or to another commercially available device subsequently cleared through the 510(k) Pre-market Notification process. It generally takes three to six months from the date of a 510(k) Pre-Market Notification submission to obtain 510(k) clearance, but the process may take longer. If the device is not eligible for clearance through the 510(k) procedure, a pre-market approval, or PMA, must be obtained as described below.

Class III is the most stringent regulatory category for medical devices. A Class III device is a device that has a new intended use or is based on advances in technology for which, generally speaking, the device’s safety and effectiveness cannot be assured solely by the General Controls and special controls applied to Class I and II devices. Before a Class III device can be commercially marketed, a PMA must be obtained from the FDA. The PMA process can be expensive, uncertain and lengthy, requires detailed and comprehensive data and generally takes significantly longer than the 510(k) Pre-Market Notification process. To obtain a PMA, an application must be submitted to the FDA supported by extensive data including, but not limited to, technical, preclinical, clinical trials in certain cases, manufacturing methods, quality systems as well as proposed labeling. Before the PMA application can be approved, the application must demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. After the PMA application is complete, the FDA begins in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer.

It is possible that 510(k) clearance or PMA approval may not be obtained by us, if we are required to obtain it, or our customers or that such clearance may be delayed for an extensive period of time. Our inability or the inability of our customers to obtain timely clearance, if at all, could materially affect our operating results.

Quality System Regulations. In addition to approving our products for commercial distribution, the FDA regulates certain of our development, marketing and production processes. Many of the products we produce are, or may in the future be, considered finished medical devices. Processes used in the development and production of finished medical devices are subject to various government regulatory requirements including the quality systems regulations and the current good manufacturing practice requirements, promulgated under the FDC Act. These regulations seek to ensure the safety and effectiveness of medical devices by governing, among other things, the design, testing, production, control, quality assurance, labeling, packaging and shipping of finished medical devices. Certain of our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA to ensure compliance with these quality system regulations. Other products that we produce, including the majority of our implant products, undergo further processing upon delivery to our customer and are therefore not deemed to be finished medical devices. In the case of these products, the FDA regulatory scheme also places responsibility on our customers to assure that products obtained from us are produced using appropriate manufacturing processes and quality procedures.

Our medical devices may be subject to a number of other regulatory requirements including import and export requirements and restrictions, medical device tracking requirements and post market surveillance requirements. In addition, medical device manufacturers are required to have an effective complaint handling system and corrective and preventive action system. In certain cases, the manufacturer is obliged to report deaths, serious injuries or malfunctions related to the device to the FDA and other regulatory agencies.

It is possible that the FDA or other regulatory bodies may require that a clinical trial be completed before the agency clears or approves a product for commercial distribution. The FDA and other bodies regulate such trials and such trials generally cannot begin until the FDA approves the clinical trial and there is appropriate reviews and approvals by the clinical trial sites. Such trials can be lengthy and expensive and there is no guarantee that the results of such clinical trials will be positive.

In the event of a product malfunction or problem or regulatory issue, we may conduct a product recall or withdrawal. The FDA and other agencies may also compel such a recall or withdrawal. Any such recall or withdrawal could result in adverse publicity, regulatory enforcement action, loss of sales or delays in approvals. In addition, any such recall could give rise to product liability lawsuits.

Accordingly, our customers frequently audit our facilities to evaluate our manufacturing processes and quality systems.

International Regulations. The medical device industry is subject to extensive regulations in foreign countries where we and our customers operate. These regulations govern, among other things, the design, testing, manufacturing, packaging, and labeling of medical devices. Certain countries require medical devices, including certain of our products, to be qualified or approved by national health or social security organizations before they may be commercially marketed by our customers in those countries. For example, our customers must obtain a CE mark certification for our products before they can be commercially distributed in the member countries of the European Union. A CE mark certification is an international symbol of adherence to quality assurance standards and compliance with applicable European device directives. Although these requirements are often similar to those imposed by the FDA, regulations vary from country to country and with respect to the nature of the medical device and it may require more time and resources to comply with these regulations than that required in the U.S.

Compliance with applicable U.S. and foreign medical device regulations can be time consuming, burdensome and expensive for us and, to a larger degree, for our customers. These regulations may affect our ability and the ability of our customers to sell medical device products. This may result in higher than expected costs or lower than expected revenues.

Failure to comply with applicable U.S. or foreign medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspensions of production, refusal of the FDA or other agencies to grant future applicable market approvals, withdrawals or suspensions of current clearances or approvals and criminal prosecution. Currently, we have no adverse regulatory compliance issues or actions pending with the FDA or other medical device regulatory agency, and no FDA quality systems regulation audits conducted at our facilities have resulted in any adverse compliance enforcement actions. There can be no assurance that regulatory compliance issues, actions or audits resulting in enforcement actions may not arise in the future however. Any such actions brought against us could result in higher than expected costs, loss of revenue, delayed approvals, fines or penalties. Any such action against one or more of our customers could cause them to decrease or stop purchasing our products or services.

The FDA and other agencies such as Health and Human Resources regulate certain of our promotional activities and customer interactions. Failure to comply with these requirements could give rise to the FDA enforcement actions or actions by federal or state healthcare payors, including actions under the False Claims Act and anti-kickback requirements.

The regulations that we and our customers are subject to are complex, change frequently and have tended to become more stringent over time. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state levels. In addition, these programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Any such changes could results in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated revenues.

Third-Party Reimbursement

We do not rely directly on reimbursement from third-party payors, such as Medicaid, Medicare and private insurers, for any of our products. Our business, however, is indirectly impacted by the ability of our customers to obtain third-party reimbursement coverage for their products. The primary end users of medical devices are hospitals, outpatient centers and physicians’ offices, all of whom rely on third-party reimbursement programs for payment. Consequently, the demand for a medical device, and indirectly the demand for our products that are associated with that device, is often dependent on the customer’s ability to obtain coverage under such third-party reimbursement programs.

We believe that orthopedic implants have been well received by third-party payors because of their ability to greatly reduce long-term healthcare costs for sufferers of musculoskeletal ailments. However, reimbursement policies vary from program to program and are subject to change. We can not assure that any of our customers’ products will be covered under any third-party reimbursement program.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers, directors and key employees, as of July 1, 2005.

Name	Age	Position
Directors and Executive Officers:
Brian Moore	59	President, Chief Executive Officer and Director
Fred Hite	37	Senior Vice President, Chief Financial Officer and Secretary
Andrew Miclot	49	Senior Vice President, Marketing, Sales & Business Development
D. Darin Martin	53	Senior Vice President, Quality Assurance/Regulatory Affairs and Chief Compliance Officer
Richard J. Senior	41	Senior Vice President and General Manager, Europe
Robert S. Morris	50	Director and Chairman of the Board
James A. Conroy	45	Director
Manu Bettegowda	32	Director
Frank Turner	62	Director
Francis T. Nusspickel	64	Director
Stephen B. Oresman	73	Director

Other Key Employees:
D. Alec McPherson, Jr.	59	Vice President and General Manager
Matthew R. Rudd	42	Vice President and General Manager
Michael W. Curtis	51	Vice President and General Manager

Directors and Executive Officers

Brian Moore has served as our President and Chief Executive Officer and as a member of our board of directors since our acquisition of Mettis in June 2003. From April 1999 to June 2003, Mr. Moore served as the Chief Executive Officer of Mettis Group Limited, the parent company of Mettis. From April 1994 to March 1999, Mr. Moore held various positions with EIS Group plc, including Chairman of the Aircraft and Precision Engineering Division, and from 1987 to 1999, Mr. Moore served as Chief Executive Officer of AB Precision (Poole) Limited. Prior thereto, Mr. Moore served in various management positions at Vanderhoff plc, Land Rover Vehicles, Bass Brewing and Prudential Insurance, and as the Financial Director for a subsidiary of GEC Ltd. (UK). Mr. Moore has qualified as a Graduate Mechanical Engineer by the Institution of Mechanical Engineers (the qualifying body for mechanical engineers in the United Kingdom) and as an Accountant with the U.K. Chartered Institute of Management Accountants.

Fred Hite has served as our Senior Vice President, Chief Financial Officer and Secretary since March 2004. From 1997 to 2004, Mr. Hite served in various capacities at General Electric Industrial Systems, including Finance Manager of General Electric Motors and Controls from 2001 to 2004, Manufacturing Finance Manager from 2000 to 2001, and Finance Manager of Engineering Services from 1997 to 2000. From 1995 to 1997, Mr. Hite served as Sourcing Finance Manager and Commercial Finance Analyst at General Electric Industrial Control Systems. From 1990 to 1995, Mr. Hite served in various finance positions at General Electric Appliances. Mr. Hite received a B.S. in Finance at Indiana University.

Andrew Miclot has served as our Senior Vice President, Marketing, Sales & Business Development since June 2003 and as our Vice President of Marketing, Sales & Business Development since 1994. From 1992 to 1994, Mr. Miclot served as the Director of the Medical Products Group of DePuy Inc. From 1987 to 1992, Mr. Miclot served as Marketing Manager for Zimmer, Inc. and from 1986 to 1987, Mr. Miclot served as Director of Marketing for Ulti-Med, Inc. Mr. Miclot received a B.A. and M.A. in Speech and Hearing Sciences and Audiology from Indiana University and a M.B.A. from Lake Forest Graduate School of Management.

D. Darin Martin has served as our Senior Vice President of Quality Assurance/Regulatory Affairs since June 2003 and as our Chief Compliance Officer since May 2005. From 1994 to 2003, Mr. Martin served as our Vice President of Quality Assurance and Regulatory Affairs. Mr. Martin joined the Company in 1990 as Director of Quality Assurance. From 1984 to 1990, Mr. Martin served as Quality Assurance Supervisor for Owens-Illinois Inc.’s Kimble HealthCare Division. Mr. Martin has been a member in various medical device industry associations, including a 20 year membership with the American Society of Quality, Biomedical Devices-NE Indiana Division. Mr. Martin received a B.S. in Business Management from Ball State University, a S.P.C. Instructor Certification from Baldwin-Wallace College and a M.B.A. from Kennedy-Western University.

Richard J. Senior has served as Senior Vice President and General Manager of our European Operations since our acquisition of Mettis in June 2003. He previously served in various capacities at Mettis in the Thornton Precision Components operating unit, including Managing Director from 1999 to 2003, Director and General Manager from 1997 to 1998, Operations Director from 1995 to 1996, Production Manager during 1995, CMR Operations Manager from 1993 to 1994 and Orthopaedic Sales Manager (UK) from 1990 to 1995. Mr. Senior attended Myers Grove Comprehensive School in the United Kingdom.

Robert S. Morris has served as a member of our board of directors since October 2000 and currently serves as chairman of the board and as a member of the board’s Corporate Governance and Nominating Committee. Mr. Morris founded Olympus Partners in 1989 and currently serves as the Managing Partner of Olympus Partners and its affiliated investment partnerships. Mr. Morris serves as a director of Homax Holdings, Inc., Shemin Nurseries Holdings Corp., Client Distribution Services and Club Staffing and has served on the boards of directors of multiple other Olympus portfolio companies. From 1978 to 1988, Mr. Morris held a variety of management positions in various manufacturing and financial services businesses at General Electric Corporation, the last of which was Senior Vice President of General Electric Investment Corporation, where he managed General Electric Pension Trust’s private equity portfolio. Mr. Morris received his A.B. from Hamilton College and his M.B.A. from the Amos Tuck School of Business at Dartmouth College.

James A. Conroy has served as a member of our board of directors since October 2000 and is a member of the board’s Compensation Committee. Mr. Conroy has been a partner at Olympus Partners since 1991. Mr. Conroy serves as a director of Club Staffing and Shemin Nurseries Holdings Corp. and has served on the board of directors of numerous other portfolio companies including Eldorado Bancshares, AMN Healthcare, FrontierVision Partners, and American Residential Holding Corporation. Prior to joining Olympus, Mr. Conroy served as a management consultant at Bain & Company, and prior thereto, Mr. Conroy worked at General Electric Investment Corporation. Mr. Conroy received his B.A. from the University of Virginia and his M.B.A. from the Amos Tuck School of Business at Dartmouth College.

Manu Bettegowda has served as a member of our board of directors since October 2000 and is a member of the board’s Corporate Governance and Nominating Committee. Mr. Bettegowda joined Olympus Partners in 1998 and has served as a Vice President at Olympus Partners since 2003. Mr. Bettegowda serves as a director of Homax Holdings, Inc. and Shemin Nurseries Holdings Corp. Prior to joining Olympus, Mr. Bettegowda worked at Bowles Hollowell Conner & Co., where he focused on mergers and acquisitions, leveraged buyouts and refinancings of middle market companies. He received his A.B. from Duke University.

Frank Turner has served as a member of our board of directors since August 2003 and is a member of the board’s Audit and Compensation Committees and, upon the completion of this offering, will be a member of the board’s Corporate Governance and Nominating Committee. Mr. Turner served as Chief Executive Officer of British Midland Aviation Services Limited from 1996 to 1999 as well as a director of British Midland plc from 1997 to 1999. He served as Managing Director of Lucas Aerospace Limited as well as a director of Lucas Industries plc from 1992 to 1995. Prior thereto, Mr. Turner spent 33 years at Rolls-Royce plc during which he was a Main Board Member from 1987 to 1991. Mr. Turner currently serves as Chairman of the Board of Potenza Enterprises Ltd., which provides corporate support through non-executive and advisory board roles. He also serves as Chairman for Potenza Group, Aero Inventory plc, as a non-executive director for SRTechnics Holding, as a director for Mott MacDonald plc and Mettis Group Limited, the former parent company of Mettis, and as an advisor on the aerospace and aviation industry to 3i plc and Star Capital Partners. Over the past 17 years, Mr. Turner has sat on the boards of directors of 13 companies, including among others, Rolls-Royce Inc., Rolls-Royce plc, Allied Steel & Wire plc, Apollo Metals Ltd, Cooper Rolls Inc., International Aero Engines AG and Wagon plc. He received his BSc in mechanical and production engineering from the University of Salford in the United Kingdom and his business education from the International Executive Program at Columbia University.

Francis T. Nusspickel has been a member of our board of directors since December 2004 and is a member of the board’s Audit and Corporate Governance and Nominating Committees. Mr. Nusspickel is a retired audit partner of Arthur Andersen LLP. Mr. Nusspickel spent the majority of his 35 years of public accounting expertise in Arthur Andersen’s Transportation Industry Group and was the worldwide Industry Head for the Ocean Shipping Segment. Mr. Nusspickel is a certified public accountant and currently serves as Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel was a former member of the Council of the American Institute of Certified Public Accountants and a former President of the New York State Society of Certified Public Accountants. Mr. Nusspickel serves as a director for Tsakos Energy Navigation Limited. Mr. Nusspickel received his B.A. from Manhattan College.

Stephen B. Oresman has been a member of our board of directors since December 2004 and is a member of the board’s Audit and Compensation Committees and, upon the completion of this offering, will be a member of the board’s Corporate Governance and Nominating Committee. Since 1991, Mr. Oresman has served as President of Saltash, Ltd., a management consulting firm. From 1988 to 1991, he was a partner and Vice President of The Canaan Group consulting firm. Mr. Oresman’s early career included ten years in the manufacturing sector, including Bausch & Lomb, Inc. and Interlake Steel Corp. Subsequently, Mr. Oresman joined Booz-Allen Hamilton, Inc., where he served various positions, including Managing Officer of the firm’s Eastern Region and Chairman of Booz-Allen Hamilton International. Mr. Oresman later joined BBDO International as President of the firm’s independent marketing companies. Mr. Oresman currently serves as Chairman of the Board of Technology Solutions Company and as a director of numerous conservation and ornithology institutions. Mr. Oresman received his B.A. from Amherst College and his M.B.A. from the Harvard Business School.

Prior to the one year anniversary of the completion of this offering, we intend to recruit to our board additional directors who satisfy the independence requirements of the NYSE, to the extent necessary to comply with the applicable rules and regulations of the SEC and NYSE.

The board of directors has the power to appoint executive officers. Each executive officer will hold office for the term determined by the board of directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal.

Other Key Employees

D. Alec McPherson, Jr. has served as our Vice President and General Manager since 2002. Mr. McPherson joined us in 2001 as General Manager/Vice President of Operations of our PolyVac operating unit. From 1996 to 2001, Mr. McPherson served as President and Chief Operations Officer of Pemco Die Cast Corporation. Prior thereto, he served in various capacities at Allied Signal, including General Manager, Plant Manager and Director of Manufacturing. Mr. McPherson earned his B.S.M.E. from Michigan State University, a M.A. in Industrial Administration and Statistics from Central Michigan University and a M.B.A. from Penn State University. Mr. McPherson has been a member of 360 Associates, Inc., a team of executives that focuses on coaching and consulting, since 2001.

Matthew R. Rudd has served as our Vice President and General Manager since our acquisition of Mettis in June 2003. He previously served in various capacities at Mettis, including Chief Operations Officer of Jet Engineering and UltreXX from 2000 to 2003, Senior Vice President/General Engineering of Jet Engineering from 1996 to 2000, Manager of Program Development/ Engineering Manager of Jet Engineering from 1993 to

1996, Machining & Tooling Operations Manager of Jet Engineering from 1991 to 1993 and Floor Supervisor/CNC Programmer/Machinist of Jet Engineering from 1988 to 1991. Mr. Rudd earned his Associates Degree through Lansing Community College.

Michael W. Curtis has served as our Vice President and General Manager since November 2002. Prior to joining us, Mr. Curtis served as Vice President of Operations for Lightchip, Inc. from May 2000 to 2002, and from 1998 to 2000, Mr. Curtis served as Vice President/General Manager of Communications Products at Thomas & Betts Corporation. From 1994 to 1997, Mr. Curtis was employed at Amphenol Aerospace —Amphenol Corporation, initially as a Business Unit Manager and subsequently as Director of Filter Products. From 1976 through 1994, Mr. Curtis served in various capacities at Hamilton Standard Division of United Technologies Corporation, the last of which was Product Line Manager. Mr. Curtis received his B.S., M.B.A. and M.S. in Engineering Management from Western New England College.

Family Relationships

There are no family relationships between any of the executive officers or directors of the Company.

Board and Committee Composition

Our restated certificate of incorporation provides for a classified board of directors consisting of three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2006 for the Class I directors, 2007 for the Class II directors and 2008 for the Class III directors.

Our board of directors consists of seven members, classified as follows:

•	Our Class I directors are Frank Turner and Stephen B. Oresman.

•	Our Class II directors are Robert S. Morris, James A. Conroy and Manu Bettegowda.

•	Our Class III directors are Brian Moore and Francis T. Nusspickel.

Our board of directors has determined that Mr. Turner, Mr. Nusspickel and Mr. Oresman are independent, as defined under the rules of the NYSE.

Our restated by-laws provide that the authorized number of directors is seven and may be changed by a resolution adopted by at least two-thirds of our directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.

Upon the completion of this offering, we will no longer be a “controlled company” as defined under the rules and regulations of the New York Stock Exchange. In accordance with the requirements of the NYSE and other applicable regulations, within one year from the closing of this offering, our board must be comprised of a majority of directors who are independent as defined under the rules of the NYSE, and our compensation committee and corporate governance and nominating committee each must be comprised entirely of independent directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee. Our audit committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditor’s report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

The members of our audit committee are of Messrs. Nusspickel, Oresman and Turner, each of whom is independent as defined under the rules of the NYSE. Our board has determined that Messrs. Nusspickel and Oresman are “audit committee financial experts” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which is available on our website.

Compensation Committee. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. The members of our compensation committee are Messrs. Turner, Conroy and Oresman. Messrs. Turner and Oresman are independent as defined under the rules of the NYSE.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee’s purpose will be to assist our board by identifying individuals qualified to become members of our board of directors consistent with criteria set by our board and to develop our corporate governance principles. This committee’s responsibilities include: (1) evaluating the composition, size and governance of our board of directors and its committees and make recommendations regarding future planning and the appointment of directors to our committees, (2) establishing a policy for considering stockholder nominees for election to our board of directors, (3) recommending ways to enhance communications and relations with our stockholders, (4) evaluating and recommending candidates for election to our board of directors, (5) overseeing our board of directors performance and self-evaluation process and developing continuing education programs for our directors, (6) reviewing our corporate governance principles and providing recommendations to the board regarding possible changes, and (7) reviewing and monitoring compliance with our code of ethics and our insider trading policy. The members of our corporate governance and nominating committee are Messrs. Bettegowda, Nusspickel and Morris, and, upon completion of this offering, Messrs. Turner and Oresman will be added as members of this committee. Messrs. Nusspickel, Turner and Oresman are independent, as defined under the rules of the NYSE.

Other Committees. Our board of directors may from time to time establish other committees as it deems necessary or appropriate.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is currently an officer or employee of our company. There is no interlocking relationship between any of our executive officers and compensation committee, on the one hand, and the executive officers and compensation committee of any other companies, on the other hand, nor has any such interlocking relationship existed in the past.

Director Compensation

All non-employee directors who are not otherwise affiliated with us or our principal stockholders receive an annual cash payment of $25,000 and received a one-time grant of common stock having a value of $25,000 upon being elected to our board of directors. On February 15, 2005, Messrs. Turner, Nusspickel and Oresman were each granted 1,667 shares of restricted Common Stock pursuant to our 2004 Equity Incentive Plan. The shares vest ratably over a three year period as of December 31 of each year, beginning on December 31, 2005. The chairman of our Audit Committee receives additional annual cash compensation of $20,000. In 2004, Frank Turner received $39,083 in compensation for serving as a member of our board of directors. All directors are reimbursed for their out-of-pocket expenses incurred in connection with such services.

Executive Compensation

The following table sets forth compensation information for fiscal year 2004 for our Chief Executive Officer and our four other most highly compensated executives whose total compensation exceeded $100,000 in such fiscal year. These five officers are referred to as the “named executive officers” in this prospectus.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation Securities Underlying Options(#)	All Other Compensation ($)(4)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)
Brian Moore, President and Chief Executive Officer(1)	2004 2003	320,000 177,779	256,000 88,889	— 32,374	(3)	— 318,480	4,200 —
Fred Hite, Senior Vice President, Chief Financial Officer and Secretary(5)	2004 2003	166,667 —	80,000 —	— —		72,410 —	— —
Andrew Miclot, Senior Vice President, Marketing, Sales & Business Development	2004 2003	200,000 175,000	160,000 142,692	— —		— 26,067	4,058 4,196
D. Darin Martin, Senior Vice President, Quality Assurance/Regulatory Affairs and Chief Compliance Officer	2004 2003	141,000 135,000	112,800 110,077	— —		— —	2,870 3,472
Richard J. Senior, Senior Vice President and General Manager	2004 2003	219,600 100,244	102,742 9,113	— —		— 90,513	17,568 8,020

(1)	The compensation amounts in this table represent compensation for Mr. Moore since June 11, 2003, the date on which he commenced employment with us as our President and Chief Executive Officer. Mr. Moore earned a salary of $142,221 and a bonus of $71,111 from December 29, 2002 through June 10, 2003 as an employee of Mettis.
(2)	In accordance with the rules of the SEC, the other annual compensation disclosed in this table does not include various prerequisites and other personal benefits received by a named executive officer that does not exceed the lesser of $50,000 or 10% of such officers salaries and bonus disclosed in this table.
(3)	Includes $30,000 reimbursement for relocation expenses.
(4)	Represents our matching contributions under our 401(k) plans.
(5)	The compensation amounts in this table represent compensation for Mr. Hite since March 1, 2004, the date on which he commenced employment as our Senior Vice President and Chief Financial Officer.

Option Grants

The following table sets forth information regarding options granted to each of our named executive officers during fiscal year 2004. Potential realizable value is based upon a per share price of $21.05, the last reported sales price of our common stock on December 31, 2004, less the applicable exercise price per share. These assumed 5% and 10% rates of appreciation comply with the rules of the SEC and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. Each of the outstanding options listed below may be exercised only upon the vesting of such options. These options vest ratably over a four year period as of the end of each of our fiscal years during that period. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

Option Grants in Fiscal Year 2004

Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term
Name					5%	10%
Brian Moore	—	—	—	—	—	—
Fred Hite	72,410	100%	$4.83	March 1, 2014	$2,026,933	$3,290,660
Andrew Miclot	—	—	—	—	—	—
D. Darin Martin	—	—	—	—	—	—
Richard J. Senior	—	—	—	—	—	—

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Value

The following table shows information concerning the number and value of unexercised options held by each of our named executive officers at January 1, 2005. The fiscal year-end value of unexercised in-the-money options listed below has been calculated based on per share price of $21.05, the last reported sales price of our common stock on December 31, 2004, less the applicable exercise price per share, multiplied by the number of shares underlying such options. Our named executive officers did not exercise any stock options during fiscal year 2004.

Aggregated Fiscal Year 2004 Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options		Value of Unexercised in- the-Money Options
			Exercisable	Unexercisable	Exercisable	Unexercisable
Brian Moore	—	—	159,240	159,240	$2,867,921	$2,867,921
Fred Hite	—	—	18,103	54,308	293,623	880,868
Andrew Miclot	—	—	13,034	13,034	234,742	234,742
D. Darin Martin	—	—	—	—	—	—
Richard J. Senior.	—	—	45,256	45,256	815,070	815,070

Employment Agreements

In June 2003, we entered into an employment agreement with Brian Moore to serve as our President and Chief Executive Officer and a member of our board of directors until June 11, 2006, subject to a one year automatic renewal. Mr. Moore’s current annual salary is $350,000, subject to annual review and potential increase by our board of directors. In addition, Mr. Moore is eligible to receive an annual cash bonus, based upon the satisfaction of certain performance criteria. Pursuant to a recent board of directors decision, this bonus may be up to 80% of his annual salary. Pursuant to the agreement, Mr. Moore was reimbursed for up to $30,000 of moving and related expenses in connection with his relocation to Warsaw, Indiana. If Mr. Moore’s employment is terminated by us without “cause,” or by Mr. Moore for “good reason” (as those terms are defined in his agreement) during the employment term, then Mr. Moore will be entitled to continue to receive his base salary for twelve months after the date of such termination. He will also be entitled to receive a pro rata portion of his performance bonus for the year in which such termination occurs. Mr. Moore has agreed not to compete with us during the term of his employment and for 24 months following termination.

In June, 2003, we entered into an employment agreement with Richard J. Senior to serve as the managing director of Thornton Precision Components Ltd. for a continuous period, subject to twelve months prior notice of termination. Pursuant to his contract, Mr. Senior also serves as the Senior Vice President and General Manager, Europe of Symmetry Medical Inc. If Mr. Senior’s employment is terminated by us with less than twelve months prior notice, Mr. Senior is entitled to receive a payment equal to his base salary and benefits for 12 months, or the unexpired portion of the notice period, if less. Mr. Senior’s current annual salary is £130,000, subject to annual review in April of each year. In addition, Mr. Senior is eligible to receive an annual cash bonus of up to 50% of his base salary, which amount will be determined by our board of directors. Mr. Senior has agreed not to compete with us during the term of his employment and for 6 months following termination.

In January 2004, we and Fred Hite signed an offer letter outlining the terms of employment for Mr. Hite as our Chief Financial Officer commencing on March 1, 2004. Mr. Hite’s current annual salary is $200,000, subject to annual review. In addition, Mr. Hite will receive an annual bonus, based upon the satisfaction of certain performance criteria, of up to 80% of his annual salary. If Mr. Hite’s employment terminates in the event of our sale, he will be entitled to continue to receive his base salary for 12 months after the date of such termination and he will be entitled to receive an average of 12 months bonus. Mr. Hite was granted 72,410 stock options at $4.83 per share under the 2003 Stock Option Plan. Pursuant to the terms of the offer letter, the benefits of these options are capped under certain circumstances.

2005 Bonus Plan

On April 28, 2005, our board of directors adopted the following cash bonus plan for fiscal year 2005 in which our executive officers will participate, which sets forth the possible bonuses that may be earned as a percentage of gross pay upon satisfaction by us (except in the case of Richard J. Senior, whose bonus is dependent upon satisfaction by our European consolidated subsidiaries) of financial targets for the performance criteria set forth below:

Name and Position	Annual performance is between 15% below plan budget and plan budget				Bonus for achievement of tasks specified by Board	Annual performance is between plan budget and 10% above plan budget					Current Salary
	Sales	Net Operating Income	Cash	Total		Sales	Net Operating Income	Cash	Total	Maximum Possible Bonus
Brian Moore	—	50%	—	50%	—	—	30%	—	30%	80%	$350,000
Fred Hite	—	35%	10%	45%	5%	—	20%	10%	30%	80%	$200,000
Andrew Miclot	10%	30%	5%	45%	5%	—	25%	5%	30%	80%	$220,000
D. Darin Martin	—	40%	—	40%	10%	—	30%	—	30%	80%	$150,000
Richard J. Senior	—	20%	5%	25%	5%	—	15%	5%	20%	50%	£130,000

Stock Option and Stock Purchase Plans

2002 Stock Option Plan

The 2002 Stock Option Plan provides for the grant of nonqualified stock options to our directors, officers and employees and other persons who provide services to us. A total of 52,135 shares of common stock are reserved for issuance under this plan. Options for 52,135 shares of common stock have been granted to three of our employees, none of whom is a named executive officer. On March 28, 2005, we registered on Form S-8 under the Securities Act of 1933 a total of 52,135 shares of our common stock that may be issued under this plan. These options vest ratably over a four year period as of the end of each of our fiscal years during that period, subject to us achieving certain minimum EBITDA targets in each fiscal year, and, if those targets are not met, on the seventh anniversary of the grant date so long as the optionee is still an employee. Options granted under the 2002 Stock Option Plan are generally not transferable by the optionee, and such options must be exercised within 30 days after the end of an optionee’s status as an employee, director or consultant of ours (other than a termination by us for cause, as defined in the 2002 Stock Option Plan), within 180 days after such optionee’s termination by death or disability, or within 90 days after such optionee’s retirement, but in no event later than the expiration of the option term. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant. The term of all options granted under the 2002 Stock Option Plan may not exceed ten years.

2003 Stock Option Plan

The 2003 Stock Option Plan provides for the grant of nonqualified stock options to our directors, officers and employees and other persons who provide services to us. A total of 907,167 shares of common stock are reserved for issuance under this plan. Options for 813,034 shares of common stock have been granted to certain of our employees, including three of the named executive officers as described above. On March 28, 2005, we registered on Form S-8 under the Securities Act of 1933 a total of 778,820 shares of our common stock that may be issued under this plan. These options vest ratably over a four year period as of the end of each of our fiscal years during that period. Options granted under the 2003 Stock Option Plan are generally not transferable by the optionee, and such options must be exercised within 30 days after the end of an optionee’s status as an employee, director or consultant of ours (other than a termination by us for cause, as defined in the 2003 Stock Option Plan), within 180 days after such optionee’s termination by death or disability, or within 90 days after such optionee’s retirement, but in no event later than the expiration of the option term. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant. The term of all options granted under the 2003 Stock Option Plan may not exceed ten years.

2004 Equity Incentive Plan

General. The 2004 Incentive Plan is designed to enable us to attract, retain and motivate our directors, officers, employees and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company. The following description of the 2004 Incentive Plan is a summary and is therefore qualified in its entirety by reference to the complete text of the 2004 Incentive Plan.

Administration. The 2004 Incentive Plan is administered by the compensation committee of our board of directors. Our board may, however, at any time resolve to administer the 2004 Incentive Plan. Subject to the specific provisions of the 2004 Incentive Plan, the compensation committee is authorized to select persons to participate in the 2004 Incentive Plan, determine the form and substance of grants made under the 2004 Incentive Plan to each participant, modify the terms of grants made under the 2004 Incentive Plan, and otherwise make all determinations for the administration of the 2004 Incentive Plan.

Participation. Individuals eligible to participate in the 2004 Incentive Plan are directors (including non-employee directors), officers (including non-employee officers) and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.

Type of Award. The 2004 Incentive Plan provides for the issuance of stock options, stock appreciation rights (“SARs”), restricted stock, deferred stock, dividend equivalents, other stock-based awards and performance awards. Performance awards will be based on the achievement of one or more business or personal criteria or goals, as determined by the compensation committee.

Available Shares. An aggregate of 1,673,333 shares of our common stock are reserved for issuance under the 2004 Incentive Plan, subject to certain adjustments reflecting changes in our capitalization. On May 16, 2005, we granted 39,492 shares of restricted common stock to certain of our officers and employees pursuant to our 2004 Equity Incentive Plan, including 10,000 shares to Brian Moore, our President and Chief Executive Officer, 2,000 shares to Fred Hite, our Senior Vice President, Chief Financial Officer and Secretary, 2,000 shares to Andrew Miclot, our Senior Vice President, Marketing, Sales & Business Development and 1,600 shares to

D. Darin Martin, our Senior Vice President, Quality Assurance/Regulatory Affairs and Chief Compliance Officer. On March 28, 2005, we registered on Form S-8 under the Securities Act of 1933 a total of 1,673,333 shares of our common stock that may be issued under this plan. If any grant under the 2004 Incentive Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the 2004 Incentive Plan. The 2004 Incentive Plan provides that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of 15% of the total number of shares authorized for issuance under the 2004 Incentive Plan.

Option Grants. Options granted under the 2004 Incentive Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or non-qualified stock options, as the compensation committee may determine. Incentive stock options may only be granted to our employees. The exercise price per share for each option will be established by the compensation committee, except that the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.

Terms of Options. The term during which each option may be exercised will be determined by the compensation committee, but if required by the Code and except as otherwise provided in the 2004 Incentive Plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee will determine the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares covered by such outstanding option. If required by the Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our equity incentive plans may not exceed $100,000.

Stock Appreciation Rights. SARs entitle a participant to receive shares of our common stock with a value equal to the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The grant price and the term of a SAR will be determined by the compensation committee, provided that (1) the exercise price of a SAR may never be less than the fair market value of a shares of our common stock on the date the SAR is granted, (2) our common stock is traded on an established securities market, (3) only shares of our common stock may be delivered in settlement of the right upon exercise and (4) the SAR does not include any feature for the deferral of compensation other than the deferral of recognition of income until exercise of the SAR.

Termination of Options and SARs. Unless otherwise determined by the compensation committee, and subject to certain exemptions and conditions, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for us for any reason other than death, disability, retirement or termination for cause, all of the participant’s options and SARs that were exercisable on the date of such cessation will remain exercisable for, and will otherwise terminate at the end of, a period of 90 days after the date of such cessation, but in no event after the expiration date of the options or SARs; provided that the participant does not compete with us during such 90-day period without the written consent of the board of directors or compensation committee. In the case of death or disability, but in no event after the expiration date of the options or SARs, all of the participant’s options and SARs that were exercisable on the date of such death or disability will remain so for a period of 180 days from the date of such death or disability; provided that the participant does not compete with us during such 180-day period without the written consent of the board of directors or compensation committee. In the case of retirement, all of the participant’s options and SARs that were exercisable on the date of retirement will remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of retirement, but in no event after the expiration date of the options or SARs; provided that the participant does not compete with us during such 90-day period without the written consent of the board of directors or compensation committee. In the case of a termination for cause, or if a participant does not become a director, officer or employee of, or does not begin performing other services for us for any reason, all of the participant’s options and SARs will expire and be forfeited immediately upon such cessation or non-commencement, whether or not then exercisable.

Restricted Stock and Restricted Stock Units. Restricted stock is a grant of shares of our common stock that may not be sold or disposed of, and that may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period set by the compensation committee. A participant granted restricted stock generally has all of the rights of a stockholder, unless the compensation committee determines otherwise. An award of a restricted stock unit confers upon a participant the right to receive shares of our common stock at the end of a vesting period set by the compensation committee, unless the participant elects in a timely fashion to defer the receipt of shares with respect to the restricted stock unit, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of the vesting or deferral period. Prior to settlement, an award of a restricted stock unit carries no voting or dividend rights or other rights associated with share ownership, although the participant shall have the right to receive accumulated dividends on distributions with respect to the corresponding number of shares of our common stock underlying the unit at the end of the vesting or deferral period.

Dividend Equivalents. Dividend equivalents confer the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards or other property equal in value to dividends paid on a specific number of shares of our common stock. Dividend equivalents may be granted alone or in connection with another award, and may be paid currently or on a deferred basis. If deferred, dividend equivalents may be deemed to have been reinvested in additional shares of our common stock.

Other Stock-Based Awards. The compensation committee is authorized to grant other awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock, under the 2004 Incentive Plan. These awards may include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon our performance as a company or any other factors designated by the compensation committee. The compensation committee will determine the terms and conditions of these awards.

Performance Awards. The compensation committee may subject a participant’s right to exercise or receive a grant or settlement of an award, and the timing of the grant or settlement, to performance conditions specified by the compensation committee. Performance awards may be granted under the 2004 Incentive Plan in a manner that results in their qualifying as performance-based compensation exempt from the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code for compensation in excess of $1,000,000 paid to our chief executive officer and our four highest compensated officers. The compensation committee will determine performance award terms, including the required levels of performance with respect to particular business criteria, the corresponding amounts payable upon achievement of those levels of performance, termination and forfeiture provisions and the form of settlement. In granting performance awards, the compensation committee may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more business criteria. Business criteria might include, for example, total stockholder return, net income, pretax earnings, EBITDA, earnings per share, or return on investment.

Amendment of Outstanding Awards and Amendment/Termination of Plan. The board of directors or the compensation committee generally will have the power and authority to amend or terminate the 2004 Incentive Plan at any time without approval from our stockholders. The compensation committee generally will have the authority to amend the terms of any outstanding award under the plan, subject to certain limitations set forth in the plan, at any time without approval from our stockholders. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Code, under provisions of Section 422 of the Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board or the compensation committee, the 2004 Incentive Plan will terminate on the tenth anniversary of its adoption. No termination of the 2004 Incentive Plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives theretofore granted under the 2004 Incentive Plan.

Transfer of Awards. Unless the compensation committee determines otherwise or unless a transfer meets certain requirements set forth in the 2004 Incentive Plan, no award granted under the 2004 Incentive Plan may be transferred by a participant. In the event an award is transferred in accordance with the requirements of the 2004 Incentive Plan, all provisions of the 2004 Incentive Plan will continue to apply to such award and the transferee of such award shall be bound thereby.

Change of Control. Unless otherwise determined by the compensation committee, if certain events occur which constitute a change of control of the Company as defined in the plan and a participant’s employment or service as a director, officer or employee is terminated within 12 months thereafter without cause, by reason of death, disability or retirement, or by the participant after certain changes in the nature of that participant’s employment or failure by the Company to fulfill their obligations towards the participant: (i) any awards carrying a right to exercise that was not previously vested and exercisable shall be fully vested and exerciseable for 180 days after the date of such termination and (ii) with respect to other awards, any restrictions, deferrals of settlement or other conditions, with certain exceptions, will be deemed lapsed and such awards deemed fully vested and (iii) the performance goals and conditions relating to any performance awards, in the discretion of the committee, shall be deemed met as of the date of the change in control. In the event of a merger or consolidation in which our capital stock outstanding immediately prior thereto does not represent 50% of the outstanding capital stock of the surviving entity, the compensation committee may cancel any or all outstanding options under the 2004 Incentive Plan in consideration for payment to the holders of those options the net consideration they would have received in such transaction if their options had been fully exercised immediately prior thereto.

2004 Employee Stock Purchase Plan

General. The purpose of the plan is to provide an incentive for our employees (and employees of our subsidiaries designated by our board of directors) to purchase our common stock and acquire a proprietary interest in us. The following description of the 2004 Stock Purchase Plan is a summary and is therefore qualified in its entirety by reference to the complete text of the 2004 Stock Purchase Plan.

Administration. A committee designated by our board administers the plan. The plan vests the committee with the authority to interpret the plan, to prescribe, amend, and rescind rules and regulations relating to the plan, and to make all other determinations necessary or advisable for the administration of the plan, although our board of directors may exercise any such authority in lieu of the committee. In all cases, the plan will be required to be administered in such a manner as to comply with applicable requirements of Rule 16b-3 of the Exchange Act, and Section 423 of the Code.

Eligibility and Participation. Each person who was employed either by us or by one of our designated subsidiaries on December 8, 2004 and was expected on a regularly-scheduled basis to work more than 30 hours per week for more than ten months per calendar year, automatically was enrolled in the plan. Persons who subsequently are employed by us or one of our designated subsidiaries are eligible once they have completed three months of service or are an employee as of an offering date of an exercise period, provided they are expected on a regularly-scheduled basis to work more than 30 hours per week for more than ten months per calendar year.

Options to Purchase/Purchase of Shares. Each participant is granted an option to purchase shares of our common stock at the beginning of each 6-month “offering period” under the plan, on each “exercise date,” during the offering period. Exercise dates occur on the last date on which the NYSE is open for trading prior to each June 30 and December 31. Participants purchase the shares of our common stock through after-tax payroll deductions, not to exceed 10% of the participant’s total base salary on each payroll date. No participant may purchase more than 750 shares of common stock on any one exercise date, or more than $25,000 of common stock in any one calendar year. The purchase price for each share is 95% of the fair market value of such share on the exercise date. If a participant’s employment with us or one of our designated subsidiaries terminates, any outstanding option of that participant also will terminate.

Share Reserve. A total of 600,000 shares of our common stock are reserved for issuance over the term of the plan. On June 30, 2005, 50,436 shares of our common stock were purchased by the participants in the plan at a price of $12.75 per share. The total amount of shares of our common stock reserved for issuance under the plan will be increased each year by the lowest of 100,000 shares beginning in fiscal year 2006, 1% of all shares outstanding at the end of the previous year, or a lower amount determined by our board. If any option to purchase reserved shares is not exercised by a participant for any reason or if the option terminates, the shares that were not purchased again become available under the plan. On March 28, 2005, we registered on Form S-8 under the Securities Act of 1933 a total of 600,000 shares of our common stock that may be issued under this plan. The number of shares available under the plan also is subject to periodic adjustment for changes in the outstanding common stock occasioned by stock splits, stock dividends, recapitalizations or other similar changes affecting our outstanding common stock.

Amendment and Termination. Our board or the committee administering the plan generally has the power and authority to amend the plan from time to time in any respect without the approval of our stockholders. However, no amendment becomes effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulation, including Rule 16b-3 under the Exchange Act, Section 423 of the Code, or any listing requirement of the principal stock exchange on which our common stock is then listed. Additionally, no amendment may make any change to an option already granted that adversely affects the rights of any participant. The plan will terminate at the earliest of the tenth anniversary of its implementation, the time when there are no remaining reserved shares available for purchase under the plan, or an earlier time that our board may determine.

Change of Control. In the event of a proposed sale of all or substantially all of our assets, or the merger with or into another corporation, each option under the plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the compensation committee determines, in lieu of such assumption or substitution, to set a new exercise date upon 10 days prior notice, in which case each participant’s options will be automatically exercised on the new exercise date unless the participant has withdrawn from the plan prior thereto.

401(k) Plans

We sponsor two qualified employee savings and retirement plans, or 401(k) plans, that cover most of our employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plans, eligible employees may elect to contribute up to a maximum amount equal to 25% of their annual compensation up to a statutorily prescribed annual limit. We may also elect to make profit-sharing contributions and a matching contribution to the 401(k) plans in an amount equal to a discretional percentage of the employee contributions, subject to certain statutory limitations and vesting requirements. We announce annually the amount of funds which we will match. Our expenses related to these plans amounted to approximately $0.9 million, $0.7 million and $0.5 million in fiscal years 2004, 2003 and 2002, respectively. On March 28, 2005 we registered on Form S-8 a total of 300,000 shares of our common stock that may be acquired in connection with employee directed investment in our common stock under our 401(k) plans.

Director and Officer Indemnification and Limitation on Liability

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Company, or service, while a director or officer of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent permitted by applicable law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer, employee or agent of the Company or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2002, we have not engaged in any transactions involving amounts in excess of $60,000 with any of our executive officers, directors, or holders of more than five percent of our outstanding voting securities, other than the transactions set forth below.

Repurchase of Preferred Stock, Subordinated Debt and Preferred Stock Warrants

In December 2004, we used approximately $23.3 million of the net proceeds from our initial public offering to fund the repurchase of a portion of our outstanding preferred stock and warrants to purchase preferred stock. The following table sets forth the number of shares of preferred stock and warrants to purchase preferred stock purchased by us from certain of our directors, executive officers and security holders who beneficially own more than five percent of any class of our voting securities:

Name	Aggregate Number of Shares of Preferred Stock and Warrants to Purchase Preferred Stock	Aggregate Purchase Price
Mettis Group Limited	1,883.04	$2,088,143
Olympus/Symmetry Holdings LLC	15,389.15	$18,877,935
Olympus Growth Fund III, L.P.	120.01	$133,076
Olympus Growth Co-Investment Fund III, L.P.	20.78	$23,041
Olympus Executive Fund	1.15	$1,279
Windjammer Mezzanine & Equity Fund II, L.P.	982.52	$1,089,539
Brian Moore	18.83	$20,728
Andrew Miclot	35.15	$47,263
D. Darin Martin	24.77	$33,063
Richard J. Senior	9.42	$10,364
Potenza Enterprises (owned by Frank Turner, a Director)	18.83	$20,728

The per share purchase price for each share of preferred stock or warrant to purchase preferred stock to be repurchased by us was equal to the liquidation value of the preferred stock of $1,000 per share plus all accumulated and unpaid dividends through the repurchase date minus, in the case of the preferred stock warrants, the exercise price thereof of $.01 per share. All of the shares of the preferred stock being repurchased by us were initially sold to the holders thereof at a price of $1,000 per share and all preferred stock warrants were issued in connection with our sale of our 12.0% senior subordinated notes.

All of our outstanding shares of preferred stock and preferred stock warrants not repurchased were converted into shares of common stock or warrants to purchase our common stock upon the completion of our initial public offering. Each share of preferred stock not repurchased was converted into that number of shares of our common stock determined by dividing its liquidation value of $1,000 per share plus all accumulated and unpaid dividends through the conversion date by $12.75, which represented 85% of the initial public offering price.

In addition, we used approximately $36.4 million of the net proceeds from our initial public offering to repurchase all of our outstanding subordinated debt, including an aggregate of $8.0 million of subordinated indebtedness held by Olympus Growth Fund III, L.P., Olympus Growth Co-Investment Fund III, L.P. and Olympus Executive Fund.

In the aggregate, Olympus and its affiliates received approximately $27.0 million of the net proceeds from our initial public offering.

Issuances of Common Stock and Preferred Stock

The following table summarizes the issuances of our common stock, Class A preferred stock and Class B preferred stock, since January 1, 2002, to our directors, executive officers and security holders who beneficially own more than five percent of any class of our voting securities, the purchase price or market value on the date of issuance of which exceeds $60,000.

Name	Type of Shares	Number of Shares		Aggregate Purchase Price or Market Value		Date of Issuance
Olympus/Symmetry Holdings LLC(1)	Common Class A preferred Class B preferred	6,334,391 43,678 3,033		$ $ $	19,271,736 43,678,314 3,033,402	06/11/03 06/11/03 2/22/02 – 4/15/02
Brian Moore (President, Chief Executive Officer and Director)	Common Class A preferred	10,000 104	(2)	$ $	197,500 104,079	05/16/05 06/11/03
Potenza Enterprises (owned by Frank Turner, a Director)	Common Class A preferred	15,097 104		$ $	45,922 104,079	07/15/03 07/15/03

(1)	A limited liability company controlled by the Olympus funds. Olympus Growth Fund III, L.P., Olympus Growth Co-Investment Fund III, L.P. and Olympus Executive Fund are investors in Olympus/Symmetry Holdings LLC.
(2)	Consists of restricted stock issued pursuant to our 2004 Equity Incentive Plan. Shares vest on the last day of fiscal year 2008, if Mr. Moore remains an employee through such date and if we achieve certain financial targets.

In each case, the purchase price per share of common stock and preferred stock was based on our determination of the fair market value on the respective purchase dates.

Sale of Senior Subordinated Notes and Warrants

On June 11, 2003, we borrowed an aggregate of $36.0 million through the issuance of senior subordinated notes bearing interest at 12% per annum and warrants to purchase an aggregate of 585,377 shares of our common stock at a purchase price of $0.01 per share and warrants to purchase an aggregate of 3,530 shares of our Class A preferred stock at a purchase price of $0.01 per share. Each purchaser of our senior subordinated notes received a fee equal to 1% of the principal amount of the senior subordinated notes purchased by such party. We used these proceeds to fund a portion of the purchase price for Mettis.

The purchasers of our senior subordinated notes and warrants to purchase common stock and Class A preferred stock included the following stockholders who beneficially own or are affiliated with stockholders who beneficially own more than five percent of any class of our voting securities:

Five Percent Stockholder	Principal Amount of Senior Subordinated Notes	Shares of Common Stock Underlying Warrants	Shares of Class A Preferred Stock Underlying Warrants
Olympus Growth Fund III, L.P.	$6,763,882	109,983	663
Olympus Growth Co-Investment Fund III, L.P.	1,171,118	19,043	115
Olympus Executive Fund	65,000	1,057	6
Windjammer Mezzanine & Equity Fund II, L.P.	20,000,000	325,207	1,961

Total	$28,000,000	455,290	2,745

We used $36.4 million of the proceeds of our initial public offering to repurchase all of our senior subordinated notes.

Transaction Fee Agreement

Pursuant to the terms of an amended and restated transaction fee agreement, dated June 11, 2003, Olympus Advisory Partners, Inc. agreed to provide financial and management consulting services to us. This transaction fee agreement was for an initial term of five years, automatically renewable after five years on a year-to-year basis unless either party gives 30 days’ prior written notice to the other party of its intent to terminate the agreement. We paid Olympus Advisory Partners approximately $375,000, $375,000 and $250,000 for services rendered under this agreement in fiscal years 2004, 2003 and 2002, respectively. This agreement was terminated in connection with our initial public offering.

In addition, Olympus Advisory Partners, Inc. received a fee, including expense reimbursement, upon consummation of the acquisition of Mettis of approximately $1.6 million for services provided in structuring, negotiating and financing that transaction.

Financial Advisory Fee

We paid $2.0 million to Olympus Advisory Partners, Inc. as compensation for financial advisory services rendered by Olympus Advisory Partners, Inc. to us in connection with our initial public offering. Such financial advisory services included extensive analysis of the offering as compared to other strategic alternatives, evaluation and selection of the managing underwriters for the offering, structural advice as to the proposed terms of the offering, assistance in the preparation of the offering-related documentation and assistance in the structuring, preparation and negotiation of the terms of our new senior credit facility.

Repurchase of Capital Stock from Former Executive Officers

Pursuant to the terms of a stock purchase agreement, dated as of June 11, 2003, we repurchased all of the common stock and Class A preferred stock held by certain former executive officers, including John B. Byrd III (former President and Chief Executive Officer) and his transferees, and James G. Hoffman (former Vice President and Chief Financial Officer). The purchase price for each share of common stock was $3.04 and the purchase price for each share of Class A preferred stock was $1,000 plus the accrued but unpaid dividends on such shares for an aggregate purchase price of $1,456,961 for Mr. Byrd and his transferees and $287,079 for Mr. Hoffman.

Exchange of Class B Preferred Stock

Pursuant to the terms of an exchange agreement, dated as of June 11, 2003, we exchanged all of our outstanding 3,042 shares of Class B preferred stock for an aggregate of 383,852 shares of our common stock and 2,647 shares of our Class A preferred stock. Olympus/Symmetry Holdings LLC exchanged 3,033 shares of Class B preferred stock for 382,795 shares of our common stock and 2,640 shares of our Class A preferred stock. In such exchange, the aggregate liquidation value of the Class B preferred stock plus the aggregate accrued but unpaid dividends thereon were allocated 30.61433% to common stock and 69.38567% to Class A preferred stock (the same allocation as applied to the capital contributions by the investors who provided the equity portion of the funding for the acquisition of Mettis) with each share of common stock valued at $3.04 and each share of Class A preferred stock valued at $1,000.00 (the same value as paid by the investors who provided the equity portion of the funding for the acquisition of Mettis). We implemented the exchange in order to eliminate our Class B preferred stock and create a more appropriate capital structure.

Stockholders Agreement

On October 18, 2000, we and all our stockholders entered into a stockholders agreement, as amended or modified from time to time. All of our stockholders who acquired our common stock prior to our initial public offering are parties to the stockholders agreement. The agreement provides that the holders of a majority of our stock held by the stockholders party to the agreement may request, at any time, an unlimited number of registrations of all or any portion of their stock on Form S-1 or any similar long-form registration statement or, if available, an unlimited number of registrations of all or any portion of their stock on Form S-2 or S-3 or any similar short-form registration statement, each at our expense except for underwriting discounts and commissions related to selling stockholders’ shares. The agreement also grants to the parties thereto piggyback registration rights with respect to all registrations by us and we will pay the expenses related to such piggyback registrations, excluding underwriting discounts and commissions related to selling stockholders’ shares. Pursuant to an amendment to this agreement executed in connection with our initial public offering, the piggyback registration rights were not applicable to our initial public offering. The shares of the selling stockholders being sold in this offering are being included as a result of the exercise of piggyback rights under the stockholders agreement by such selling stockholders. The agreement also restricts the rights of holders of shares to make a public sale or distribution of such shares for the seven days prior to and the 180 day period beginning on the effective date of any piggyback registration, unless the underwriters of such offering otherwise agree. The agreement also provides that a representative of Windjammer Mezzanine & Equity Fund II, L.P. has the right to attend all board meetings as an observer and has the right to inspect our books, records and facilities.

Other Related-Party Transactions

During fiscal year 2004, we purchased contract manufacturing services totaling approximately $1.0 million from ADS Precision Limited, a company controlled by a relative of Mr. Richard J. Senior, a Senior Vice President and General Manager of our European Operations. We maintain an ongoing relationship with this vendor and believe all transactions have been executed on an arms-length basis. As of April 2, 2005, we had a payable to ADS Precision Limited of approximately $0.1 million.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information with respect to the beneficial ownership of our common stock as of July 1, 2005 and the anticipated beneficial ownership of our common stock following this offering by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common stock;

•	the selling stockholders;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Each stockholder’s percentage ownership before the offering is based on 33,416,098 shares of our common stock outstanding as of July 1, 2005. Each stockholder’s percentage ownership after the offering is based on 34,366,113 shares of our common stock outstanding immediately after the completion of this offering. The selling stockholders have granted the underwriters an option to purchase up to 1,500,000 additional shares of our common stock, and the table below assumes no exercise of that option. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from the selling stockholders in approximately the same proportions as the shares to be sold in this offering shown in the table below.

	Shares Beneficially Owned Before this Offering(1)		Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	%	Number	Number	%
Five Percent Stockholders:
Olympus Partners Fund(2)	20,084,800	59.8%	6,997,282	13,087,518	37.9%
3i Investments plc(3)	2,262,155	6.8%	855,748	1,406,407	4.1%

Directors and Executive Officers:
Brian Moore(4)	191,806	*	97,566	94,240	*
Fred Hite(5)	20,853	*	18,102	2,751	*
D. Darin Martin(6)	111,604	*	38,856	72,748	*
Andrew Miclot(7)	139,760	*	53,215	86,545	*
Richard J. Senior(8)	56,539	*	38,508	18,031	*
Robert S. Morris(2)	20,084,800	59.8%	6,997,282	13,087,518	37.9%
James A. Conroy(2)	20,084,800	59.8%	6,997,282	13,087,518	37.9%
Manu Bettegowda(2)	20,084,800	59.8%	6,997,282	13,087,518	37.9%
Frank Turner(9)	24,233	*	—	24,233	*
Francis M. Nusspickel(10)	1,667	*	—	1,667	*
Stephen B. Oresman(11)	1,667	*	—	1,667	*
All directors and executive officers as a group (11 persons)(12)	20,630,843	61.0%	7,243,529	13,387,314	38.7%

Other Selling Stockholders:
Windjammer Mezzanine & Equity Fund II, L.P.(13)	1,221,113	3.7%	923,860	297,253	*
RBS Equity Corporation	290,922	*	220,105	70,817	*
Antares Capital Corporation(14)	46,706	*	35,336	11,370	*
CIT Lending Services Corporation	75,405	*	28,525	46,880	*
Matthew Bell(15)	4,373	*	3,024	1,349	*
John Birkett	18,826	*	7,122	11,704	*
Steffan Burns	52,723	*	19,945	32,778	*
Chris Carney(16)	8,615	*	1,700	6,915	*
Lee Crowe(17)	20,988	*	7,160	13,828	*
Mike Curtis(18)	15,019	*	9,700	5,319	*
Max Elder	1,860	*	377	1,483	*
William Flanagan	1,508	*	570	938	*
Kevin A. Haines(19)	15,104	*	7,425	7,679	*
Roger Hand(20)	68,054	*	25,744	42,310	*

	Shares Beneficially Owned Before this Offering(1)		Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	%	Number	Number	%
Kevin Hayes(21)	19,126	*	6,000	13,126	*
Steve Hinora(22)	19,506	*	4,000	15,506	*
William Hough, Jr.(23)	25,963	*	5,000	20,963	*
Brian Leyrer(24)	17,735	*	10,270	7,465	*
Donald McPherson, Jr.(25)	47,047	*	23,769	23,278	*
Frank Milne(26)	9,224	*	3,863	5,361	*
Reese Myers(27)	19,066	*	5,000	14,066	*
Sibyl Nelson(28)	4,785	*	1,810	2,975	*
Barry Parker(29)	20,026	*	7,576	12,450	*
Richard Riel	70,200	*	5,200	65,000	*
Brian Salyer	27,233	*	9,532	17,701	*
Paul Salyer	27,378	*	10,357	17,021	*
Linda Scalet(30)	2,019	*	500	1,519	*
Dean Trippiedi(31)	20,496	*	7,576	12,920	*
Timothy Wood(32)	25,900	*	9,679	16,221	*

*	Less than one percent.
(1)	Beneficial ownership is based on information furnished by the individuals or entities. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options and warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from July 1, 2005 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.
(2)	Consists of 19,897,975 shares beneficially owned directly by Olympus/Symmetry Holdings LLC, 157,958 shares beneficially owned directly by Olympus Growth Fund III, L.P., that are issuable upon exercise of currently exercisable warrants, 27,349 shares beneficially owned directly by Olympus Growth Co-Investment Fund III, L.P. that are issuable upon exercise of currently exercisable warrants, and 1,518 shares beneficially owned directly by Olympus Executive Fund, L.P. that are issuable upon exercise of currently exercisable warrants. The shares to be sold in this offering by the Olympus funds consist of 6,937,528 shares to be sold by Olympus/Symmetry Holdings LLC and 59,754 shares to be sold by Olympus Growth Fund III, L.P. upon exercise of 59,754 warrants. The shares beneficially owned directly by Olympus/Symmetry Holdings LLC are beneficially owned indirectly by Olympus Growth Fund III, L.P., its Managing Member. The shares beneficially owned, both directly and indirectly, by Olympus Growth Fund III, L.P. and by Olympus Growth Co-Investment Fund III, L.P. are beneficially owned indirectly by OGP III, LLC, the General Partner of each; by RSM, LLC, the Managing Member of OGP III, LLC; and by Mr. Robert S. Morris, the Managing Member of RSM, LLC. The shares beneficially owned directly by Olympus Executive Fund, L.P. are beneficially owned indirectly by OEF, L.P., its General Partner; by RSM, LLC, a General Partner of OEF, L.P.; and by Mr. Morris, the Managing Partner of OEF, L.P. through his capacity as Managing Member of RSM, LLC.
Mr. Morris, a member of our board of directors, is the managing partner of Olympus Partners and the Managing Member of RSM, LLC, and, in such capacities, has voting and investment power with respect to all shares held by the Olympus funds and has a pecuniary interest in certain of those shares. Mr. James A. Conroy, a member of our board of directors, is a partner of Olympus Partners, and, as a result, has a pecuniary interest in certain of the shares held by the Olympus funds. Mr. Manu Bettegowda, a member of our board of directors, is a vice president of Olympus Partners, and, as a result, has a pecuniary interest in certain of the shares held by the Olympus funds.
Each of Messrs. Morris, Conroy and Bettegowda disclaims beneficial ownership of the shares owned by these entities, except to the extent of his proportionate pecuniary interest therein. The address for Olympus Partners and the Olympus funds is Metro Center, One Station Place, Stamford, Connecticut, 06902.
Immediately following the earlier of the exercise of the option to purchase additional shares granted to the underwriters or 30 days after the date of this prospectus, Olympus/Symmetry Holdings LLC intends to distribute all of the shares of our common stock then held by it, without any additional consideration, on a pro rata basis to its members, including Olympus Growth Fund III, L.P., Olympus Growth Co-Investment Fund III, L.P. and Olympus Executive Fund, L.P. In turn, immediately following that distribution, Olympus Growth Co-Investment Fund III, L.P. intends to distribute all of the outstanding shares of our common stock then held by it, without any additional consideration, on a pro rata basis to its partners, including its general partner OGP III, LLC. OGP III, LLC is also the general partner of Olympus Growth Fund III, L.P., which is the managing member of Olympus/Symmetry Holdings LLC, and the receipt of such shares by OGP III, LLC represents a mere change in form of beneficial ownership. Following all such distributions, assuming no exercise of the underwriters’ option to purchase additional shares, entities and individuals affiliated with the Olympus funds will beneficially own 11,963,676 shares of our common stock.
(3)	Represents shares issued to Mettis Group Limited in connection with our acquisition of Mettis (UK) Limited, which were subsequently sold by Mettis Group Limited to three investment funds managed by 3i Investments plc: Mayflower LP, 3i Parallel Ventures LP, and 3i UKIP LP. 3i Investments plc, an indirect, wholly owned subsidiary of 3i Group plc, acting through its board of directors, exercises voting and investment control of the shares on behalf of investment funds that it manages. No individuals beneficially own the shares. The address for 3i Investments plc is 91 Waterloo Road, London, SE1 8XP, United Kingdom.
(4)	Includes 159,240 shares of our common stock issuable upon exercise of currently exercisable options of which Mr. Moore intends to exercise 75,000 in connection with this offering, and includes 10,000 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets. Does not include 159,240 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.

(5)	Includes 18,103 shares of our common stock issuable upon exercise of currently exercisable options, of which Mr. Hite intends to exercise 18,102 in connection with this offering, and includes 2,000 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets. Does not include 54,308 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(6)	Includes 1,600 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(7)	Includes 13,034 shares of our common stock issuable upon exercise of currently exercisable options, all of which Mr. Miclot intends to exercise in connection with this offering, and includes 2,000 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets. Does not include 13,034 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(8)	Includes 45,256 shares of our common stock issuable upon exercise of currently exercisable options of which Mr. Senior intends to exercise 27,225 in connection with this offering. Does not include 45,256 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(9)	Includes 22,566 shares beneficially owned by Potenza Enterprises Ltd and includes 1,667 shares of restricted stock granted pursuant to our 2004 Equity Incentive Plan, which restricted stock vests ratably over a three year period as of December 31 of each year, beginning December 31, 2005. Mr. Turner is the chairman of Potenza Enterprises Ltd.
(10)	Consists of 1,667 shares of restricted stock granted pursuant to our 2004 Equity Incentive Plan, which restricted stock vests ratably over a three year period as of December 31 of each year, beginning December 31, 2005.
(11)	Consists of 1,667 shares of restricted stock granted pursuant to our 2004 Equity Incentive Plan, which restricted stock vests ratably over a three year period as of December 31 of each year, beginning December 31, 2005.
(12)	Includes 20,084,800 shares beneficially owned by the Olympus funds and attributed to Messrs. Morris, Conroy and Bettegowda, including 186,825 shares of our common stock that are issuable upon exercise of currently exercisable warrants, and 22,566 shares beneficially owned by Potenza Enterprises Ltd. and attributed to Mr. Turner. Also includes 235,634 shares of our common stock issuable upon exercise of currently exercisable options held by the executive officers.
(13)	Includes 467,062 shares of our common stock that are issuable upon exercise of currently exercisable warrants, of which Windjammer Mezzanine & Equity Fund II, L.P. intends to convert 169,817 warrants into 169,809 shares of our common stock in connection with this offering.
(14)	Consists of 46,706 shares of our common stock issuable upon exercise of currently exercisable warrants, of which Antares Capital Corporation intends to convert 35,338 warrants into 35,336 shares of our common stock in connection with this offering.
(15)	Includes 3,621 shares of our common stock issuable upon exercise of currently exercisable options of which Mr. Bell intends to exercise 3,024 in connection with this offering. Does not include 3,621 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(16)	Includes 3,621 shares of our common stock issuable upon exercise of currently exercisable options, none of which Mr. Carney intends to exercise in connection with this offering. Does not include 3,621 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(17)	Includes 1,200 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(18)	Includes 12,672 shares of our common stock issuable upon exercise of currently exercisable options of which Mr. Curtis intends to exercise 9,700 in connection with this offering, and includes 1,700 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets. Does not include 12,672 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(19)	Includes 14,120 shares of our common stock issuable upon exercise of currently exercisable options of which Mr. Haines intends to exercise 7,425 in connection with this offering, and includes 800 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets. Does not include 4,707 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(20)	Includes 680 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(21)	Includes 300 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(22)	Includes 680 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(23)	Includes 680 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(24)	Includes of 9,413 shares of our common stock issuable upon exercise of currently exercisable options all of which Mr. Leyrer intends to exercise in connection with this offering, and includes 800 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets. Does not include 9,413 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(25)	Includes 40,912 shares of our common stock issuable upon exercise of currently exercisable options, of which Mr. McPherson intends to exercise 20,000 in connection with this offering, and includes 1,700 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets. Does not include 31,498 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(26)

Includes 1,810 shares of our common stock issuable upon exercise of currently exercisable options, of which Mr. Milne intends to exercise 384 in connection with this offering, and includes 1,000 shares of restricted stock issued pursuant to our 2004 Equity Incentive

Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets. Does not include 1,810 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.

(27)	Includes 240 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(28)	Includes 1,810 shares of our common stock issuable upon exercise of currently exercisable options, all of which Ms. Nelson intends to exercise in connection with this offering, and includes 400 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets. Does not include 1,810 shares of our common stock issuable upon exercise of options that are not exercisable within 60 days of July 1, 2005.
(29)	Includes 1,200 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(30)	Includes 200 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(31)	Includes 1,200 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.
(32)	Includes 600 shares of restricted stock issued pursuant to our 2004 Equity Incentive Plan, which restricted stock vests on the last day of fiscal year 2008, if the stockholder remains an employee through such date and if we achieve certain financial targets.

DESCRIPTION OF CAPITAL STOCK

General Matters

Our total amount of authorized capital stock is 75,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. Upon completion of the offering, 34,366,113 shares of common stock will be issued and outstanding. The discussion set forth below describes the most important terms of our capital stock, certificate of incorporation and by-laws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

All of our existing common stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. Set forth below is a brief discussion of the principal terms of our common stock.

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see “Dividend Policy.”

Voting Rights. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders.

Preemptive or Similar Rights. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion Rights. Our common stock is not convertible.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

NYSE Listing. Our common stock is listed on the New York Stock Exchange under the symbol “SMA.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of up to 5,000,000 shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Options

As of July 1, 2005, options to purchase a total of 823,953 shares of common stock were outstanding. In connection with this offering, we expect that certain holders of our options who are selling stockholders will exercise options to purchase an aggregate of 185,116 shares of our common stock. As of July 1, 2005, options to purchase a total of 2,272,537 shares of our common stock were reserved for future issuance under our stock option and stock purchase plans. On March 28, 2005, we registered on Form S-8 under the Securities Act of 1933 an aggregate of 3,104,288 shares of our common stock that may be issued under our stock option and stock purchase plans.

Warrants

As of July 1, 2005, there were outstanding warrants to purchase 700,593 shares of our common stock, 212,778 of which had an exercise price of $0.000128 per share and 487,815 of which had an exercise price of $.01 per share. These warrants expire on June 11, 2013. In connection with this offering, we expect that certain holders of our warrants who are selling stockholders will exercise or convert warrants to purchase an aggregate of 264,909 shares of our common stock into 264,899 shares of our common stock (net of warrants surrendered to us pursuant to the cashless exercise features of such warrants).

Registration Rights

Following the completion of this offering, stockholders holding approximately 15.1 million shares of our common stock will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. The holders of more than 50% of the shares subject to these registration rights have the right, beginning no earlier than 180 days after the offering, on unlimited occasions, to demand that we register shares under the Securities Act, subject to certain limitations. In addition, these holders are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of common stock. In the event that we propose to register any shares of common stock under the Securities Act either for our account or for the account of any stockholders, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and include new shares in any such registration, subject to certain limitations. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by such stockholders to be included in such registration. Holders who have the ability to demand registration rights agreed not to exercise their registration rights without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC for a period of 90 days from the date of this prospectus. We are generally required to bear all expenses of such registrations. Registration of any of the shares of common stock held by stockholders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Anti-takeover Effects of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Classified Board of Directors. Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the directors are elected each year. These provisions, when coupled with the provisions of our certificate of incorporation and bylaws authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

In the case of an annual meeting of stockholders, notice by a stockholder, in order to be timely, must be received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely, notice by a stockholder must be received not later than the later of 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made.

In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received not later than the tenth day following the date on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made.

Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our common stock is for general information only.

As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of our common stock other than:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States, of any state of the United States or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the tax status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider:

•	U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•	any state, local or foreign tax consequences;

•	the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

•	special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a “straddle,” “hedge” or “conversion transaction;” or

•	a Non-U.S. Holder that does not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase or ownership of our common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY

TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. See “—Gain on Disposition of Common Stock.” Dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States), known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of any allowable deductions and credits, is generally taxed at the same graduated rates as applicable to U.S. persons as defined in the Code. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder who wishes to claim the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date in order to receive such benefit. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of or exclusion from U.S. federal withholding tax under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; or

•	we have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the Non-U.S. Holder held our common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

U.S. federal backup withholding, currently at a 28% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition or a redemption effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

Upon completion of this offering, we will have 34.4 million shares of common stock outstanding. Of these shares of common stock, a total of 19.3 million shares, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described in “Underwriting” and the provisions of Rules 144, 144(k) and 701, these remaining 15.1 million shares of common stock held by our existing stockholders upon completion of the offering will be available for sale in the public market 90 days after the date of this prospectus, subject to a potential extension of up to an additional 34 days under certain circumstances for shares subject to the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Lock-up Agreements

We and our directors and executive officers, Olympus Partners and the selling stockholders have entered into or will, prior to the completion of this offering, enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC for a period of 90 days from the date of this prospectus, subject to a potential extension of up to an additional 34 days under certain circumstances. This consent may be given at any time without public notice. In addition, during this period, we will also agree not to file any registration statement for, and each of the persons who have executed lock-up agreements as described above has agreed not to make any demand for, or exercise any right of, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC.

Registration Rights

As described above in “Description of Capital Stock—Registration Rights,” following the completion of this offering, subject to the 90 day lock-up period described above, parties to our stockholder agreement holding more than 50% of the shares subject to that agreement will be entitled, subject to certain exceptions, to demand the filing of and include their shares in registration statements relating to our securities. If this right is exercised, holders of up to 15.1 million shares will be entitled to participate in such a registration. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Options and Warrants

In addition to the 34.4 million shares of common stock outstanding immediately after this offering, there will be outstanding stock options to purchase 638,837 shares of our common stock and outstanding warrants to purchase 435,685 shares of our common stock

On March 28, 2005 we filed registration statements on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our 2002, 2003 and 2004 stock option and stock purchase plans. Accordingly, 3,104,228 shares of our common stock registered under such registration statements will be available for sale in the open market upon issuance by us and/or exercise by the holders, subject to applicable vesting rules, Rule 144 limitations applicable to our affiliates and the lock-up agreements described above.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Credit Suisse First Boston LLC are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Banc of America Securities LLC
Credit Suisse First Boston LLC
Piper Jaffray & Co.
Wachovia Capital Markets, LLC
William Blair & Company, L.L.C.

Total	10,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares. The selling stockholders have granted the underwriters an option to purchase up to 1,500,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of the option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $800,000. Under the terms of the shareholder’s agreement, we will pay all of the expenses of the selling stockholders except underwriting discounts and commissions.

Paid by Us
	No Exercise	Full Exercise
Per Share

Total

Listing. Our common stock is listed on the New York Stock Exchange under the symbol “SMA.”

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters and the selling stockholders commence the activities, they may discontinue them at any time. The underwriters and the selling stockholders may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements. We, our directors and executive officers, Olympus Partners and the selling stockholders have entered into or will, prior to the completion of this offering, enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC for a period of 90 days from the date of this prospectus related to this offering, subject to a potential extension of up to an additional 34 days under certain circumstances. This consent may be given at any time without public notice. In addition, during this period, we have also agreed not to file any registration statement for, and each of the persons who have executed lock-up agreements as described above has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and Credit Suisse First Boston LLC.

Indemnification. We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

Electronic Version of Prospectus. A preliminary prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. A final prospectus in electronic format may be distributed electronically by Credit Suisse First Boston or made available on a web site maintained by Credit Suisse First Boston. Other than the preliminary and final prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not a part of the preliminary or final prospectus, as applicable. In addition, shares may be resold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees. An affiliate of one of the underwriters, Wachovia Bank, National Association, is a lender and administrative agent under our senior credit facility and as such, as of June 15, 2005, was owed approximately $5.2 million of the aggregate outstanding amount under the terms of that agreement.

Selling Restrictions. Each of the underwriters severally represents and agrees that:

•	it has not offered or sold and prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Symmetry; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed, released or issued and will not be distributed, released or issued to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L.411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that such recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Symmetry Medical Inc. by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are partners in a partnership that has an investment in an affiliate of Olympus Growth Fund III, L.P., and certain partners of Kirkland & Ellis LLP are partners in a partnership that has an investment in limited liability company units of Olympus/Symmetry Holdings LLC, which is an investor in Symmetry. Kirkland & Ellis LLP has provided legal services to us and to Olympus Partners and its affiliates from time to time and may continue to do so in the future. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at January 1, 2005 and January 3, 2004, and for each of the three years in the period ended January 1, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated and combined financial statements of Mettis (UK) Limited as of March 31, 2003 and March 31, 2002 and for each of the two years in the period ended March 31, 2003 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the Financial Statements) of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC’s website at http://www.sec.gov.

We will also provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this document. Requests for such documents should be addressed in writing or by telephone to:

Symmetry Medical Inc.

220 West Market Street

Warsaw, Indiana 46580

Attention: Investor Relations

(574) 268-2252

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Symmetry Medical Inc.:

We have audited the accompanying consolidated balance sheets of Symmetry Medical Inc. as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended January 1, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symmetry Medical Inc. as of January 1, 2005 and January 3, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 1, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Indianapolis,	Indiana
March	17, 2005

/s/    ERNST & YOUNG LLP

Symmetry Medical Inc.

Consolidated Balance Sheets

(In Thousands, Except Share Data)

	January 3, 2004	January 1, 2005
Assets:
Current Assets:
Cash and cash equivalents	$2,348	$4,849
Accounts receivables, net	30,101	39,640
Inventories	26,699	34,083
Refundable income taxes	905	2,578
Deferred income taxes	1,875	2,036
Other current assets	3,667	5,635

Total current assets	65,595	88,821
Property and equipment, net	53,896	71,854
Interest rate swap valuation asset	—	486
Goodwill	125,413	127,369
Intangible assets, net of accumulation amortization	17,677	17,327
Other assets	4,636	1,011

Total Assets	$267,217	$306,868

Liabilities and Shareholders’ Equity:
Current Liabilities:
Accounts payable	$9,637	$17,908
Accrued wages and benefits	6,922	9,384
Other accrued expenses	4,771	3,012
Income tax payable	620	2,008
Revolving line of credit	—	1,204
Current portion of capital lease obligations	2,204	3,572
Current portion of long-term debt	5,377	879

Total current liabilities	29,531	37,967
Deferred income taxes	6,635	9,547
Interest rate swap valuation liability	965	—
Capital lease obligations, less current portion	8,377	11,709
Long-term debt, less current portion	121,319	31,500

Total Liabilities	166,827	90,723

Commitments and contingencies (Notes 15)	—	—

Shareholders’ Equity:
Class A Convertible Preferred Stock, $.01 par value—150,000 shares authorized at January 3, 2004; 101,625 shares issued at January 3, 2004	115,831	—
Common Stock, $.0001 par value—Class A—75,000,000 shares authorized; shares issued (January 1, 2005—33,174,056, January 3, 2004—15,789,486)	2	3
Additional paid-in capital	31,651	255,509
Unearned compensation	(57)	—
Retained earnings (deficit)	(51,896)	(49,178)
Accumulated other comprehensive income	4,859	9,811

Total Shareholders’ Equity	100,390	216,145

Total Liabilities and Shareholders’ Equity	$267,217	$306,868

See accompanying notes to consolidated financial statements.

Symmetry Medical Inc.

Consolidated Statements of Operations

(In Thousands, Except Share and Per Share Data)

	Fiscal Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005
Revenue	$65,395	$122,029	$205,391
Cost of revenue	47,859	86,124	145,081

Gross profit	17,536	35,905	60,310
Selling, general, and administrative expenses	9,440	17,115	22,569

Operating income	8,096	18,790	37,741
Other (income) expense:
Interest expense	4,968	10,172	13,757
Loss on debt extinguishment	—	1,436	8,956
Interest rate swap valuation	979	(1,358)	(1,451)
Other	(42)	(374)	(740)

Income before income taxes and cumulative effect of accounting change, net of tax	2,191	8,914	17,219
Income tax expense	841	3,009	5,524

Net income before cumulative effect of accounting change, net of tax	1,350	5,905	11,695
Cumulative effect of accounting change, net of tax	(1,146)	—	—

Net income	204	5,905	11,695
Preferred stock dividends	(4,410)	(7,028)	(8,977)

Net income (loss) applicable to common shareholders	$(4,206)	$(1,123)	$2,718

Basic net income (loss) per share:
Net income (loss) applicable to common shareholders before cumulative effect of accounting change, net of tax	$(0.44)	$(0.10)	$0.16
Cumulative effect of accounting change, net of tax	(0.17)	—	—

Net income (loss) applicable to common shareholders	$(0.61)	$(0.10)	$0.16

Diluted net income (loss) per share:
Net income (loss) applicable to common shareholders before cumulative effect of accounting change, net of tax	$(0.44)	$(0.10)	$0.15
Cumulative effect of accounting change, net of tax	(0.17)	—	—

Net income (loss) applicable to common shareholders	$(0.61)	$(0.10)	$0.15

Weighted average common shares and equivalent shares outstanding:
Basic	6,905,800	11,797,842	16,905,396
Diluted	6,905,800	11,797,842	17,767,281

See accompanying notes to consolidated financial statements.

Symmetry Medical Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

(In Thousands)

	Class A Convertible Preferred Stock	Class B Redeemable Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Unearned Compensation Cost	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 29, 2001	$45,707	$—	$1	$9	$(161)	$(46,495)	$(690)	$(1,629)
Comprehensive income:
Net income before cumulative effect of accounting change						1,350		1,350
Cumulative effect of accounting change, net of tax (Note 2)						(1,146)		(1,146)
Other comprehensive income—foreign currency translation adjustment							784	784

Comprehensive income								988
Amortization of unearned compensation cost					8			8
Forfeiture of restricted stock					72	(72)		—
Preferred stock dividends	3,922					(4,410)		(488)

Balance at December 28, 2002	49,629	—	1	9	(81)	(50,773)	94	(1,121)
Comprehensive income:
Net income						5,905		5,905
Other comprehensive income—foreign currency translation adjustment							4,765	4,765

Comprehensive income								10,670
Amortization of unearned compensation cost					24			24
Conversion of Preferred Stock—Class B to Common Stock and Preferred Stock—Class A	2,652		—	1,170				3,822
Repurchase of stock	(2,672)		—	(1,085)				(3,757)
Sale of stock	59,486		1	26,246				85,733
Common Stock and Preferred Stock Class A warrants				5,311				5,311
Preferred stock dividends	6,736					(7,028)		(292)

Balance at January 3, 2004	115,831	—	2	31,651	(57)	(51,896)	4,859	100,390
Comprehensive income:
Net income						11,695		11,695
Other comprehensive income—foreign currency translation adjustment							4,952	4,952

Comprehensive income								16,647
Amortization of unearned compensation cost					57			57
Redemption of Preferred Stock—Class A warrants	720		—	(720)				—
Repurchase of stock	(23,332)		—					(23,332)
Sale of stock, net of expenses			1	122,382				122,383
Preferred stock dividends	8,977					(8,977)		—
Conversion of Preferred Stock— Class A to Common Stock	(102,196)	—	—	102,196				—

Balance at January 1, 2005	$—	$—	$3	$255,509	$—	$(49,178)	$9,811	$216,145

See accompanying notes to consolidated financial statements.

Symmetry Medical Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	Fiscal Year Ended
	December 28, 2002	January 3, 2004	January 1, 2005
Operating activities
Net income	$204	$5,905	$11,695
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,744	6,339	10,589
Amortization	—	323	609
Cumulative change in accounting principle, net of tax	1,146	—	—
(Gain) loss from sale of assets	(77)	62	35
Deferred income tax provision	(152)	1,813	2,751
Loss on debt extinguishment	—	1,436	8,346
Interest rate swap valuation change	979	(1,358)	(1,451)
Change in operating assets and liabilities:
Accounts receivable	858	(2,429)	(8,844)
Other assets	(24)	1,444	(549)
Inventories	262	(4,009)	(6,773)
Accounts payable	(701)	801	7,959
Accrued expenses and other	(364)	2,824	961

Net cash provided by operating activities	4,875	13,151	25,328

Investing activities
Purchases of property and equipment	(6,565)	(8,816)	(19,891)
Acquisition, net of cash received	—	(163,128)	—

Net cash used in investing activities	(6,565)	(171,944)	(19,891)

Financing activities
Proceeds from bank revolver	11,447	14,779	36,079
Payments on bank revolver	(8,326)	(28,461)	(34,864)
Issuance of long-term debt	—	134,000	35,000
Payments on long-term debt and capital lease obligations	(4,509)	(36,889)	(137,275)
Proceeds from issuance of common and preferred stock, net of expenses	3,042	85,733	122,383
Payments for redemption of common and preferred stock	—	(3,757)	(23,332)
Debt issuance costs paid	—	(5,193)	(1,073)

Net cash provided by (used in) financing activities	1,654	160,212	(3,082)
Effect of exchange rate changes on cash	(18)	148	146

Net increase (decrease) in cash and cash equivalents	(54)	1,567	2,501
Cash and cash equivalents at beginning of year	835	781	2,348

Cash and cash equivalents at end of year	$781	$2,348	$4,849

Supplemental disclosures
Cash paid for interest	$4,616	$8,339	$13,377

Cash paid for income taxes	$807	$1,734	$2,976

Assets acquired under capital leases	$592	$4,042	$7,357

See accompanying notes to consolidated financial statements.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

1. Description of the Business

The consolidated financial statements include the accounts of Symmetry Medical Inc. and its wholly-owned subsidiaries (collectively referred to as the Company), Symmetry Medical USA Inc., Jet Engineering, Inc. (Jet), Ultrexx, Inc. (Ultrexx), Othy Limited, Poly-Vac S.A. and Mettis UK Limited, including its wholly-owned subsidiary, Thornton Precision Components Limited (TPC).

The Company is a global supplier of integrated products and services consisting of surgical implants, instruments and cases to orthopedic and other medical device companies.

During 2003, the Company acquired Mettis UK Limited, including Jet, Ultrexx and TPC from the Mettis Companies (the Mettis Acquisition). Refer to note 3 for further discussion.

In December, 2004, the Company completed an initial public offering (IPO) of its common stock and entered into a new senior credit facility. In connection with this offering, the Company received net proceeds of $122,383. Approximately $36,360 of the net proceeds from the offering were used to repay all of its existing subordinated indebtedness, $58,025 to repay a portion of its existing senior indebtedness and $23,332 to fund the repurchase of a portion of its Class A Convertible Preferred Stock and warrants to purchase Class A Convertible Preferred Stock. In addition, the remaining outstanding shares of Class A Convertible Preferred Stock and warrants to purchase Class A Convertible Preferred Stock converted into 8,015,150 shares of the Company’s Common Stock and warrants to purchase 255,334 shares of the Company’s Common Stock.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on net income previously reported.

Year End

The Company’s year end is the 52 or 53 week period ending the Saturday closest to December 31, resulting in fiscal year 2004 (ending January 1, 2005) being 52 weeks, fiscal year 2003 (ending January 3, 2004) being 53 weeks, and fiscal year 2002 (ending December 28, 2002) being 52 weeks. References in these consolidated financial statements to 2004, 2003 and 2002 refer to these financial years, respectively.

Use of Estimates

Preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company’s financial position or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the time of purchase.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. Costs include material, labor and manufacturing overhead costs. Inventory balances are reviewed monthly for excess products or obsolete inventory levels and write down, if necessary, the inventory to net realizable value.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Inventories consist of the following:

	January 3, 2004	January 1, 2005
Raw material and supplies	$3,678	$6,012
Work-in-process	17,147	20,561
Finished goods	5,874	7,510

	$26,699	$34,083

Property and Equipment

Property and equipment are stated on the basis of cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets or lease terms. Repair and maintenance costs are charged to expense as incurred.

Property and equipment, including depreciable lives, consists of the following:

	January 3, 2004	January 1, 2005
Land	$1,284	$1,337
Buildings and improvements (20 to 40 years)	14,865	22,117
Machinery and equipment (5 to 15 years)	56,964	74,064
Office equipment (3 to 5 years)	3,954	5,307
Construction-in-progress	1,337	4,170

	78,404	106,995
Less accumulated depreciation	24,508	35,141

	$53,896	$71,854

Goodwill

The changes in the carrying amounts of goodwill for the years ended January 1, 2005, January 3, 2004 and December 28, 2002 are as follows:

Balance as of December 28, 2002	$23,140
Goodwill acquired	100,009
Effects of foreign currency	2,264

Balance as of January 3, 2004	125,413
Effects of foreign currency	1,956

Balance as of January 1, 2005	$127,369

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but is subject to an annual impairment test in accordance with this statement. Goodwill is defined by the Company as the excess of purchase cost over the fair value of the net tangible and identifiable intangible assets acquired. Statement No. 142 requires the Company to test goodwill for

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

impairment using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Potential impairment is determined by comparing estimated fair value to the net book value of the reporting unit. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate commensurate with the Company’s weighted-average cost of capital. The Company has multiple operating segments as defined by SFAS 131. The Company has defined its reporting units at the operating segment level as this is the lowest level for which discrete financial information is available and the operating results of that component are regularly reviewed by management. During 2002, in connection with the adoption of SFAS 142, the Company completed the two-step impairment process. As a result, the Company recognized impairment of $1,146 as a component of the cumulative effect of an accounting change. The Company completed its annual impairment tests and concluded that no impairment of goodwill existed.

Other Intangible Assets

Intangible assets subject to amortization consist of technology and customer related intangible assets acquired in connection with the Mettis Acquisition. These assets ($13,482 at January 1, 2005 and $13,912 at January 3, 2004) are being amortized using the straight-line method over 9 to 25 years. The accumulated amortization related to these assets is $947 at January 1, 2005 and $326 at January 3, 2004. Amortization expense for the next 5 fiscal years approximates $607 per year. The Company is required to reassess the expected useful lives of existing intangible assets. The Company also evaluates the recoverability of intangible assets subject to amortization based on undiscounted operating cash flows when factors indicate impairment may exist. In the event of impairment, the Company makes appropriate write-downs of recorded costs to fair value.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, intangible assets with an indefinite life are no longer amortized but are subject to review each reporting period to determine whether events and circumstances continue to support an indefinite useful life as well as an annual impairment test in accordance with this statement. The Company has $3,845 of indefinite lived intangible assets at January 1, 2005 and $3,765 at January 3, 2004.

The Company reviewed its intangible assets in accordance with SFAS No. 142 and has not recorded any impairment related to these assets for the year ended January 1, 2005.

Foreign Currency Accounting

The financial statements of the Company’s foreign subsidiaries are accounting for and have been translated into U.S. dollars in accordance with Financial Accounting Standards Board (FASB) Statement No. 52, Foreign Currency Translation. Foreign currency transaction gains and losses resulting from a subsidiary’s foreign currency denominated assets and liabilities included in other income were a $761 gain, $384 gain, and $46 gain in 2004, 2003 and 2002, respectively. Assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Revenues and expenses have been translated using a weighted-average exchange rate for the period. Currency translation adjustments have been recorded as a separate component of shareholders’ equity.

Revenue Recognition

The Company recognizes revenue on orders received from its customers when there is persuasive evidence of an arrangement with the customer that is supportive of revenue recognition, the customer has made a fixed commitment to purchase the product for a fixed or determinable price, collection is reasonably assured under the Company’s normal billing and credit terms and ownership and all risks of loss have been transferred to the buyer, which is normally upon shipment.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Shipping and Handling Costs

In accordance with EITF 00-10: Accounting for Shipping and Handling Fees and Costs, the Company reflects freight costs associated with shipping its products to customers as a component of cost of revenues.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $265, $208 and $191 for the years ending January 1, 2005, January 3, 2004 and December 28, 2002, respectively.

Allowance for Doubtful Accounts

The Company performs periodic credit evaluations of customers’ financial condition and generally does not require collateral. Receivables are generally due within 30 to 60 days. The Company maintains an allowance for doubtful accounts for estimated losses in the collection of accounts receivable. The Company makes estimates regarding the future ability of its customers to make required payments based on historical credit experience and expected future trends.

The activity in the allowance for doubtful accounts was as follows:

	December 28, 2002	January 3, 2004	January 1, 2005
Beginning Balance	$37	$109	$646
Provision	88	244	273
Acquired allowance	—	324	—
Write-offs, net	(16)	(31)	(190)

Ending Balance	$109	$646	$729

New Accounting Pronouncements

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted by the Company no later than July 1, 2005. The Company expects to adopt Statement 123(R) on July 1, 2005 using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to its consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. There were no such cash flows in prior periods.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities and was effective for the Company beginning in the year ending January 1, 2005. FIN 46 defines a variable interest entity (VIE) as a corporation, partnership, trust or any other legal structure that does not have equity investors with a controlling financial interest or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 did not have a material impact on the Company’s financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities and was effective for the Company in fiscal year 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring contracts with similar characteristics to be accounted for comparably. The adoption of SFAS No. 149 did not have a material effect on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement changes the accounting for certain financial instruments that, under previous guidance, could be accounted for as equity. SFAS No. 150 may require that those instruments be classified as liabilities. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company’s financial position or results of operation.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30, Reporting Results of Operations. This statement also requires sales-leaseback accounting for certain transactions, and makes various other technical corrections to existing pronouncements. The statement is effective for financial statements issued on or after May 15, 2002. The adoption of this statement on January 1, 2003 resulted in classifying the loss from early extinguishment of debt in connection with the acquisition of Mettis (UK) Limited as a separate component of net income before provision for income taxes.

Derivative Financial Instruments

SFAS No. 133, as amended, requires recognition of every derivative instrument in the balance sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or comprehensive income, depending on whether the derivative is designated and effective as part of a hedge accounting transaction. The Company’s derivatives discussed below do not qualify for hedge accounting and accordingly, adjustments to fair value are recorded in earnings.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The Company enters into interest rate swap agreements (SWAP) to offset against changes in interest rates on the Company’s variable rate long-term debt. The SWAP agreements are contracts to exchange variable rate obligations for fixed interest payments to be made periodically over the life of the SWAP agreement. Effective October 2000, the Company entered into a SWAP agreement to economically hedge $19,000 of outstanding long-term debt at a fixed rate payment obligation of 6.25% per annum for the five-year period commencing October 24, 2000; however, this SWAP was terminated in December 2004.

Effective July 2003, the Company entered into a SWAP agreement to economically hedge an additional $71,000 of outstanding long-term debt at a fixed payment obligation of 2.285% per annum for the period commencing on July 21, 2003 and ending on June 30, 2006. In December 2004, this SWAP was reduced to $35,000.

Effective December 2004, the Company entered into a SWAP agreement to economically hedge $15,000 of outstanding long-term debt at a fixed payment obligation of 3.98% per annum for the period commencing on June 30, 2006 and ending on December 31, 2007.

As of January 3, 2004, the Company had a derivative liability of $965, which is reflected in non-current liabilities in the consolidated balance sheets. The full portion of the net gain on valuation liability in 2003 of $1,358 was included in earnings.

As of January 1, 2005, the Company had a derivative asset of $486, which is reflected in non-current assets in the consolidated balance sheets. The full portion of the net gain on valuation asset/liability in 2004 of $1,451 was included in earnings.

Stock-Based Compensation

The Company has elected to follow APB No. 25, Accounting for Stock Issued to Employees, in accounting for its stock options and; accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. However, SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, requires pro-forma presentation as if compensation costs had been expensed under the fair value method of SFAS No. 123. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant is amortized to expense over the vesting period.

The following table illustrates the effect on net income as if compensation expense had been recognized for the years ended:

	December 28, 2002	January 3, 2004	January 1, 2005
Reported net income	$204	$5,905	$11,695
Stock-based compensation expense (net of tax)	(2)	(122)	(235)

Adjusted net income	$202	$5,783	$11,460

Basic net income (loss) per share applicable to common:
Reported net income (loss) per share	$(0.61)	$(0.10)	$0.16
Stock-based compensation expense (net of tax) per share	—	(0.01)	(0.01)

Adjusted net income (loss) per share	$(0.61)	$(0.11)	$0.15

Diluted net income (loss) per share applicable to common:
Reported net income (loss) per share	$(0.61)	$(0.10)	$0.15
Stock-based compensation expense (net of tax) per share	—	(0.01)	(0.01)

Adjusted net income (loss) per share	$(0.61)	$(0.11)	$0.14

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

3. Mettis Acquisition

On June 11, 2003, the Company acquired 100% of the ownership interests of Mettis UK Limited which included Jet, Ultrexx and TPC in exchange for aggregate consideration of $163,942 consisting of approximately $146,000 of cash, $15,000 of stock and acquisition costs, net of liabilities assumed. The acquisition provides the Company with a new product line, orthopedic implants which are forged at Jet and TPC as well as additional production capacity for instruments. The purchase price of the Mettis acquisition exceeded the fair value of identifiable tangible and intangible assets which reflects the synergistic and strategic fit of this acquisition into the Company’s business. Results of the Mettis acquisition are included in the statement of operations from the acquisition date.

The aggregate purchase price of $163,942 was allocated to the opening balance sheet as follows:

Current assets	$33,970
PP&E	30,789
Acquired technology (amortized over 9 years)	445
Acquired customers (amortized over 25 years)	13,672
Acquired manufacturing processes (indefinite-lived)	3,626
Goodwill	100,009
Current liabilities	(11,025)
Non-current liabilities	(7,544)

Purchase price, net	$163,942

The following unaudited pro forma consolidated revenues, net income and earnings per share amounts have been prepared by applying pro forma adjustments to the Company’s historical amounts. The unaudited pro forma information for the periods presented gives effect to the acquisition of Mettis (UK) Limited as if it had been consummated at the beginning of the periods presented. The Company completed the Mettis (UK) Limited acquisition on June 11, 2003.

	December 28, 2002	January 3, 2004
Revenue	$149,861	$158,355
Net Income (loss)	(206)	5,871
Income (loss) available to common shareholders	(4,616)	(1,157)
Earnings (loss) per share—basic	(0.67)	(0.10)
Earnings (loss) per share—diluted	(0.67)	(0.10)

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

4. Debt Arrangements

Long-term debt consists of the following:

	January 3, 2004	January 1, 2005
Bank Term Loan payable in quarterly installments, plus interest at a variable rate (4.5625% at January 1, 2005), through December 14, 2009	$—	$32,375
Revolving line of credit, due December 2009	—	—
Term loan, paid off in 2004	95,800	—
Subordinated notes, paid off in 2004	36,000	—
Discount on subordinated notes	(5,111)	—
Installment Loan	7	4

	126,696	32,379
Less current portion	(5,377)	(879)

	$121,319	$31,500

During 2003, the Company refinanced substantially all of its debt arrangements as part of financing the Mettis Acquisition resulting in a loss on debt extinguishment of $1,436. During 2004, the Company refinanced substantially all of its debt arrangements as part of the initial public offering resulting in a loss on debt extinguishment of $8,956.

The Company’s revolving credit facility has a total capacity of up to $40 million and the Company pays a .50% annual commitment fee for the average unused portion of the revolving line of credit facility. There are no borrowings under this line of credit at January 1, 2005.

The senior credit agreement contains various financial covenants, including covenants requiring a maximum total debt to EBITDA ratio, minimum EBITDA to interest ratio and a minimum EBITDA to fixed charges ratio. The senior credit agreement also contains covenants restricting certain corporate actions, including asset dispositions, acquisitions, paying dividends and certain other restricted payments, changes of control, incurring indebtedness, incurring liens, making loans and investments and transactions with affiliates. The senior credit facility is secured by substantially all of the Company’s assets. The Company’s senior credit agreement also contains customary events of default. The Company was in compliance with its financial and restrictive covenants under the senior credit facility at the end of fiscal year 2003 and fiscal year 2004.

On June 11, 2003, the Company issued $36,000 of 12% senior unsecured subordinated notes due 2011. These notes were issued with detachable warrants exercisable for an aggregate of 585,377 shares of common stock, par value $0.01 per share and 3,530 shares of Class A Preferred Stock par value $0.01 per share exercisable at any time prior to June 2013 at an exercise price of $0.01 per share. In accordance with Accounting Principles Board Opinion 14 (APB 14), Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, the Company recorded a discount equal to the fair value of the warrants of $5,311. The remaining balance of the discount was recorded to loss on debt extinguishment during the fourth quarter of 2004 in connection with the Company’s extinguishment of the subordinated notes.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

As of January 1, 2005, the Company had prepaid the next three scheduled quarterly term loan payments. Maturities of long-term debt for the five years succeeding January 1, 2005 are as follows:

2005	$879
2006	5,250
2007	7,000
2008	8,750
2009	10,500

$32,379

5. Preferred Stock

The Class A Convertible Preferred Stock had a liquidation value of $1,000 per share, was nonvoting, and accrued cumulative dividends at 8% per annum on the sum of the liquidation value plus all accumulated and unpaid dividends. Holders of the Class A Convertible Preferred Stock had liquidation preference rights, including the right in the event of an initial public offering of the Company’s common stock to convert Class A convertible preferred stock into common stock, at a conversion price equal to 85% of the per share price paid by the public for the common stock in the initial public offering. In June 2003, the Company sold 59,486 shares of Class A convertible preferred stock for $1,000 per share. Of these shares, 44,499 were sold to related parties including Olympus Partners and employees of the Company. In December 2004 in connection with the IPO, the Company repurchased $23,332 of its Class A Convertible Preferred Stock and warrants to purchase Class A Convertible Preferred Stock. In addition, the remaining outstanding shares of Class A Convertible Preferred Stock and warrants to purchase Class A Convertible Preferred Stock converted into 8,015,150 shares of the Company’s Common Stock and warrants to purchase 255,334 shares of the Company’s Common Stock at an exercise price of $0.01 per share which are exercisable at any time prior to June 2013.

In connection with a debt amendment, on February 22, 2002 the Company issued 3,000 shares of Class B Redeemable Convertible Preferred Stock (Class B Preferred Stock) for $1,000 per share. The Class B Preferred Stock was senior to all other outstanding equity securities issued by the Company and did not have voting rights. The Class B shareholders were entitled to a dividend of 18% per annum which is cumulative. All shares of the Class B Preferred Stock were converted into 2,652 shares of the Company’s Class A Preferred Stock and 383,773 shares of Common Stock during 2003.

6. Leases

The Company has a capital lease arrangement through October 1, 2016 for its New Hampshire plant facility. On October 1, 2001, and every five years thereafter, including extensions, the annual base rent will change based on the Consumer Price Index. The Company has an option to extend the lease for an additional five-year period and has a right of first opportunity to purchase the leased property. Additionally, the Company has entered into capital leases for various machinery and equipment.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Property and equipment and related accumulated amortization for building and equipment capital leases are as follows:

	January 3, 2004	January 1, 2005
Buildings and improvements	$4,991	$4,991
Machinery and equipment	9,550	17,285

	14,541	22,276
Less accumulated amortization	(3,017)	(5,815)

	$11,524	$16,461

Amortization of leased assets is included in depreciation expense.

Future minimum payments for capital leases with initial terms of one year or more are as follows at January 1, 2005:

2005	$4,580
2006	4,039
2007	3,552
2008	2,477
2009	1,200
Thereafter	4,603

Total minimum payments	20,451
Amounts representing interest	(5,170)

Present value of net minimum lease payments (including total current portion of $3,572)	$15,281

7. Income Taxes

Income before income taxes consisted of:

	December 28, 2002	January 3, 2004	January 1, 2005
Domestic	$1,725	$6,602	$9,455
Foreign	466	2,312	7,764

	$2,191	$8,914	$17,219

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Significant components of the Company’s net deferred tax liabilities are as follows:

	January 3, 2004	January 1, 2005
Compensation	$787	$660
Intangibles	(4,914)	(4,855)
Inventory	883	911
PP&E	(2,653)	(4,772)
Net operating loss carryforwards of states and foreign subsidiaries	753	425
SWAP agreements	382	(193)
Other	622	584

	(4,140)	(7,240)
Valuation allowance	(620)	(271)

	$(4,760)	$(7,511)

Significant components of the income tax provision are as follows:

	December 28, 2002	January 3, 2004	January 1, 2005
Current:
Federal	$758	$205	$922
State	161	60	202
Foreign	74	931	1,649

	993	1,196	2,773
Deferred	(152)	1,813	2,751

	$841	$3,009	$5,524

The provision for income taxes differs from that computed at the Federal statutory rate of 34% as follows:

	December 28, 2002	January 3, 2004	January 1, 2005
Tax at Federal statutory rate	$745	$3,031	$5,854
State income taxes	88	257	244
Foreign taxes	(352)	43	(260)
Valuation allowance	323	(96)	(349)
Other	37	(226)	35

	$841	$3,009	$5,524

At January 1, 2005, the Company had state and foreign net operating loss carryforwards of approximately $5,416 and $386. The state carryforwards have an expiration period of up to twenty years, while the foreign carryforwards have no expiration date. However, due to the uncertainty of the realization of the full benefit of the foreign net operating loss carryforwards and certain other foreign deferred tax assets, the Company has established a valuation allowance of $271. No provision has been made for United States federal and state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries because it is expected that such earnings will be reinvested in these foreign operations indefinitely.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

8. Profit Sharing Plan

The Company maintains two qualified profit sharing plans, which qualify under Section 401(k) of the Internal Revenue Code. Contributions by the Company are based upon both discretionary and matching nondiscretionary amounts. The matching amounts represent a 50% match of employees’ contributions, up to a maximum of $1 per participant per year. Expense recorded for the plans was $857, $686 and $493 for 2004, 2003 and 2002, respectively.

9. Restrictive Stock Plan

In January 2001 certain members of management were awarded a total of 677,758 shares of common stock which vest on December 31, 2007 or earlier in increments of 25% per year, if the Company’s EBITDA, as defined, meets specified levels as outlined in the agreement. However, 263,572 shares have been forfeited. Compensation expense is charged to the income statement as earned over the vesting period. The unearned compensation resulting from this agreement is reflected as a reduction to shareholder equity. For the years ended January 1, 2005, January 3, 2004 and December 28, 2002, the Company recognized approximately $57, $24 and $8, respectively. The initial public offering in December 2004 resulted in all shares becoming vested, and these shares are no longer restricted as of January 1, 2005.

10. Stock Option Plan

2002 Stock Option Plan The 2002 Stock Option Plan provides for the grant of nonqualified stock options to the Company’s directors, officers and employees and other persons who provide services to it. A total of 52,135 shares of common stock are reserved for issuance under this plan. Options for 52,135 shares of common stock have been granted. These options vest ratably over a four year period as of the end of each of the Company’s fiscal years during that period, subject to the Company achieving certain minimum EBITDA targets in each fiscal year, and, if those targets are not met, on the seventh anniversary of the grant date so long as the option is still an employee. Options granted under the 2002 Stock Option Plan are generally not transferable by the optionee, and such options must be exercised within 30 days after the end of an optionee’s status as an employee, director or consultant of ours (other than a termination by the Company for cause, as defined in the 2002 Stock Option Plan), within 180 days after such optionee’s termination by death or disability, or within 90 days after such optionee’s retirement, but in no event later than the expiration of the option term. All options were granted at the fair market value of the Company’s common stock, as determined by its board of directors, on the date of grant. The term of all options granted under the 2002 Stock Option Plan may not exceed ten years.

2003 Stock Option Plan The 2003 Stock Option Plan provides for the grant of nonqualified stock options to the Company’s directors, officers and employees and other persons who provide services to it. A total of 907,167 shares of common stock are reserved for issuance under this plan. Options for 813,034 shares of common stock have been granted. These options vest ratably over a four year period as of the end of each of the Company’s fiscal years during that period. Options granted under the 2003 Stock Option Plan are generally not transferable by the optionee, and such options must be exercised within 30 days after the end of an optionee’s status as an employee, director or consultant of the Company (other than a termination by the Company for cause, as defined in the 2003 Stock Option Plan), within 180 days after such optionee’s termination by death or disability, or within 90 days after such optionee’s retirement, but in no event later than the expiration of the option term.

All options were granted at the fair market value of the Company’s common stock, as determined by its board of directors, on the date of grant. The term of all options granted under the 2003 Stock Option Plan may not exceed ten years.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

A summary of stock option activity and weighted-average exercise prices for the periods indicated are as follows:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 29, 2001	—	$
Granted	52,135		0.28
Exercised	—		—
Cancelled	—		—
Outstanding at December 28, 2002	52,135		$0.28
Granted	740,624		3.04
Exercised	—		—
Cancelled	—		—
Outstanding at January 3, 2004	792,759		$2.86
Granted	72,410		4.83
Exercised	—		—
Cancelled	(34,214)		3.04
Outstanding at January 1, 2005	830,955		$3.02

The following table summarizes information about stock options outstanding at January 1, 2005:

Range of Exercise	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at January 1, 2005	Weighted Average Exercise Price
$0.28	52,135	7.0 years	$0.28	39,102	$0.28
3.04 – 4.83	778,820	8.1 years	3.21	372,672	3.13

Using the minimum value option valuation model, the estimated fair values of options granted during 2004, 2003 and 2002 were $1.62, $1.13 and $0.11 per option, respectively. There were no options granted subsequent to completion of the IPO. Principal assumptions used in applying the minimum value model were as follows:

	2002	2003	2004
Minimum Value Model Assumptions
Risk-free interest rate	5.09%	4.65%	4.08%
Expected dividend yield	0.00%	0.00%	0.00%
Expected term	10 years	10 years	10 years

11. Related Party Transactions

During the years ended January 1, 2005 and January 3, 2004, the Company purchased contract manufacturing services totaling $1,034 and $283, respectively, from ADS Precision Limited (ADS), a company controlled by a relative of the general manager of TPC. The Company maintains an ongoing relationship with this vendor and believes all transactions have been executed on an arms length basis. The Company has a payable to ADS of $368 as of January 1, 2005 and $135 as of January 3, 2004.

During 2004, 2003 and 2002, the Company paid management fees to a related party of $375, $375 and $250, respectively. These fees are included in selling, general and administrative expenses. Additionally, the

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Company paid a transaction fee upon the completion of the Mettis acquisition and the sale of senior subordinated notes to this related party of $1,717 in 2003 and a transaction fee upon completion of the initial public offering of $2,000 in 2004.

12. Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, and long-term debt, including interest-rate swap agreements. The carrying value of these financial instruments approximates fair value.

13. Segment Reporting

The Company primarily designs, develops and manufactures implants and related surgical instruments and cases for orthopedic device companies and companies in other medical device markets such as dental, osteobiologic and edoscopy. The Company also has a special services business serving primarily aerospace customers, which does not meet the quantitative disclosure requirements of SFAS 131. The Company manages its business and operates in a single reportable business segment. Because of the similar economic characteristics of the operations, including the nature of the products, comparable level of FDA regulations, same or similar customers, those operations have been aggregated following the provisions of SFAS 131 for segment reporting purposes.

The Company is a multi-national corporation with operations in the United States, the United Kingdom and France. As a result, the Company’s financial results can be impacted by currency exchange rates in the foreign markets in which the Company sells its products. While exposure to variability in foreign currency exists, the Company does not believe it is significant to its operations and any variability is somewhat offset through the location of its manufacturing facilities. Revenues are attributed to geographic locations based on the location to which the Company ships its products.

Revenues to External Customers:

	December 28, 2002	January 3, 2004	January 1, 2005
United States	$52,829	$89,408	$136,791
United Kingdom	6,576	19,624	27,222
Other foreign countries	5,990	12,997	41,378

Total Net Revenues	$65,395	$122,029	$205,391

Long-Lived Assets:

	January 3, 2004	January 1, 2005
United States	$152,531	$157,886
United Kingdom	45,381	55,969
France	3,710	4,192

Total Long-Lived Assets	$201,622	$218,047

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Concentration of Credit Risk:

A substantial portion of the Company’s net revenues is derived from a limited number of customers. Net revenues include revenues to customers of the Company which individually account for 10% or more of net revenues as follows:

2004—Four customers representing approximately 25%, 15% 14% and 10% of net revenues, respectively

2003—Three customers representing approximately 19%, 15% and 11% of net revenues, respectively

2002—Two customers representing approximately 17% and 16% of net revenues, respectively

The customers listed above, which are orthopedic implant manufacturers, comprised approximately 52% and 31% of the accounts receivable balance at January 1, 2005 and January 3, 2004, respectively.

Following is a summary of the composition by product category of the Company’s revenues to external customers. Revenues of the specialty services business are included in the “other” category.

	December 28, 2002	January 3, 2004	January 1, 2005
Implants	$—	$33,289	$75,130
Instruments	32,294	45,624	67,675
Cases	33,101	36,118	47,292
Other	—	6,998	15,294

Total Net Revenues	$65,395	$122,029	$205,391

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

14. Net Income (Loss) Per Share

The following table sets forth the computation of earnings per share.

	December 28, 2002	January 3, 2004	January 1, 2005
Net income before cumulative effect of accounting change	$1,350	$5,905	$11,695
Preferred stock dividends	(4,410)	(7,028)	(8,977)

Net income (loss) available to common shareholders before cumulative effect of accounting change	(3,060)	(1,123)	2,718
Cumulative effect of accounting change, net of tax	(1,146)	—	—

Net income (loss) available to common shareholders	$(4,206)	$(1,123)	$2,718

Weighted-average common shares outstanding—basic	6,905,800	11,797,842	16,905,396
Effect of stock options and warrants	—	—	861,885

Weighted-average common shares outstanding and assumed conversions	6,905,800	11,797,842	17,767,281

Net income (loss) per share—basic:
Net income available to common shareholders before cumulative effect of accounting change	$(0.44)	$(0.10)	$0.16
Cumulative effect of accounting change, net of tax	(0.17)	—	—

Net income (loss) per share—basic	$(0.61)	$(0.10)	$0.16

Net income (loss) per share—diluted:
Net income available to common shareholders before cumulative effect of accounting change	$(0.44)	$(0.10)	$0.15
Cumulative effect of accounting change, net of tax	(0.17)	—	—

Net income (loss) per share—diluted	$(0.61)	$(0.10)	$0.15

15. Commitments and Contingencies

Environmental

In 2004, the Company was notified by the Indiana Department of Environmental Management of certain regulatory compliance issues. These issues have been corrected, and the Company did not receive any fines. The cost to correct these issues was not material to the Company’s results of operations or financial position.

The Company has been notified by the U.S. Environmental Protection Agency or by state governments that it may be liable under environmental laws with respect to the cleanup of hazardous substances at sites the Company previously used for the disposal of wastes. Based on information currently available, the Company does not believe these liabilities will be material to its results of operations or financial position.

Symmetry Medical Inc.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Operating Leases

The Company also has various operating leases, primarily for equipment. Total rental expense for these operating leases amounted to $ 2,214, $1,889 and $3,235 in 2004, 2003 and 2002, respectively. Future minimum payments for operating leases with initial terms of one year or more are as follows at January 1, 2005:

2005	$1,532
2006	693
2007	376
2008	165
2009	16
Thereafter	56

Total minimum payments	$2,838

Legal Matters

The Company is involved, from time to time, in various contractual, product liability, patent (or intellectual property) and other claims and disputes incidental to its business. Currently, no material environmental or other material litigation is pending or, to the knowledge of the Company, threatened. The Company currently believes that the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company’s consolidated and combined financial condition, results of operations or liquidity.

Symmetry Medical Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share data)

	January 1, 2005	April 2, 2005
		(unaudited)
Assets:
Current Assets:
Cash and cash equivalents	$4,849	$2,704
Accounts receivables, net	39,640	46,406
Inventories	34,083	35,333
Refundable income taxes	2,578	101
Deferred income taxes	2,036	2,106
Other current assets	5,635	5,190

Total current assets	88,821	91,840
Property and equipment, net	71,854	77,230
Interest rate swap valuation asset	486	782
Goodwill	127,369	126,689
Intangible assets, net of accumulation amortization	17,327	17,099
Other assets	1,011	963

Total Assets	$306,868	$314,603

Liabilities and Shareholders’ Equity:
Current Liabilities:
Accounts payable	$17,908	$17,952
Accrued wages and benefits	9,384	8,501
Other accrued expenses	3,012	3,690
Income tax payable	2,008	2,369
Short-term revolving line of credit	1,204	4,904
Current portion of capital lease obligations	3,572	3,499
Current portion of long-term debt	879	1,315

Total current liabilities	37,967	42,230
Deferred income taxes	9,547	9,603
Capital lease obligations, less current portion	11,709	10,285
Long-term debt, less current portion	31,500	30,188

Total Liabilities	90,723	92,306

Commitments and contingencies (Note 9)	—	—

Shareholders’ Equity:
Common Stock, $.0001 par value; 75,000,000 shares authorized; shares issued (April 2, 2005—33,186,058; January 1, 2005—33,174,056)	3	3
Additional paid-in capital	255,509	255,572
Retained earnings (deficit)	(49,178)	(41,513)
Accumulated other comprehensive income	9,811	8,235

Total Shareholders’ Equity	216,145	222,297

Total Liabilities and Shareholders’ Equity	$306,868	$314,603

See accompanying notes to condensed consolidated financial statements.

Symmetry Medical Inc.

Condensed Consolidated Statements of Operations

(in thousands, except share and per share data)

	Three Months Ended
	April 3, 2004	April 2, 2005
	(unaudited)	(unaudited)
Revenue	$45,838	$63,760
Cost of Revenue	33,255	44,373

Gross Profit	12,583	19,387
Selling, general, and administrative expenses	5,495	6,948

Operating Income	7,088	12,439
Other (income) expense:
Interest expense	3,539	939
Interest rate swap valuation	371	(296)
Other	(185)	202

Income before income taxes	3,363	11,594
Income tax expense	1,153	3,930

Net income	2,210	7,664
Preferred stock dividends	(2,316)	—

Net income (loss) applicable to common shareholders	$(106)	$7,664

Net income (loss) applicable to common shareholders per share:
Basic	$(0.01)	$0.23

Diluted	$(0.01)	$0.22

Weighted average common shares and equivalent shares outstanding:
Basic	15,761,970	33,174,979
Diluted	15,761,970	34,115,708
Comprehensive Income:
Net income (loss)	$2,210	$7,664
Foreign currency translation adjustment	1,129	(1,576)

Net Comprehensive Income	$3,339	$6,088

See accompanying notes to condensed consolidated financial statements.

Symmetry Medical Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	April 3, 2004	April 2, 2005
	(unaudited)	(unaudited)
Operating activities
Net Income	$2,210	$7,664
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,530	3,003
Amortization	152	153
(Gain) loss from sale of assets	18	1
Deferred income tax provision	(32)	—
Interest rate swap valuation change	371	(296)
Change in operating assets and liabilities:
Accounts receivable	(4,929)	(7,306)
Other assets	(691)	414
Inventories	(2,855)	(1,543)
Accounts payable	2,665	336
Accrued expenses and other	703	2,957

Net cash provided by operating activities	142	5,383

Investing activities

Purchases of property and equipment	(4,347)	(8,933)

Net cash used in investing activities	(4,347)	(8,933)

Financing activities
Proceeds from bank revolver	9,479	5,643
Payments on bank revolver	(4,995)	(1,864)
Payments on long-term debt and capital lease obligations	(1,645)	(2,305)

Net cash provided by financing activities	2,839	1,474
Effect of exchange rate changes on cash	25	(69)

Net decrease in cash and cash equivalents	(1,341)	(2,145)
Cash and cash equivalents at beginning of year	2,348	4,849

Cash and cash equivalents at end of year	$1,007	$2,704

Supplemental disclosures
Cash paid for interest	$3,197	$610

Cash paid for income taxes	$41	$563

Assets acquired under capital leases	$1,085	$—

See accompanying notes to condensed consolidated financial statements.

Symmetry Medical Inc.

Notes to Condensed Consolidated Financial Statements

(in thousands, except share and per share data)

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of Symmetry Medical Inc. and its wholly-owned subsidiaries (collectively referred to as the Company), Symmetry Medical USA Inc., Jet Engineering, Inc., Ultrexx, Inc., Othy Limited, Poly-Vac S.A. and Mettis (UK) Limited, including its wholly-owned subsidiary, Thornton Precision Components Limited. The Company is a global supplier of integrated products and services consisting primarily of surgical implants, instruments and cases to orthopedic and other medical device companies.

The condensed consolidated financial statements of the Company have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying condensed consolidated financial statements contain all material adjustments (consisting only of normal recurring adjustments) necessary to present fairly the consolidated financial position of the Company, its results of operations and cash flows. Interim results are not necessarily indicative of results for a full year. The condensed consolidated financial statements included herein should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s 2004 Annual Report on Form 10-K.

Certain prior year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no impact on the Company’s results of operations or financial position.

The Company’s year end is the 52 or 53 week period ending the Saturday closest to December 31. Fiscal year 2005 and 2004 are 52 week years. As such, quarters are 13 weeks long ending the Saturday closest to March 31, June 30, or September 30. References in these consolidated financial statements to the three months ended refer to these financial periods, respectively.

2. Inventories

Inventories consist of the following:

	January 1, 2005	April 2, 2005
Raw material and supplies	$6,012	$5,489
Work-in-process	20,561	19,306
Finished goods	7,510	10,538

	$34,083	$35,333

3. Property and Equipment

Property and equipment, including depreciable lives, consists of the following:

	January 1, 2005	April 2, 2005
Land	$1,337	$1,327
Buildings and improvements (20 to 40 years)	22,117	22,380
Machinery and equipment (5 to 15 years)	74,064	76,700
Office equipment (3 to 5 years)	5,307	5,494
Construction-in-progress	4,170	8,314

	106,995	114,215
Less accumulated depreciation	35,141	36,985

	$71,854	$77,230

Symmetry Medical Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

4. Intangible Assets

Intangible assets subject to amortization consist of technology and customer related intangible assets acquired in connection with the Company’s acquisition of Mettis (UK) Limited on June 11, 2003. These assets ($13,286 at April 2, 2005 and $13,482 at January 1, 2005) are being amortized using the straight-line method over 9 to 25 years. The Company has $3,813 and $3,845 of indefinite lived intangible assets at April 2, 2005 and January 1, 2005, respectively.

5. New Accounting Pronouncements

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) is effective for fiscal years beginning after July 1, 2005. The Company expects to adopt Statement 123(R) using the “modified prospective” method in which compensation cost is recognized beginning with the effective date based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on its overall financial position. The total impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 6 to the condensed consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

6. Stock-Based Compensation

The Company has elected to follow APB No. 25, Accounting for Stock Issued to Employees, in accounting for its stock options and; accordingly, no compensation cost has been recognized for stock options in the consolidated financial statements. However, SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, requires pro forma presentation as if compensation costs had been expensed under the fair value method of SFAS No. 123. For purposes of pro forma disclosure, the estimated fair value of the options at the date of grant is amortized to expense over the vesting period.

Symmetry Medical Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

The following table illustrates the effect on net income as if compensation expense had been recognized for the years ended:

	April 3, 2004	April 2, 2005
Reported net income	$2,210	$7,664
Pro forma stock-based compensation expense (net of tax)	(69)	(46)
Stock-based employee compensation recorded (net of tax)	—	4

Adjusted net income	$2,141	$7,622

Basic net income (loss) per share applicable to common:
Reported net income (loss) per share	$(0.01)	$0.23
Stock-based compensation expense (net of tax) per share	(0.00)	(0.00)

Adjusted net income (loss) per share	$(0.01)	$0.23

Diluted net income (loss) per share applicable to common:
Reported net income (loss) per share	$(0.01)	$0.22
Stock-based compensation expense (net of tax) per share	(0.00)	(0.00)

Adjusted net income (loss) per share	$(0.01)	$0.22

7. Segment Reporting

The Company primarily designs, develops and manufactures implants and related surgical instruments and cases for orthopedic device companies and companies in other medical device markets such as dental, osteobiologic and endoscopy. The Company also has a special services business serving primarily aerospace customers, which does not meet the quantitative disclosure requirements of SFAS 131. The Company manages its business and operates in a single reportable business segment. Because of the similar economic characteristics of the operations, including the nature of the products, comparable level of FDA regulations, same or similar customers, those operations have been aggregated following the provisions of SFAS 131 for segment reporting purposes.

The Company is a multi-national corporation with operations in the United States, the United Kingdom and France. As a result, the Company’s financial results can be impacted by currency exchange rates in the foreign markets in which the Company sells its products. While exposure to variability in foreign currency exists, the Company does not believe it is significant to its operations and any variability is somewhat offset through the location of its manufacturing facilities. Revenue is attributed to geographic locations based on the location to which the Company ships its products.

Revenue From External Customers:

	April 3, 2004	April 2, 2005
United States	$31,499	$41,981
Ireland	3,871	8,317
United Kingdom	5,827	6,670
Other foreign countries	4,641	6,792

Total Net Revenues	$45,838	$63,760

Symmetry Medical Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

Concentration of Credit Risk:

A substantial portion of the Company’s revenue is derived from a limited number of customers. The Company’s revenue includes revenue from customers of the Company which individually account for 10% or more of revenue as follows:

Quarter ended April 2, 2005 – Three customers representing approximately 29%, 14% and 14% of revenue, respectively.

Quarter ended April 3, 2004 – Four customers representing approximately 22%, 15%, 14% and 12% of revenue, respectively.

Following is a summary of the composition by product category of the Company’s revenue to external customers. Revenue of the specialty services business is included in the “other” category.

	April 3, 2004	April 2, 2005
Implants	$17,011	$22,957
Instruments	14,725	23,350
Cases	10,558	13,844
Other	3,544	3,609

Total Revenue	$45,838	$63,760

8. Net Income (Loss) Per Share

The following table sets forth the computation of earnings per share.

	April 3, 2004	April 2, 2005
Net income	$2,210	$7,664
Preferred stock dividends	(2,316)	—

Net income (loss) available to common shareholders	$(106)	$7,664

Weighted-average common shares outstanding—basic	15,761,970	33,174,979
Effect of stock options and warrants	—	940,729

Weighted-average common shares outstanding and assumed conversions	15,761,970	34,115,708

Net income (loss) per share available to common shareholders:
Basic	$(0.01)	$0.23

Diluted	$(0.01)	$0.22

9. Commitments and Contingencies

The Company is involved, from time to time, in various contractual, product liability, patent (or intellectual property) and other claims and disputes incidental to its business. Currently, there is no environmental or other litigation pending or, to the knowledge of the Company, threatened, that the Company expects to have a material adverse affect on its financial condition, results of operations or liquidity. While litigation is subject to uncertainties and the outcome of litigated matters is not predictable with assurance, the Company currently believes that the disposition of all pending or, to the knowledge of the Company threatened, claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company’s consolidated and combined financial condition, results of operations or liquidity.

Mettis (UK) Limited

Report of Independent Auditors

To the Board of Directors and Shareholder of Mettis (UK) Limited:

In our opinion, the accompanying consolidated and combined balance sheets and the related consolidated and combined statements of operations, changes in shareholder’s deficit and cash flows present fairly, in all material respects, the financial position of Mettis (UK) Limited and its subsidiaries (together the “Company”) at March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated and combined financial statements, the Company was a subsidiary of Mettis Group Limited in all periods presented. The financial position, results of operations and cash flows of the Company could differ from those that would have resulted had the Company operated autonomously as an entity independent from Mettis Group Limited.

As discussed in Note 2 to the consolidated and combined financial statements, the Company ceased amortizing goodwill on adoption of the relevant provisions of Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, on April 1, 2002. As discussed in Note 2, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, on April 1, 2001.

The accompanying consolidated and combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, the Company is dependent upon the financial support of its parent company, Mettis Group Limited, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 15. The consolidated and combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    PRICEWATERHOUSECOOPERS LLP

Birmingham,	United Kingdom
6	June 2003

Mettis (UK) Limited

Consolidated and Combined Balance Sheets

	March 31
	2003 ($’000)	2002 ($’000)
Assets
Current assets:
Cash and cash equivalents	2,496	1,125
Accounts receivable, net of allowances for doubtful accounts of $29 and $19 at March 31, 2003 and 2002, respectively	17,379	12,172
Inventories, net	14,232	14,736
Prepaid expenses and other current assets	2,884	2,064
Intercompany receivables	62	644

Total current assets	37,053	30,741
Property and equipment	30,069	28,851
Goodwill, net	64,716	61,180
Other assets	2,656	3,593

Total assets	134,494	124,365

Liabilities and Shareholder’s Deficit
Current liabilities:
Cash overdraft	1,301	427
Accounts payable	7,294	9,024
Accrued liabilities and other current liabilities	2,834	3,085
Intercompany payables	791	—
Capital lease obligations, current	948	589
Debt, current portion	9,609	5,811
Derivative financial instruments	1,948	2,235

Total current liabilities	24,725	21,171
Capital lease obligations, long term	2,188	1,403
Debt, long term	134,215	126,848
Deferred tax liabilities	1,912	2,179

Total liabilities	163,040	151,601

Commitments (Note 13)

Shareholder’s deficit:
Common stock: ordinary shares; £1.00 each; 310,452,003 authorized, 110,452,001 issued and outstanding at March 31, 2003 and 2002, respectively	157,284	157,284
Shareholder’s net investment	(185,830)	(184,520)

Total shareholder’s deficit	(28,546)	(27,236)

Total liabilities and shareholder’s deficit	134,494	124,365

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Consolidated and Combined Statements of Operations

	Year ended March 31
	2003 ($’000)	2002 ($’000)
Revenues	84,466	71,556
Cost of revenues	(60,307)	(50,723)

Gross profit	24,159	20,833
Operating expenses:
Research and development	186	8
Sales and marketing	2,394	2,166
General and administrative expenses	6,131	4,649
Amortization of goodwill	—	6,372

Total operating expenses	8,711	13,195

Operating income	15,448	7,638
Interest expense	(15,239)	(14,125)
Interest income	720	762
Other income (expense)	165	2

Income/(loss) before provision for income taxes	1,094	(5,723)
Provision for income taxes	(1,504)	(1,754)

Loss before change in accounting principle	(410)	(7,477)
Net effect of change in accounting principle	—	(2,039)

Net income/(loss)	(410)	(9,516)

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Consolidated and Combined Statements of Cash Flows

	Year ended
	2003 ($’000)	2002 ($’000)
Cash flows from operating activities:
Net loss	(410)	(9,516)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,684	10,284
Disposals of property, plant and equipment	31	34
Provision for doubtful accounts	10	4
Provision for deferred income taxes	(267)	641
Changes in current assets and liabilities:
Accounts receivable	(5,217)	784
Inventories	504	(2,821)
Prepaid expenses and other current assets and other current assets	(820)	(782)
Intercompany	1,373	(544)
Accounts payable	(1,730)	335
Accrued liabilities and other current liabilities	(251)	(316)
Derivative financial instruments	(287)	2,235
Other assets	937	1,009

Net cash provided by (used in) operating activities	(1,443)	1,347

Cash flows from investing activities:
Purchase of new businesses, net of cash acquired	—	—
Purchases of property, plant and equipment	(2,057)	(4,557)

Net cash used in investing activities	(2,057)	(4,557)

Cash flows from financing activities:
Movement in shareholder’s net investment	9,323	5,729
Cash overdraft	874	427
Proceeds from issuance of external debt	—	—
Repayment of external debt	(3,452)	(2,620)
Principal payments on capital leases	(1,765)	(484)
Payment of debt issuance costs	—	—

Net cash provided by financing activities	4,980	3,052

Effect of exchange rate changes on cash and cash equivalents	(109)	—
Net increase (decrease) in cash and cash equivalents	1,371	(158)
Cash and cash equivalents, beginning of period	1,125	1,283

Cash and cash equivalents, end of period	2,496	1,125

Supplemental cash flow information:
Interest paid on external debt	2,967	3,288

Interest income	(350)	(762)

Income taxes paid during the period	2,019	1,434

Supplemental non cash investing and financing activity:
Acquisition of property, plant and equipment under capital lease	2,909	800

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Consolidated and Combined Statements of Changes in Shareholder’s Deficit

	Ordinary shares		Other comprehensive income (loss) ($’000)	Shareholder’s net investment ($’000)	Total ($’000)
	Number (in thousands)	Amount ($’000)
Balance at April 1, 2001	200,000	328,200		(349,547)	(21,347)
Corporate reorganization	110,452	157,284		—	157,284
Cancellation of Share Capital	(200,000)	(328,200)		328,200	—
Dividend payments to Mettis Group Limited	—	—		(212,312)	(212,312)
Net loss	—	—	(9,516)		(9,516)
Currency translation adjustment	—	—	44,703		44,703

Comprehensive income			35,187	35,187

Movement in shareholder’s net investment	—	—		13,952	13,952

Balance at March 31, 2002	110,452	157,284		(184,520)	(27,236)
Net loss	—	—	(410)		(410)
Currency translation adjustment	—	—	(3,633)		(3,633)

Comprehensive loss	—	—	(4,043)	(4,043)

Movement in shareholder’s net investment	—	—		2,733	2,733

Balance at March 31, 2003	110,452	157,284		(185,830)	(28,546)

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements

1 The Company and its operations

Mettis (UK) Limited is a privately owned company, registered in the United Kingdom. Mettis (UK) Limited and its subsidiaries (collectively “Mettis” or the “Company”) is a designer, manufacturer and supplier of a broad range of orthopaedic and aerospace products. These products are manufactured in facilities located in the United Kingdom and the United States of America. The Company was incorporated in England and Wales on March 20, 1998. The Company is a wholly owned subsidiary of Mettis Group Limited, a privately owned company registered in the United Kingdom which acquired certain businesses from National Industries Group SAK of Kuwait, including the Company and its principal subsidiaries—Thornton Precision Components Limited and Mettis Group Inc., (the “Acquisition”), in February 1999.

The Acquisition was accounted for as a purchase business combination. The purchase accounting adjustments arising from this Acquisition have been “pushed down” into these consolidated and combined financial statements of the Company to the extent that these adjustments related to the Company.

2 Basis of preparation and significant accounting policies

a) Basis of preparation

The financial statements of the Company for each of the years in the two year period ended March 31, 2003 have been prepared on a carve-out basis. Effective February 17, 2002, as part of a corporate reorganization of the business, the issued and outstanding share capital of Thornton Precision Components Limited and Mettis Group Inc, which were directly owned subsidiaries of Mettis Group Limited conducting business in the United Kingdom and the United States of America respectively, were transferred to the Company in addition to two dormant companies. Mettis Group Inc. is a holding company for the US operations of Jet Engineering Inc., and UltreXX, Inc. The consideration for this transaction was the issuance of 110,452,001 ordinary shares, with a nominal value of £1.00 of the Company. These consolidated and combined financial statements present the results of operations and financial position of the Company in its current form for the two years ended March 31, 2003. The financial statements include allocations of certain expenses and interest charges relating to the Company from Mettis Group Limited, the Company’s immediate parent.

Carve-out allocation methodology

These carve-out financial statements include certain allocations of specific Mettis Group Limited corporate expenses, including legal, accounting, insurance, and other Mettis Group Limited corporate and infrastructure costs. The expense allocations have been determined on bases that Mettis Group Limited and the Company considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company. However, the financial information included herein may not reflect the financial position, operating results, changes in shareholder’s deficit and cash flows of the Company in the future or what they would have been had the Company been a separate stand-alone entity during the periods presented.

Central expenses

The financial statements include, in general and administrative expenses, certain management charges and allocations from Mettis Group Limited of $1.5 million and $1.0 million in 2003 and 2002, respectively. The management charges comprise certain specific costs incurred by Mettis Group Limited on behalf of the Company in relation to services provided. In addition to these management charges, the expense allocations representing an allocation of the remaining costs of Mettis Group Limited’s shared administrative functions, including legal,

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

accounting, treasury and other corporate and infrastructure costs, have also been recognised. These allocations are based upon the Company’s revenues as a percentage of Mettis Group Limited’s consolidated revenues. Additional management charges have been made by Mettis Group Limited for acting as guarantor for external debt of the company of $1.0 million and $1.1 million in 2003 and 2002, respectively. Management believes that the allocation methodology used is reasonable.

The expenses allocated are not necessarily indicative of the expenses that would have been incurred if the Company had been an independent entity and had otherwise managed these functions.

External debt balances and associated interest expense

As the Company guarantees its assets as collateral for the parent’s debt, it has been allocated a portion of the external debt secured by Mettis Group Limited in order to fund the original Acquisition in 1999. The debt balances have been allocated in proportion to the original allocation of the purchase price. Interest and debt issuance costs in proportion to the debt have also been allocated to the Company. Such interest charges represent an allocation of the actual external interest charges incurred by Mettis Group Limited. Such debt issuance costs also include an allocation of the write-off of debt issuance costs on the extinguishment of the initial external debt which was replaced in the financing reorganisation on September 13, 2000. See note 9.

Shareholder’s net investment

All Mettis Group Limited funding balances and comprehensive income items have been aggregated in the consolidated and combined balance sheets within shareholder’s net investment. In addition to movements resulting from the Company’s result and foreign exchange fluctuations, this net investment balance will fluctuate on an annual basis by virtue of movements in capital contributions and dividends made from the Company to Mettis Group Limited. The net impact of these items is categorized as a “movement in shareholder’s net investment”.

Income taxes

Under Mettis Group Limited’s ownership the Company comprised of separate legal entities which filed separate income tax returns. The deferred tax expense recorded in the statements of operations reflect the change in tax assets and liabilities, adjusted for the tax effect of carve-out adjustments, to compute the tax expense as if the Company were a separate entity subject to the enacted tax legislation in the UK and the US.

Derivative financial instruments

The Company’s exposure to fluctuations in interest rates was managed by Mettis Group Limited which was party to various Interest Rate Swap arrangements. Following the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities” on April 1, 2001, the fair value of such arrangements has been allocated to the Company in proportion to the underlying debt allocation from Mettis Group Limited to the Company.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

Presentation of management charges and allocated costs

Management charges and allocated costs included in the statements of operations is as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)
General and administrative expenses	1,544	957
Interest expense:
Bank loans—senior debt, pushed down	3,044	3,032
Related party loans, pushed down	7,047	4,387
Amortization of debt issuance costs, pushed down	621	563
Write-off of debt issuance costs, pushed down	—	—
Interest rate swaps	(370)	455
Intercompany loan guarantee fee	964	1,137

b) Significant accounting policies

The accompanying consolidated and combined financial statements comprise the financial statements of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.

Foreign currency translation

Transactions in currencies other than the functional currency of the underlying operation are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the operation’s functional currency are translated at rates of exchange prevailing at the balance sheet date to the operation’s functional currency. Related transaction gains and losses are reported in the statements of operations.

Upon consolidation, the results of operations of subsidiaries, whose functional currency is other than the reporting currency of the Company, the US Dollar, are translated at the average exchange rate for the period. Assets and liabilities, excluding equity account balances which are translated at historical rates, are translated at period end exchange rates. Currency translation adjustments are presented as comprehensive income in the consolidated and combined financial statements and are included in net income only upon sale or liquidation of the related foreign subsidiary. Dividends declared and paid by the Company are denominated in pounds sterling.

Use of estimates

The preparation of consolidated and combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the year. Estimates and assumptions have been made by management concerning the selection of useful lives of property and equipment, goodwill, provisions necessary for uncollectible receivables, provisions for slow-moving and obsolete inventory, carrying value of long-lived assets, income tax valuation allowances and other similar evaluations.

Revenue recognition

The Company’s principal sources of revenue arise from the manufacture and sale of forgings and machined components for the medical and aerospace industries. The Company recognizes revenue pursuant to Staff

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) shipment of goods and passage of title; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

Products are primarily manufactured at locations within close proximity to the customers’ premises. Consequently, revenue is recognized when products are dispatched from the Company’s manufacturing facilities which is the point at which ownership and the risks and rewards thereof transfer to the customer.

Customers may return products in the event of product defect or inaccurate order fulfilment. The Company maintains an allowance for sales returns based upon a historical analysis of returns. Returns were not significant in any of the periods presented.

Cash and cash equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible into cash and have original maturities of three months or less. The Company deposits cash and cash equivalents with high credit quality financial institutions.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents, primarily composed of deposits, are maintained with two financial institutions and the composition and maturities are regularly monitored by management. Deposits at any time may exceed federally insured limits. The accounts receivable are derived from revenue earned from customers located in the US and the UK. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. At March 31, 2003 one customer accounted for approximately 14% of accounts receivable. No customer accounted for in excess of 10% of accounts receivable in 2002. Another customer accounted for approximately 17% and 14% respectively of total revenues for the years ended March 31, 2003 and 2002 respectively.

Fair value of financial instruments

Carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short maturities. The carrying amount of long-term debt approximates fair value and is based on borrowing rates currently available with similar terms and average maturities. The carrying amount of financial instruments is shown in Note 11.

Research and development costs

Costs related to research and development were expensed as incurred and were approximately $186,000 and $8,000 for the years ended March 31, 2003 and 2002, respectively.

Accounts receivable

Amounts receivable are stated at estimated net realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

Inventories

Inventories are stated at the lower of cost or market value and are shown net of an inventory allowance in the balance sheet. The cost of inventory is determined based on the first-in, first-out (FIFO) method. Provisions are made as necessary to reduce inventory amounts to their net realizable value or to provide for obsolete products.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for improvements which enhance the useful life of the assets are capitalized and are amortized over the lesser of the useful life of the assets or the lease term, whichever is shorter. Repairs and maintenance costs which do not enhance the useful life of the assets are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 4 to 15 years, except land and buildings which are depreciated over periods up to 40 years.

Long-lived assets

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived assets”. SFAS No. 144 requires an impairment review to be performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an indicator of impairment exists, estimates of the future cash flows expected to result from the use of the asset and its eventual disposition is performed. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses, including goodwill pushed down arising on the Acquisition of the Company on February 19, 1999. Goodwill has been amortized using the straight-line method, over 12 years for all acquisitions completed prior to June 30, 2001. Effective July 1, 2001, the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” applicable to business combinations completed after June 30, 2001. Effective April 1, 2002, additional provisions of SFAS No. 142, relating to business combinations completed prior to June 30, 2001 became effective and were adopted. Under the provisions of SFAS No. 142, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization beginning April 1, 2002.

The Company has completed its process to determine whether an impairment loss arose on the adoption of SFAS No. 142. This process involved a comparison of the fair value of the Company’s reporting units to the carrying value thereof and results of this testing highlighted that the fair value of the reporting units exceed their carrying amounts and therefore goodwill of the reporting units was not considered impaired.

Comprehensive income/(loss)

Certain foreign currency items are included as components of other comprehensive income/(loss). Components of comprehensive income/(loss) are reported in the statements of changes in shareholder’s deficit.

In preparing these carve-out financial statements, the Company has followed accounting principles generally accepted in the United States of America. This represented a change in the accounting principles

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

previously followed by the Company effective April 1, 2001. From this point, the Company has separately analyzed the individual components of Other Comprehensive Income, which on a cumulative basis from April 1, 2001 totalled $21.4 million and $25.4 million at March 31, 2003 and 2002, respectively.

Derivative financial instruments

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement has subsequently been amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. This Statement became effective for the Company on April 1, 2001 and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all free-standing and many embedded derivatives on the balance sheet at fair value, regardless of any hedging relationship designation. Derivative instruments must be classified as hedging transactions (either fair value hedges, cash flow hedges, foreign currency fair value hedges, foreign currency cash flow hedges or net investment hedges in a foreign operation) or non-hedging transactions, and the accounting treatment of derivative instruments and hedged items depends on this classification. Changes in the fair value of derivative instruments that do not qualify for or are not designated in hedging relationships are recognized immediately in current period earnings when they occur.

On April 1, 2001, the Company recognized all freestanding derivative instruments as either assets or liabilities and measured them at fair value. This resulted in the recognition of a change in accounting principle adjustment of $2.0 million, net of tax.

The Company’s interest rate swaps and foreign currency forward contracts do not meet the requirements for hedge accounting and hence there were no derivatives designated as qualifying fair value, cash flow or net investment hedging instruments in any of the periods presented. Movements in the fair value of derivatives are therefore recognized in the statements of operations.

Income taxes

The provision for income taxes in the Company’s financial statements has been determined on a separate return basis. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. Changes in tax rates are recognized in the statements of income in the period in which the rate changes are enacted. Deferred tax assets are reduced through the establishment of a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

Retirement and other post employment benefits

The majority of the Company’s employees participate in retirement benefit plans. In the UK, certain employees participate in a defined contribution plan sponsored by Mettis Group Limited, and in the US, certain employees participate in defined contribution plans sponsored by Mettis Group Inc. Contributions made by the Company are recognised in the statements of operations as incurred.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

Certain employees in the UK participate in a defined benefit plan sponsored by Mettis Group Limited. The Company is a participating employer in this scheme and it is not possible to reasonably allocate a share of the plans assets and liabilities. As a consequence, the retirement benefit costs in relation to this scheme have been accounted for as the cash contributions made to the plan, as allowed for under multi-employer accounting within SFAS No. 87, “Employers’ Accounting for Pensions”.

Leased assets

The Company has various operating and capital leases for its buildings, machinery and equipment. Leases that do not transfer substantially all of the benefits and risks of ownership to the lessee or meet any of the other criteria for capitalization are classified as operating leases. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term. For those leases classified as capital leases, the fair value of the lease is recorded on the balance sheet as a fixed asset and is depreciated over the lesser of the useful life of the asset or the remaining lease term. The corresponding liability is recorded, and the interest element is charged to earnings over the lease term.

Recent accounting pronouncements

In August 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations”. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation covered under the scope of SFAS No. 143 would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, the Company would either settle the obligation for its recorded amount or incur a gain or loss on settlement. The standard is applicable for the Company from April 1, 2003. The Company is considering this standard to determine, among other things, whether it has any asset retirement obligations which are covered under the scope of SFAS No. 143, and the effect, if any, the adoption of SFAS No. 143 will have on the Company’s results of operations or financial position.

In July 2002, the FASB issued Statement No. 146, “Accounting For Costs Associated with Exit or Disposal Activities”. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company believes that the adoption of this standard will not have a material impact on its results of operations or financial position since adoption as it has not yet disposed or exited from any activities.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that the adoption of this standard will have no material impact on the Company’s results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The Company believes that the adoption of this standard has had no material impact on the Company’s results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first annual period beginning after June 15, 2003. The Company believes that the adoption of this standard will have no material impact on the Company’s results of operations or financial position.

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company has not yet determined the effect of the adoption of SFAS No. 149 on the Company’s results of operations or financial position.

In May 2003, the FASB issued Statement No. 150 “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how a Company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that a Company classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first fiscal period beginning after December 15, 2003. The Company has not yet determined the effect of the adoption of SFAS No. 150 on the Company’s results of operations or financial position.

3 Acquisitions

On September 20, 2000, Mettis Group Inc., a wholly owned subsidiary of the Company, acquired UltreXX Inc., an Indiana corporation, for a total gross consideration of $11.5 million. This resulted in additional goodwill of $8.0 million. Pro-forma results of operations have not been presented because the effect of this acquisition was not deemed material.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

4 Income taxes

Income (loss) before provision for income taxes, is as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)
Domestic (UK)	(6,282)	(9,211)
Foreign (US)	7,376	3,488

Total	1,094	(5,723)

The provision for income taxes consisted of the following:

	Year ended March 31
	2003 ($’000)	2002 ($’000)
Current income taxes:
US federal tax	1,543	1,124
US state and local taxes	295	—

Total current	1,838	1,124
Total deferred	(334)	630

Total provision	1,504	1,754

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

The significant components of deferred income tax assets and liabilities and their balance sheet classifications, as of March 31, are as follows:

	2003 ($’000)	2002 ($’000)
Deferred tax assets:
Current:
Inventory	467	532
Employee compensation & benefit plans	43	39
Derivative financial instruments	819	738
Legal	14	15
Other	21	17

Gross current deferred tax assets	1,364	1,341
Less: valuation allowance	(1,364)	(1,341)

Current deferred tax assets	—	—

Non current:
Property and equipment	144	—
Loss carry forwards	3,572	2,598
Goodwill	941	1,073
Other	26	72

Gross non current deferred tax assets	4,683	3,743
Less: valuation allowance	(4,683)	(3,743)

Non current deferred tax assets	—	—

Deferred tax liabilities:
Non current:
Property and equipment	(1,771)	(2,165)
Derivative financial instruments	(125)	—
Other	(16)	(14)

Non current deferred tax liabilities	(1,912)	(2,179)

Net deferred tax liability	(1,912)	(2,179)

The differences between income taxes for financial reporting purposes and the U.K. statutory rate of 30% are as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)
Income tax based on statutory rate	328	(1,717)
Foreign tax rate differential	238	151
Non deductible goodwill	—	1,912
State taxes	295	—
Change in valuation allowance—NOL’s	569	1,211
Currency loss	—	—
Other, net	74	197

Total	1,504	1,754

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

The Company’s net operating loss carried forward for UK income tax purposes was $11.9 million (tax at 30%—$3.6 million) as at March 31, 2003. This UK loss has arisen as a result of the carve-out allocation methodology.

Management considers that it is more likely than not that the net operating losses and other deferred tax assets could not be utilized in the future, therefore the Company has established a valuation allowance in respect of these losses carry forwards.

The tax attributes of the Company’s assets and liabilities may be impacted by any change in control of the Company.

5 Inventories

Inventories, net consisted of the following amounts and classifications at March 31:

	2003	2002
	($’000)	($’000)
Raw materials	3,139	4,597
Work in process	9,453	8,890
Finished goods	2,552	2,171

Inventories, gross	15,144	15,658
Less: provisions	(912)	(922)

Inventories, net	14,232	14,736

Included in work in process are amounts incurred on customer-owned special tools subject to reimbursement by customers of approximately $1,050,000 and $665,000 as of March 31, 2003 and 2002, respectively.

6 Goodwill

Goodwill pushed down as of March 31, consisted of the following:

($’000)
Net goodwill at April 1, 2001	67,605
Amortization charge for the year	(6,372)
Foreign currency translation adjustment	(53)

Net goodwill at March 31, 2002	61,180
Foreign currency translation adjustment	3,536

Goodwill at March 31, 2003	64,716

Total amortization expense for the years ended March 31, 2003 and 2002 was $nil and $6,372,000, respectively. For a discussion of acquisitions since February 19, 1999 and the associated goodwill, see Note 3 to the consolidated and combined financial statements.

Under SFAS No. 142, intangible assets deemed to have indefinite lives and goodwill are subject to annual impairment testing using the guidance and criteria described in the standard. This testing requires the comparison

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. The Company has performed as at April 1, 2002, an impairment test of goodwill and determined that no impairment exists.

In accordance with SFAS No. 142 the Company discontinued the amortization of goodwill effective April 1, 2002. The non amortization of goodwill has increased the Company’s net income beginning in fiscal year 2003. The following results have been adjusted to eliminate the effect of goodwill amortization, assuming goodwill had not been amortized prior to April 1, 2002:

	Year ended March 31
	2003 ($’000)	2002 ($’000)
Reported net loss	(509)	(8,563)
Adjustment for amortization of goodwill, net of tax	—	6,239

Adjusted net loss	(509)	(2,324)

7 Property and equipment

The components of property and equipment, net as of March 31, are as follows:

	2003 ($’000)	2002 ($’000)
Land and buildings	10,269	9,653
Plant and machinery	42,509	36,839
Fixtures and fittings	586	551
Tooling	3,617	2,951

	56,981	49,994
Less accumulated depreciation and amortization	(26,912)	(21,143)

	30,069	28,851

Depreciation expense for the years ended March 31, 2003 and 2002 was $4,684,000 and $3,912,000, respectively.

Plant and machinery cost includes approximately $5,800,000 and $2,900,000 of equipment under capital leases at March 31, 2003 and 2002 respectively. Accumulated depreciation of these assets under capital leases totaled approximately $1,500,000 and $740,000 at March 31, 2003 and 2002, respectively.

8 Accrued liabilities and other current liabilities

Accrued liabilities and other current liabilities at March 31, consisted of the following:

	2003 ($’000)	2002 ($’000)
Payroll taxes and VAT	771	548
Accrued expenses	671	732
Other	1,392	1,805

	2,834	3,085

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

9 Long-term debt

The Company’s long-term debt at March 31, is summarized as follows:

	2003 ($’000)	2002 ($’000)
Bank loans—Senior Debt, External	33,401	36,853
Bank loans—Senior Debt, pushed down	34,952	34,312
Related party loans, pushed down	75,471	61,494

Total debt	143,824	132,659

Less current portion	(9,609)	(5,811)

	134,215	126,848

At March 31, 2003, the Company was a wholly owned subsidiary of Mettis Group Limited. Accordingly, with the exception of its US subsidiaries, the Company did not seek significant amounts of external financing as it was primarily funded by Mettis Group. External financing secured by Mettis Group comprises external debt financing and loans from its principal shareholders, 3i Group plc and associated funds, and has been pushed down to the Company based upon the initial Acquisition price of the Company in February 1999. This funding is recorded as a component of shareholder’s net investment at March 31, 2003 and 2002 respectively.

On September 13, 2000, Mettis Group Limited entered into a Senior Debt agreement with Dresdner Kleinwort Wasserstein as part of a group financing reorganisation. At March 31, 2003 and 2002, $35.0 million and $34.3 million respectively of this debt has been allocated to the company and “pushed-down” to the Company and is referred to as “Bank loans – Senior Debt, pushed down” in the above table. This debt can be repaid at any time at the option of the Mettis Group Limited, but otherwise is repayable by instalments through the year ended March 31, 2008.

As part of this group financing reorganisation, Mettis Group Inc., entered into a Senior Debt agreement with Mettis Group Limited and Dresdner Kleinwort Wasserstein which is referred to as “Bank loans—Senior Debt, External” in the above table. This debt can be repaid at any time at the option of Mettis Group Limited, but otherwise is repayable by instalments through the year ended March 31, 2008.

The Senior Debt bears interest at rates of interest of between LIBOR + 2.25% per annum and LIBOR + 3.0% per annum.

“Related party loans, pushed down” in the above table refers to an allocation of loans from Mettis Group Limited’s principal shareholders, 3i Group plc and associated funds, in order to finance the original Acquisition in February 1999. An element of this debt has been allocated to the Company and pushed down in these financial statements. The pushed down related party loans bear interest which is satisfied by the issue of Unsecured Loan Notes which in turn bear interest at a rate of 8.11% per annum. The effective interest rate for these loans is 6.36% per annum. The related party loans can be repaid at any time at the option of the Mettis Group Limited, but otherwise are repayable by instalment commencing in the year ended March 31, 2008 and concluding in the year ended March 31, 2011.

Mettis Group Limited and its subsidiaries (the “Mettis group”) is party to a group banking arrangement. Borrowings under this arrangement are secured by a fixed and floating charge on the assets of the Mettis group, of which the Company and its subsidiaries are members. At March 31, 2003 and 2002, $116.2 million and $117.6 million respectively, was outstanding under this banking arrangement.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

Scheduled debt repayments

Principal payments of long-term debt are as follows at March 31, 2003:

($’000)
2004	9,609
2005	10,932
2006	13,012
2007	19,548
2008	29,086
Thereafter	61,637

143,824

Interest expense is presented as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)
Leases and overdrafts	186	163
Bank loans—senior debt, external	2,781	3,125
Bank loans—senior debt, pushed down	3,044	3,032
Related party loans, pushed down	7,047	4,387
Amortization of debt issuance costs, external	445	445
Amortization of debt issuance costs, pushed down	621	563
Write-off of debt issuance costs, pushed down	—	—
Intercompany interest	151	818
Interest rate swaps	—	455
Intercompany loan guarantee fee	964	1,137

	15,239	14,125

Interest income is presented as follows:

	Year ended March 31
	2003 ($’000)	2002 ($’000)
Interest rate swaps	(370)	—
Interest income	(350)	(762)

	(720)	(762)

10 Pensions

The majority of the Company’s employees participate in retirement benefit plans. In the UK, certain employees participate in a defined benefit plan, sponsored by Mettis Group Limited. The Company is a participating employer in the defined benefit scheme and it is not possible to reasonably allocate a share of the

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

plan assets and liabilities. As a consequence, the retirement benefit costs in relation to the defined benefit plan have been accounted for as the cash contributions made to the plan as allowed for under multi-employer accounting within SFAS No. 87.

In the US, certain employees participate in defined contribution plans sponsored by Mettis Inc.

Pension contributions made by the Company of approximately $618,000 and $526,000 have been recognised in the statements of operations for the years ended March 31, 2003 and 2002, respectively.

11 Financial instruments

During the normal course of business, the Company is exposed to interest rate risk and foreign currency risk. These risks can create volatility in earnings and cash flows from year to year, and hence the Company occasionally makes use of derivative instruments to eliminate or limit these risks. The Company’s objective is to reduce the volatility of earnings and cash flows associated with market risks. Derivative instruments held by the Company are used for economic hedging and non-speculative purposes.

The Company has entered into foreign exchange forward contracts to limit its exposure to movements in exchange rates on transactions denominated in currencies other than the applicable operation’s functional currency. At March 31, 2003 and 2002, the Company was committed to sell nil and $3.7 million for pounds sterling, respectively. These contracts have not been designated for hedge accounting as defined by SFAS No. 133, and hence for the years ended March 31, 2003 and 2002, respectively, the Company recorded a loss of $18,000 and a gain of $259,000 in revenues, respectively, representing the change in the fair value of foreign currency forward contracts. On adoption of SFAS No. 133 on April 1, 2002, the Company recognised a Change in Accounting Policy adjustment in relation to foreign currency forward contracts of a loss of $242,000.

Mettis Group Limited has entered into interest rate swap contracts to limit its exposure to fluctuations in market interest rates, whereby variable interest payment obligations under the senior debt arrangements have been swapped for fixed interest rate payment obligations. These interest rate swaps have been pushed down to the Company in proportion to the debt allocated as part of the carve-out. These contracts provide economic hedging for the Mettis Group Limited and the Company, however have not been designated as hedges for accounting purposes under SFAS 133, and as a consequence, a gain of $370,000 and a loss of $455,000 have been recognized in interest income/(expense) in the years ended March 31, 2003 and 2002, respectively representing the change in the fair value of these interest rate swap contracts. On adoption of SFAS No. 133 on April 1, 2002, the Company recognised a Change in Accounting Policy adjustment in relation to interest rate contracts of a loss of $1,797,000.

The estimated fair value of the Company’s financial instruments as of March 31, 2003 and 2002, respectively is summarized below. The estimated fair values approximate amounts at which financial instruments could be exchanged in a current transaction between willing parties. The fair values are based on estimates using discounted cash flows and other valuation techniques that are significantly affected by the assumptions used concerning the amount, probability and timing of estimated future cash flows that reflect varying degrees of risk. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposition nor do they indicate the Company’s intent or ability to dispose of the financial instrument.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

Fair value of financial instruments at March 31, consisted of the following:

	2003		2002
	Book value ($’000)	Estimated Fair value ($’000)	Book value ($’000)	Estimated Fair value ($’000)
Assets:
Cash and cash equivalents	2,496	2,496	1,125	1,125
Liabilities:
Cash overdraft	(1,301)	(1,301)	(427)	(427)
Long-term debt	(143,824)	(143,824)	(132,659)	(132,659)
Derivative financial instruments held to manage interest rate and currency exposures	(1,948)	(1,948)	(2,235)	(2,235)

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments. The fair values of other current assets and current liabilities approximate carrying value due to the short period of time to maturity.

Cash and cash equivalents

For cash and cash equivalents, the fair value approximates the carrying value due to the short maturity periods of these financial instruments.

Long-term debt

The estimated fair values of the Company’s long-term debt are based on amounts the Company would have to pay to settle each instrument in cash at March 31, 2003 and 2002, respectively. Prepayment penalties are not included in the fair values because the Company does not intend to settle the instruments before maturity.

Derivative financial instruments

Market values have been used to determine the fair value of interest rate swaps and forward foreign exchange contracts based on estimated amounts the Company would receive or have to pay to terminate the agreements, taking into account the current interest rate environment or current foreign currency forward rates.

12 Shareholder’s equity

Ordinary Shares

The Company was incorporated in the United Kingdom on March 20, 1998 with an initial capitalization of 1,000 shares of £1 authorized and two shares issued. Through amendments to its Articles of Association and corporate reorganizations, the number of ordinary shares authorized and issued was increased as follows:

On April 30, 1998 the Company’s authorized share capital was increased to 250 million ordinary shares of £1 each.

On May, 15 1998 the Company acquired the whole of the issued share capital of NIC Holdings (UK) Plc for consideration of £200 million which was satisfied by the issue at par of 200 million ordinary shares of £1 each. Following this transaction, the authorized and issued ordinary share capital of the Company was 200,000,002 shares of £1 each.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

On February 17, 2002 the Company increased the authorized share capital by 60,452,003 ordinary shares of £1 each.

On February 17, 2002 the Company issued 110,452,001 ordinary shares of £1 each at par as consideration for the acquisition of Thornton Precision Components Limited, Mettis Inc, Arthur Robinson & Sons (Willenhall) Limited and Medicast Limited. The consequent increase in share capital from this transaction was $157.3 million.

On March 13, 2002 the High Court of Justice (Chancery Division) confirmed the cancellation of £200 million ordinary shares of £1 each at par. The Company redeemed 200,000,000 ordinary shares of £1 each at par. The consequent reduction in share capital from this transaction was $328 million.

At March 31, 2003 and 2002, respectively the Company has one class of ordinary shares. All ordinary shares carry one vote per share.

Shareholder’s net investment

All Mettis Group Limited funding balances and comprehensive income/(loss) items have been aggregated in the consolidated and combined balance sheet within shareholder’s net investment within the shareholder’s equity section of the balance sheets. This shareholders net investment balance will fluctuate on an annual basis by virtue of net income/(loss) attributable to the company, movements in capital contributions, dividends made from the Company to Mettis Group Limited and as a result of foreign exchange fluctuations.

In preparation of these carve-out consolidated and combined financial statements, significant debt, goodwill and other balances applicable to the Company have been “pushed-down” from Mettis Group Limited—these balances have been offset within the shareholder’s net investment account.

13 Commitments

Purchase commitments

At March 31, 2003, the Company had approximately $3,600,000 in non-cancellable purchase commitments with suppliers. The Company expects to sell all products that it has committed to purchase from suppliers.

Leases

The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2010. Rent expense for the years ended March 31, 2003 and 2002 was approximately $230,500 and $222,900, respectively. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

Future minimum lease payments under capital leases and non-cancelable operating leases at March 31, 2003 are as follows:

Year ending March 31,	Capital leases ($’000)	Operating leases ($’000)
2004	1,326	98
2005	1,320	20
2006	948	2
2007	155	2
2008	58	—
Thereafter	—	24

Total minimum lease payments	3,807	146

Less: Amount representing interest	(671)

Present value of capital lease obligations	3,136
Less: Current portion	(948)

Long-term portion of capital lease obligations	2,188

Legal matters

The Company is involved, from time to time, in various contractual, product liability, patent (or intellectual property) and other claims and disputes incidental to its business. Currently, no material environmental or other material litigation is pending or, to the knowledge of the Company, threatened. The Company currently believes that the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company’s consolidated and combined financial condition, results of operations or liquidity.

14 Related party transactions

The Company is party to a number of transactions with its immediate parent company, Mettis Group Limited. Such transactions include the provision of certain corporate services, as well as the provision of finance and working capital facilities. These transactions have been reflected in these consolidated and combined financial statements and are more fully described in Notes 1, 2, 9, 11 and 12.

In addition to these transactions, the Company and its subsidiaries have been party to sale and purchase transactions with other subsidiaries of Mettis Group Limited. The company believes that these have been undertaken on an arms length basis and are not significant in any of the years presented. Intercompany balances receivable and payable are disclosed separately in the balance sheets for March 31, 2003 and 2002.

During the year to March 31, 2003 the Company purchased metal cutting services to a value of $544,091 from ADS Precision Limited, a company controlled by a connected party of Mr R J Senior, a director of Thornton Precision Components Limited. The company believes that these transactions were carried out at an arms length basis. At March, 31 2003, $133,647 was owed to ADS Precision Limited, this amount being included in accounts payable.

The accompanying notes are an integral part of the consolidated and combined financial statements

Mettis (UK) Limited

Notes to the Consolidated and Combined Financial Statements—(Continued)

The directors and senior management of the Mettis (UK) Limited and its subsidiaries have the following share interests in Mettis Group Limited at March 31:

	Ordinary shares of 0.01p each
	2003	2002
BS Moore—Director, Mettis (UK) Limited	1,000,000	1,000,000
PJ Hardy—Director, Mettis (UK) Limited	367,500	367,500
RJ Senior—Director, Thornton Precision Components Limited	367,500	367,500
MR Rudd—Vice President, Jet Engineering Inc.	367,500	367,500
KA Campbell—Vice President, Jet Engineering Inc.	50,000	50,000
BE Leyrer—Vice President, Jet Engineering Inc.	150,000	150,000
PK Heffron—Vice President, Jet Engineering Inc.	70,000	70,000
TL Shearer—Vice President, Jet Engineering Inc.	50,000	70,000

15 Going concern

Mettis Group Limited is currently in the final stages of negotiation for the sale of its investment in the Company to a third party. If the sale proceeds as is currently expected by the directors then the Company will leave the Mettis Group and any future financial resources to enable the Company to continue in operational existence for the foreseeable future will be required to be provided by its new owners. If the sale does not proceed in the near future, the Group’s banking group have indicated that they may wish to renegotiate the terms of their current facilities. The directors have received indications from the majority shareholder grouping that certain financial support will be available if required to assist in renegotiations.

These consolidated and combined financial statements have been prepared on the going concern basis which assumes that the Company will continue in operational existence for the foreseeable future. The validity of this assumption depends on the successful negotiation of revised facilities with the group’s banking group if the sale of the Company does not take place as expected by the directors. If the sale does take place, financial support of the new owners will be required. The consolidated and combined financial statements do not include any adjustments that would be required if negotiations with the group’s banking group were not successful or if the sale is successful and the new owners do not provide the necessary financial support.

16 Subsequent events (unaudited)

On May 9, 2003, Mettis Group Limited entered into a conditional agreement to sell Mettis (UK) Limited and its subsidiaries to Symmetry Medical Inc. (“Symmetry”), a company registered in the United States of America. Under the terms of the agreement, Symmetry is expected to purchase the Company for approximately $165.9 million in cash.

The accompanying notes are an integral part of the consolidated and combined financial statements

10,000,000 Shares

Common Stock

Prospectus

                    , 2005

Banc of America Securities LLC	Credit Suisse First Boston

Piper Jaffray	Wachovia Securities

William Blair & Company

Until                     , 2005, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is a statement of estimated costs and expenses, other than underwriting discounts and commissions, to be paid solely by Symmetry Medical Inc. in connection with the offer and sale of the securities being registered hereby:

SEC registration fee	$30,603
NASD filing fee	26,502
NYSE listing fee	7,375
Transfer Agent’s Fee	12,000
Printing and engraving costs	140,000
Legal fees and expenses	300,000
Accounting fees and expenses	250,000
Miscellaneous	33,520

Total	$800,000

Item 14. Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any such person who was, is or is threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation provides that to the fullest extent permitted by the DGCL and except as otherwise provided in its by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of us, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of our directors and officers are covered by insurance policies maintained and held in effect by us against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

Except as set forth below, in the three years preceding the filing of this registration statement, we have not issued any securities that were not registered under the Securities Act.

On July 15, 2002, we sold to Steffan Burns, our former president and chief executive officer, 112,960 shares of our common stock at $0.00138 per share, for a total purchase price of $156 in cash. The securities were issued without registration in reliance on Section 4(2) of the Securities Act.

In connection with our acquisition of Mettis (UK) Limited and its subsidiaries on June 11, 2003, we issued the following securities without registration in reliance on Section 4(2) of the Securities Act:

•	On June 11, 2003, we issued $36.0 million in aggregate principal amount of 12% subordinated notes, warrants to purchase an aggregate of 585,377 shares of our common stock at a purchase price of $0.01 per share and warrants to purchase an aggregate of 3,530 shares of our class A preferred stock at a purchase price of $0.01 per share for aggregate proceeds of $36,000,000, to Windjammer Mezzanine & Equity Fund II, L.P., Olympus Growth Fund III, L.P., Olympus Growth Co-Investment Fund III, L.P., Olympus Executive Fund, L.P., Antares Capital Corporation, and RBS Equity Corporation.

•	We sold an aggregate of 6,998,521 shares of our common stock at $3.04 per share and 48,257 shares of our class A preferred stock at $1,000 per share for aggregate proceeds of approximately $69,550,000 to Windjammer Mezzanine & Equity Fund II, L.P., RBS Equity Corporation, CIT Lending Services Corporation and Knowledge Ventures, LLC.

•	We exchanged an aggregate of 3,042 shares of our class B preferred stock held by Olympus/Symmetry Holdings LLC and its affiliates and Timothy E. Wood for an aggregate of 383,853 shares of our common stock, valued at $3.04 per share, and 2,647 shares of our class A preferred stock, valued at $1,000 per share.

•	We issued to Mettis Group Limited 208,450 shares of our common stock, having an aggregate value of $4,592,149.54, and 10,408 shares of our class A preferred stock, having an aggregate value of $10,407,851.

On June 12, 2003 and July 15, 2003, we sold an aggregate of 118,999 shares of our common stock at $3.04 per share and 821 shares of our class A preferred stock at $1,000 per share to certain of our executive officers, directors and key employees for aggregate proceeds of approximately $820,590. The sales were made without registration in reliance on the exemption provided by Section 4(2) of the Securities Act.

On July 29, 2003, we granted options to purchase a total of 740,624 shares of our common stock to certain executive officers and employees under our 2003 Stock Option Plan at a per share exercise price of $3.04. On December 12, 2003, we agreed to grant options to Fred Hite to purchase 72,410 shares of our common stock under our 2003 Stock Option Plan at a per share exercise price of $4.83 in connection with his employment. In each case, the options were granted without registration in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

On February 15, 2005, we granted each of Frank Turner, Francis Nusspickel and Stephen Oresman, each of whom is an independent director, 1,667 shares of restricted common stock under our 2004 Equity Incentive Plan. This grant to our independent directors, to the extent it may be deemed to be a sale, was made without registration in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933.

On March 21, 2005, we issued 7,002 shares of our common stock to a consultant following the exercise of options granted to the consultant under our 2002 Stock Option Plan. The aggregate exercise price paid to us by the consultant was $1,934.00, and this sale was made pursuant to the exemption from registration under the Securities Act of 1933 set forth in Rule 701.

On May 26, 2005, RBS Equity Corporation converted all of its warrants to purchase our common stock into 140,112 shares of our common stock. The issuance of our common stock was made without registration in reliance on the exemptions provided by Sections 3(a)(9) and 4(2) of the Securities Act of 1933.

No underwriters were involved in connection with any transactions set forth above. In each case we made inquiries to establish that these transactions qualified for exemptions from the registration requirements. In particular, for each sale made in reliance on the exemption provided by Section 4(2) of the Securities Act we received representations from the recipient of the securities that such recipient intended to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that such recipient was an “accredited investor” as defined in Rule 501(a) under the Securities Act. Appropriate legends were affixed to the securities issued.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

The attached Exhibit Index is incorporated by reference herein.

(b)	Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1) for purposes of determining any liability under the Securities Act, that the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

2) for the purpose of determining any liability under the Securities Act, that each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3) to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warsaw, State of Indiana, on July 7, 2005.

SYMMETRY MEDICAL INC.

By:	/S/ BRIAN MOORE
Name:	Brian Moore
Title:	President and Chief Executive Officer

* * * * *

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on July 7, 2005.

Signature	Title

/S/ BRIAN MOORE Brian Moore	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ FRED HITE Fred Hite	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

* Robert S. Morris	Director

* James A. Conroy	Director

* Manu Bettegowda	Director

* Frank Turner	Director

* Stephen B. Oresman	Director

* Francis T. Nusspickel	Director

* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to Registration Statement pursuant to the Power of Attorney executed by the above-named officers and directors of Symmetry Medical Inc. and previously filed with the Securities and Exchange Commission.

By:	/S/ BRIAN MOORE
Brian Moore, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1		Restated Certificate of Incorporation of Symmetry Medical Inc. (incorporated by reference to Exhibit 3.2 to the Symmetry Medical Inc. Registration Statement on Form S-1 (Reg. No. 333-116038), as amended, which became effective on December 8, 2004 (the “2004 Registration Statement”).

3.2		Amended and Restated By-Laws of Symmetry Medical Inc., as amended through March 24, 2005 (incorporated by reference to Exhibit 3.2 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

4.1		Form of Common Stock certificate (incorporated by reference to Exhibit 4.1 to the 2004 Registration Statement).

5.1*		Opinion of Kirkland & Ellis LLP.

10.1		Form of Common Stock Purchase Warrant of Symmetry Medical Inc. (incorporated by reference to Exhibit 10.2 to the 2004 Registration Statement).

10.2		Credit Agreement, dated as of December 14, 2004, by and among Symmetry Medical Inc., Wachovia Bank, National Association as administrative agent and several financial institutions named therein as lenders (incorporated by reference to Exhibit 10.2 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

10.3		Stockholders Agreement, dated as of October 18, 2000, by and among Symmetry Medical Inc., Olympus/Symmetry Holdings LLC, each of the management stockholders named therein and each management employee who at any time acquires securities of the Company (incorporated by reference to Exhibit 10.6 to the 2004 Registration Statement).

10.4		Amendment to Stockholders Agreement, dated as of June 11, 2003, by Symmetry Medical Inc. and Olympus/Symmetry Holdings LLC (incorporated by reference to Exhibit 10.7 to the 2004 Registration Statement).

10.5		Joinder to Stockholders Agreement, dated as of June 11, 2003, by and among Mettis Group Limited, Symmetry Medical Inc. and Olympus/Symmetry Holdings LLC (incorporated by reference to Exhibit 10.8 to the 2004 Registration Statement).

10.6		Form of Joinder and Amendment to Stockholders Agreement, dated as of June 11, 2003, by and among Symmetry Medical Inc. and each of the stockholders party thereto (incorporated by reference to Exhibit 10.9 to the 2004 Registration Statement).

10.7		Amendment to Stockholders Agreement dated as of August 3, 2004, by and among Symmetry Medical Inc. and each of the stockholders party thereto. (incorporated by reference to Exhibit 10.7 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

10.8		Amendment to Stockholders Agreement, dated as of June 6, 2005, by and among Symmetry Medical Inc., Olympus/Symmetry Holdings LLC, 3i Parallel Ventures LP, 3i UKIP II LP, Mayflower LP and Windjammer Mezzanine & Equity Fund, L.P.

10.9		Symmetry Medical Inc. 2002 Stock Option Plan (incorporated by reference to Exhibit 10.10 to the 2004 Registration Statement).

10.10		Form of Nonqualified Stock Option Agreement issued under 2002 Stock Option Plan (incorporated by reference to Exhibit 10.11 to the 2004 Registration Statement).

10.11		Symmetry Medical Inc. 2003 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the 2004 Registration Statement).

10.12		Form of Nonqualified Stock Option Agreement issued under 2003 Stock Option Plan (incorporated by reference to Exhibit 10.13 to the 2004 Registration Statement).

10.13		Symmetry Medical Inc. Amended and Restated 2004 Equity Incentive Plan. (incorporated by reference to Exhibit 10.12 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

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Exhibit Number	Description
10.14	Symmetry Medical Inc. Amended and Restated 2004 Employee Stock Purchase Plan. (incorporated by reference to Exhibit 10.13 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

10.15	Amendment to Symmetry Medical Inc. 2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.14 to the Symmetry Medical Inc. Annual Report of Form 10-K for the year ended January 1, 2004).

10.16	Employment Agreement, dated as of June 11, 2003, by and between Symmetry Medical Inc. and Brian Moore (incorporated by reference to Exhibit 10.16 to the 2004 Registration Statement).

10.17	Employment Agreement, dated as of January 6, 2004, by and between Symmetry Medical Inc. and Fred Hite (incorporated by reference to Exhibit 10.17 to the 2004 Registration Statement).

10.18	Employment Agreement, dated as of June 5, 2003, by and between Thornton Precision Components Ltd. and Richard J. Senior (incorporated by reference to Exhibit 10.18 to the 2004 Registration Statement).

10.19	Form of Restricted Stock Agreement issued under the 2004 Equity Inventive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated May 4, 2004)

21**	List of Subsidiaries of Symmetry Medical Inc.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

23.3	Consent of PricewaterhouseCoopers LLP.

23.4**	Consent of Knowledge Enterprises, Inc.

24**	Power of Attorney (included in Part II of the Registration Statement)

*	To be filed by amendment.
**	Filed previously

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